UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

(A free translation of the original in Portuguese)

Telefônica Brasil S.A.

Parent company and consolidated
interim financial statements at
June 30, 2026
and report on review

(A free translation of the original in Portuguese)

Report on review of parent company and
consolidated interim financial statements

To the Board of Directors and Stockholders

Telefônica Brasil S.A.

Introduction

We have reviewed the accompanying interim balance sheet of Telefônica Brasil S.A. ("Company") as at June 30, 2026 and the related statements of income and comprehensive income for the quarter and six-month periods then ended, and the statements of changes in equity and cash flows for the six-month period then ended, as well as the accompanying consolidated interim balance sheet of the Company and its subsidiaries ("Consolidated") as at June 30, 2026 and the related consolidated statements of income and comprehensive income for the quarter and six-month periods then ended, and the consolidated statements of changes in equity and cash flows for the six-month period then ended, and notes, comprising material accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these parent company and consolidated interim financial statements in accordance with accounting standard CPC 21 - "Interim Financial Reporting", of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - "Interim Financial Reporting", of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of the Company and of the Company and its subsidiaries as at June 30, 2026, and the parent company financial performance for the quarter and six-month period then ended and its cash flows for the six-month period then ended, as well as the consolidated financial performance for the quarter and six-month period then ended and their consolidated cash flows for the six-month period then ended, in accordance with CPC 21 and IAS 34.

www.pwc.com.br	PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16[o], São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000

Telefônica Brasil S.A.

Other matters - Statements of Value Added

The interim financial statements referred to above include the parent company and consolidated statements of value added for the six-month period ended June 30, 2026. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the interim financial statements for the purpose concluding whether they are reconciled with the interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated interim financial statements taken as a whole.

São Paulo, July 23, 2026

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Vinícius Ferreira Britto Rêgo

Contador CRC 1BA024501/O-9

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
QUARTERLY INFORMATION

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2026 and December 31, 2025
(In thousands of Reais)

INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS

		Company		Consolidated
ASSETS	Note	06.30.2026	12.31.2025	06.30.2026	12.31.2025

Current assets		25,921,108	23,385,913	27,936,835	25,220,293
Cash and cash equivalents	3	8,008,724	6,538,941	8,484,361	7,032,339
Financial investments	4	—	—	91,807	99,102
Trade accounts receivable	5	9,851,714	10,082,818	10,496,016	10,619,617
Inventories	6	1,684,262	1,404,872	1,784,151	1,475,998
Prepaid expenses	7	2,867,090	1,891,448	3,415,343	2,414,780
Income and social contribution taxes recoverable	8.a	269,865	335,171	292,931	356,286
Taxes, charges and contributions recoverable	9	2,515,064	2,571,664	2,653,216	2,687,600
Judicial deposits and garnishments	10	143,606	106,279	146,365	107,565
Derivative financial instruments	31.a	54,472	7,605	55,695	7,706
Other assets	11	526,311	447,115	516,950	419,300

Non-current assets		99,875,617	101,470,083	100,977,949	102,851,415
Long-term assets		6,722,734	6,451,321	7,293,272	7,105,040
Financial investments	4	52,950	40,934	53,325	41,308
Trade accounts receivable	5	446,475	241,571	489,493	283,502
Prepaid expenses	7	2,604,819	2,414,356	2,673,636	2,495,725
Deferred taxes	8.c	—	—	221,697	314,284
Taxes, charges and contributions recoverable	9	646,558	614,267	653,147	618,918
Judicial deposits and garnishments	10	2,683,339	2,647,422	2,897,567	2,856,753
Derivative financial instruments	31.a	30,996	6,147	31,918	8,622
Other assets	11	257,597	486,624	272,489	485,928
Investments	12.b	2,782,834	2,631,934	412,998	420,877
Property, plant and equipment	13.a	44,190,418	45,591,777	45,939,194	47,357,040
Intangible assets	14.a	46,179,631	46,795,051	47,332,485	47,968,458

TOTAL ASSETS		125,796,725	124,855,996	128,914,784	128,071,708

Explanatory notes are an integral part of the quarterly information

1

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2026 and December 31, 2025
(In thousands of Reais)

		Company		Consolidated
LIABILITIES AND EQUITY	Note	06.30.2026	12.31.2025	06.30.2026	12.31.2025

Current liabilities		28,017,519	24,082,749	29,382,657	25,246,147
Personnel, social charges and benefits	15	1,139,148	1,171,475	1,315,059	1,346,202
Trade accounts payable	16	9,548,666	9,479,701	10,024,019	9,861,294
Income and social contribution taxes payable	8.b	191,438	94,989	225,874	130,866
Taxes, charges and contributions payable	17	1,557,879	1,467,678	1,622,493	1,516,170
Dividends and interest on equity	18.a	1,682,523	2,774,544	1,682,523	2,774,544
Provision and contingencies	19.a	2,446,172	1,582,565	2,469,535	1,607,456
Financing, debentures and leases	20.a	5,071,062	5,239,087	5,209,316	5,348,864
Deferred income	21	851,475	711,283	1,291,411	1,076,293
Derivative financial instruments	31.a	83,936	52,533	84,175	53,044
Return of capital to shareholders	23.a	4,055,053	91,093	4,055,053	91,093
Other liabilities	22	1,390,167	1,417,801	1,403,199	1,440,321

Non-current liabilities		32,149,936	32,051,504	33,828,893	33,822,835
Personnel, social charges and benefits	15	53,620	79,953	86,812	113,173
Income and social contribution taxes payable	8.b	260,135	227,612	294,925	261,439
Taxes, charges and contributions payable	17	7,721,438	6,510,998	7,794,381	6,581,236
Deferred taxes	8.c	4,101,698	4,180,926	4,101,698	4,226,185
Provision and contingencies	19.a	4,711,782	5,445,770	4,893,811	5,623,903
Financing, debentures and leases	20.a	13,246,832	13,705,531	14,507,193	14,997,817
Deferred income	21	142,347	125,716	224,429	226,372
Derivative financial instruments	31.a	43,940	35,428	47,688	43,859
Other liabilities	22	1,868,144	1,739,570	1,877,956	1,748,851

TOTAL LIABILITIES		60,167,455	56,134,253	63,211,550	59,068,982

Equity		65,629,270	68,721,743	65,629,270	68,721,743
Capital	23.a	56,071,416	60,071,416	56,071,416	60,071,416
Capital reserves	23.c	(371,190)	(110,078)	(371,190)	(110,078)
Income reserves	23.d	8,754,977	8,735,352	8,754,977	8,735,352
Retained earnings		1,139,123	—	1,139,123	—
Equity valuation adjustment	23.f	34,944	25,053	34,944	25,053

Non-controlling shareholders	23.g	—	—	73,964	280,983

TOTAL EQUITY		65,629,270	68,721,743	65,703,234	69,002,726

TOTAL LIABILITIES AND EQUITY		125,796,725	124,855,996	128,914,784	128,071,708

The explanatory notes are an integral part of the quarterly information

2

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF INCOME
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

INDIVIDUAL AND CONSOLIDATED STATEMENTS OF INCOME

		Company				Consolidated
		Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
	Note	06.30.2026	06.30.2025	06.30.2026	06.30.2025	06.30.2026	06.30.2025	06.30.2026	06.30.2025

Net operating revenue	24	15,012,076	13,975,128	29,714,015	27,735,054	15,757,400	14,645,092	31,214,415	29,035,365

Cost of sales and services	25	(8,041,168)	(7,504,328)	(15,993,612)	(15,073,514)	(8,581,410)	(8,026,377)	(17,095,922)	(16,062,259)

Gross profit		6,970,908	6,470,800	13,720,403	12,661,540	7,175,990	6,618,715	14,118,493	12,973,106

Operating income (expenses)		(4,539,252)	(4,238,155)	(9,014,463)	(8,459,966)	(4,578,513)	(4,374,160)	(9,197,451)	(8,743,583)
Selling expenses	25	(3,467,580)	(3,234,445)	(7,013,053)	(6,548,320)	(3,542,146)	(3,306,296)	(7,133,321)	(6,684,966)
General and administrative expenses	25	(958,801)	(900,712)	(1,898,638)	(1,718,381)	(1,027,449)	(951,672)	(2,034,218)	(1,823,042)
Other operating expense, net	26	(273)	(115,865)	(18,479)	(233,759)	(9,276)	(116,737)	(28,324)	(232,416)
Share of results in investees – equity method	12	(112,598)	12,867	(84,293)	40,494	358	545	(1,588)	(3,159)

Operating income		2,431,656	2,232,645	4,705,940	4,201,574	2,597,477	2,244,555	4,921,042	4,229,523

Financial expense, net	27	(667,195)	(689,802)	(1,344,852)	(1,253,305)	(713,662)	(689,105)	(1,434,137)	(1,258,303)

Profit before taxes		1,764,461	1,542,843	3,361,088	2,948,269	1,883,815	1,555,450	3,486,905	2,971,220

Income and social contribution taxes	8.d	(191,904)	(198,389)	(527,448)	(545,603)	(316,255)	(216,645)	(662,794)	(576,145)

Net income for the period		1,572,557	1,344,454	2,833,640	2,402,666	1,567,560	1,338,805	2,824,111	2,395,075

Attributable to:
Controlling shareholders	23.h	1,572,557	1,344,454	2,833,640	2,402,666	1,572,557	1,344,454	2,833,640	2,402,666
Non-controlling shareholders	23.h	—	—	—	—	(4,997)	(5,649)	(9,529)	(7,591)

Basic and diluted earnings per common share (in R$)	23.i	0.49210	0.41528	0.886730	0.74130

Explanatory notes are an integral part of the quarterly information

3

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais)

INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Capital reserves			Income reserves
	Capital	Special goodwill	Treasury shares	Other	Legal	Treasury shares	Tax incentive	Remuneration of shareholders and investments	Retained earnings	Equity valuation adjustment	Parent Company equity	Non-controlling shareholders	Consolidated equity
Balance on December 31, 2024	62,071,416	63,074	(194)	215	4,118,419	(199,999)	426,933	3,177,863	—	71,855	69,729,582	69,913	69,799,495
Return of capital to shareholders - 17/02/25	(2,000,000)	—	—	—	—	—	—	—	—	—	(2,000,000)	—	(2,000,000)
Appropriation to tax incentive reserve	—	—	—	—	—	—	18,205	—	(18,205)	—	—	—	—
Repurchase of common shares for treasury	—	—	—	—	—	(728,897)	—	—	—	—	(728,897)	—	(728,897)
Capital transactions - share consolidation and stock split	—	—	—	(4,241)	—	—	—	—	—	—	(4,241)	—	(4,241)
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	360	360
Other comprehensive income	—	—	—	—	—	—	—	—	—	(2,373)	(2,373)	—	(2,373)
Net income for the period	—	—	—	—	—	—	—	—	2,402,666	—	2,402,666	(7,591)	2,395,075
Interim interest on equity distribution	—	—	—	—	—	—	—	—	(1,320,000)	—	(1,320,000)	—	(1,320,000)
Balance on June 30, 2025	60,071,416	63,074	(194)	(4,026)	4,118,419	(928,896)	445,138	3,177,863	1,064,461	69,482	68,076,737	62,682	68,139,419
Unclaimed dividends and interest on equity	—	—	—	—	—	—	—	—	150,553	—	150,553	—	150,553
Appropriation to tax incentive reserve	—	—	—	—		—	(10,646)	—	10,646	—	—	—	—
Repurchase of common shares for treasury	—	—	—	—	—	(1,017,583)	—	—	—	—	(1,017,583)	—	(1,017,583)
Cancellation of common shares	—	—	30	(30)	—	928,892	—	(928,892)	—	—	—	—	—
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	1,473	1,473
Acquisition of equity stake in subsidiary - FiBrasil	—	—	—	—	—	—	—	—	—	—	—	199,695	199,695
Capital transaction acquisition of CyberCo Brasil by TIS.	—	—	—	(168,729)	—	—	—	—	—	—	(168,729)	—	(168,729)
Capital transactions - share consolidation and stock split	—	—	—	(203)	—	—	—	—	—	—	(203)	—	(203)
Other comprehensive income	—	—	—	—	—	—	—	—	10,157	(44,429)	(34,272)	(95)	(34,367)
Net income for the period	—	—	—	—	—	—	—	—	3,765,240	—	3,765,240	17,228	3,782,468
Allocation of income:
Legal reserve	—	—	—	—	308,395	—	—	—	(308,395)	—	—	—	—
Interim interest on equity distribution	—	—	—	—	—	—	—	—	(2,050,000)	—	(2,050,000)	—	(2,050,000)
Reserve for remuneration of shareholders and investments	—	—	—	—	—	—	—	2,642,662	(2,642,662)	—	—	—	—
Balance on December 31, 2025	60,071,416	63,074	(164)	(172,988)	4,426,814	(1,017,587)	434,492	4,891,633	—	25,053	68,721,743	280,983	69,002,726
Unclaimed dividends and interest on equity	—	—	—	—	—	—	—	—	45,108	—	45,108	—	45,108
Return of capital to shareholders - 12/03/26	(4,000,000)	—	—	—	—	—	—	—	—	—	(4,000,000)	—	(4,000,000)
Appropriation to tax incentive reserve	—	—	—	—	—	—	19,625	—	(19,625)	—	—	—	—
Capital transaction - acquisition of a minority stake in FiBrasil	—	—	—	(261,112)	—	—	—	—	—	—	(261,112)	(197,608)	(458,720)
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	118	118
Other comprehensive income	—	—	—	—	—	—	—	—	—	9,891	9,891	—	9,891
Net income for the period	—	—	—	—	—	—	—	—	2,833,640	—	2,833,640	(9,529)	2,824,111
Interim interest on equity distribution	—	—	—	—	—	—	—	—	(1,720,000)	—	(1,720,000)	—	(1,720,000)
Balance on June 30, 2026	56,071,416	63,074	(164)	(434,100)	4,426,814	(1,017,587)	454,117	4,891,633	1,139,123	34,944	65,629,270	73,964	65,703,234

Explanatory notes are an integral part of the quarterly information

4

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais)

INDIVIDUAL AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Company				Consolidated
	Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
	06.30.2026	06.30.2025	06.30.2026	06.30.2025	06.30.2026	06.30.2025	06.30.2026	06.30.2025
Net income for the period	1,572,557	1,344,454	2,833,640	2,402,666	1,567,560	1,338,805	2,824,111	2,395,075

Other net comprehensive income that may be reclassified to income in subsequent years	(32,245)	2,912	9,891	(2,374)	(32,245)	2,912	9,891	(2,374)
Gains (losses) on derivative financial instruments	(45,278)	(1,998)	35,250	(2,321)	(45,278)	(1,998)	35,250	(2,321)
Deferred taxes	15,395	679	(11,985)	789	15,395	679	(11,985)	789

Currency translation adjustments for foreign investees	(2,362)	4,231	(13,374)	(842)	(2,362)	4,231	(13,374)	(842)

Other net comprehensive income that will not be reclassified to income in subsequent periods	—	5	—	1	—	5	—	1
Unrealized gains on financial assets at fair value through other comprehensive income	—	7	—	1	—	7	—	1
Deferred taxes	—	(2)	—	—	—	(2)	—	—

Other comprehensive income	(32,245)	2,917	9,891	(2,373)	(32,245)	2,917	9,891	(2,373)

Comprehensive income for the period – net of taxes	1,540,312	1,347,371	2,843,531	2,400,293	1,535,315	1,341,722	2,834,002	2,392,702

Attributable to:
Controlling shareholders	1,540,312	1,347,371	2,843,531	2,400,293	1,540,312	1,347,371	2,843,531	2,400,293
Non-controlling shareholders	—	—	—	—	(4,997)	(5,649)	(9,529)	(7,591)

Explanatory notes are an integral part of the quarterly information

5

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF VALUE ADDED
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais)

INDIVIDUAL AND CONSOLIDATED STATEMENTS OF VALUE ADDED

	Company		Consolidated
	06.30.2026	06.30.2025	06.30.2026	06.30.2025
Revenue	35,529,574	33,373,554	37,259,604	34,761,649
Sale of goods and services	35,556,604	33,249,690	37,342,037	34,724,774
Other revenues	298,251	396,763	298,466	396,933
Revenues related to the construction of own assets	443,090	427,086	458,798	427,086
Allowance for expected losses from accounts receivable	(768,371)	(699,985)	(839,697)	(787,144)

Inputs acquired from third parties	(12,471,148)	(12,094,796)	(13,578,805)	(13,063,729)
Cost of goods and products sold and services rendered	(8,210,847)	(8,031,984)	(9,309,975)	(8,994,166)
Materials, electric energy, third-party services and other expenses	(4,537,356)	(4,035,880)	(4,546,525)	(4,049,539)
Loss/recovery of assets	277,055	(26,932)	277,695	(20,024)

Gross value added	23,058,426	21,278,758	23,680,799	21,697,920

Withholdings	(7,704,831)	(7,385,891)	(7,867,542)	(7,403,936)
Depreciation and amortization	(7,704,831)	(7,385,891)	(7,867,542)	(7,403,936)

Net value added produced	15,353,595	13,892,867	15,813,257	14,293,984

Value added received in transfer	760,303	948,720	956,162	961,259
Share of results in investees – equity method	(84,293)	40,494	(1,588)	(3,159)
Financial income	844,596	908,226	957,750	964,418

Total undistributed value added	16,113,898	14,841,587	16,769,419	15,255,243

Distribution of value added	16,113,898	14,841,587	16,769,419	15,255,243

Personnel, social charges and benefits	3,129,776	3,225,133	3,426,865	3,447,819
Direct compensation	1,914,690	2,113,153	2,118,458	2,261,325
Benefits	1,034,644	964,893	1,111,832	1,026,518
Government Severance Indemnity Fund for Employees (FGTS)	180,442	147,087	196,575	159,976
Taxes, charges and contributions	7,256,585	6,434,769	7,647,507	6,575,393
Federal	2,972,109	2,606,640	3,274,839	2,719,691
State	4,149,787	3,689,526	4,196,206	3,688,280
Local	134,689	138,603	176,462	167,422
Debt remuneration	2,893,897	2,779,019	2,870,936	2,836,956
Interest	2,136,707	2,125,251	2,332,978	2,183,582
Rental	757,190	653,768	537,958	653,374
Equity remuneration	2,833,640	2,402,666	2,824,111	2,395,075
Interest on equity distribution	1,720,000	1,320,000	1,720,000	1,320,000
Retained profit	1,113,640	1,082,666	1,113,640	1,082,666
Non-controlling shareholders	—	—	(9,529)	(7,591)

Explanatory notes are an integral part of the quarterly information

6

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CASH FLOWS
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais)

INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CASH FLOWS

	Company		Consolidated
	Six-month period ended
	06.30.2026	06.30.2025	06.30.2026	06.30.2025
Cash flows from operating activities
Income before taxes	3,361,088	2,948,269	3,486,905	2,971,220
Adjustment for:
Depreciation and amortization	7,704,831	7,385,891	7,867,542	7,403,936
Accrued foreign exchange accruals on loans, financing and derivative instruments	55,174	61,098	72,211	71,188
Accrued interest and charges on assets and liabilities	170,337	253,013	166,859	252,962
Share of results in investees – equity method	84,293	(40,494)	1,588	3,159
Gains on disposal of assets	(424,444)	(76,266)	(424,160)	(76,120)
Impairment losses – trade accounts receivable	768,371	699,985	839,697	787,144
Change in liability provision	267,689	221,823	279,356	193,006
Pension plans and other post-retirement benefits	20,929	37,080	21,459	37,558
Provision for lawsuits	349,727	393,779	351,075	394,934
Accrued interest expenses (loans, financing, leases and other creditors)	1,095,423	1,159,867	1,196,457	1,178,789
Provisions (reversals) for fines for cancellation of lease and dismantling contracts	(17,434)	—	(17,434)	—
Other	3,184	657	(520)	(5,900)
Changes in assets and liabilities
Trade accounts receivable	(748,893)	(359,093)	(928,809)	(472,949)
Inventories	(279,135)	61,475	(308,056)	65,632
Taxes recoverable	(36,010)	(280,727)	(73,007)	(268,702)
Prepaid expenses	(737,432)	(740,239)	(749,800)	(951,668)
Other assets	(38,272)	(115,160)	(75,748)	(106,514)
Personnel, social charges and benefits	(58,660)	(38,579)	(57,506)	(27,186)
Trade accounts payable	(137,212)	318,704	(73,177)	350,256
Taxes, charges and contributions	674,998	875,000	710,784	842,797
Provisions for legal claims, refunds to customers and provision for fines for cancellation of lease contracts	(399,895)	(459,024)	(401,980)	(462,689)
Other liabilities	200,012	(78,215)	241,608	147,748
	8,517,581	9,280,575	8,638,439	9,357,381
Cash generated from operations	11,878,669	12,228,844	12,125,344	12,328,601

Interest paid on loans, financing, debentures, leases and other creditors.	(1,095,931)	(1,004,407)	(1,147,458)	(1,016,356)
Income and social contribution taxes paid	(483,371)	(326,108)	(525,592)	(348,874)
Net cash generated by operating activities	10,299,367	10,898,329	10,452,294	10,963,371

Cash flows from investing activities
Additions to PP&E, intangible assets and others	(4,571,843)	(4,657,589)	(4,672,144)	(4,664,649)
Proceeds from sale of PP&E	639,892	126,682	639,892	127,323
Payments for acquisition of investments, net of cash acquired and capital contributions to invested companies	(8,616)	(28,571)	(5,924)	(47,244)
Receipts net of judicial deposits	16,108	43,266	16,319	44,295
Net redemptions (applications) of financial investments	(12,016)	7,108	1,416	6,944
Cash and cash equivalents received upon the acquisition of companies	—	—	—	685
Cash received upon sale of investments	10,000	—	—	—
Net cash used in investing activities	(3,926,475)	(4,509,104)	(4,020,441)	(4,532,646)

7

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CASH FLOWS
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais)

Cash flows from financing activities
New borrowings	—	—	—	20,000
Loan payments, financing, debentures, leases and other creditors	(1,889,000)	(1,868,886)	(1,940,054)	(1,906,432)
Receipts – derivative financial instruments	26,864	20,349	33,421	23,005
Payments – derivative financial instruments	(78,589)	(74,698)	(110,932)	(83,219)
Receipts from reverse stock split and stock split operations	—	949,354	—	949,354
Payments for reverse stock split and stock split operations	(687)	(123,691)	(687)	(123,691)
Payment for acquisitions of shares for treasury	—	(678,015)	—	(678,015)
Dividend and interest on equity paid	(2,502,977)	(1,869,081)	(2,502,977)	(1,869,081)
Payment for acquisition of non-controlling interests	(458,720)	—	(458,720)	—
Capital subscriptions made by non-controlling shareholders in subsidiaries	—	—	118	360
Net cash used in financing activities	(4,903,109)	(3,644,668)	(4,979,831)	(3,667,719)

Increase in cash and cash equivalents	1,469,783	2,744,557	1,452,022	2,763,006
Cash and cash equivalents at beginning of the period	6,538,941	6,266,376	7,032,339	6,691,098
Cash and cash equivalents at end of the period	8,008,724	9,010,933	8,484,361	9,454,104

Explanatory notes are an integral part of the quarterly information

8

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

1. OPERATIONS

1.a. Background information

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), together with its subsidiaries (“Consolidated”), is a publicly traded company whose main activities are the operation of communications and telecommunications services; as well as the development of any and all activities necessary or ancillary to the execution of these services, including the leasing, sharing and assignment of infrastructure, and may also perform the following activities: (a) operation of value-added services, development, provision, distribution and marketing of digital services, as well as audio, video, image, text and application content over the internet in any medium, including advertising and publicity materials; and (b) operation of integrated solutions, management, provision of services and consulting related to: (i) data center, including hosting and colocation; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) connectivity, internet of things, information technology, networks, systems analysis and development, programming, configuration and similar; (iv) information and communication security; (v) communications and telecommunications; (vi) electronic security systems related to theft, intrusion, fire and others, surveillance, security, tracking and remote or non-remote monitoring; (vii) maintenance, repair, technical assistance and technical support in informatics and any machines and equipment; (viii) artificial intelligence and blockchain; and (ix) intelligence in data management (Big Data), among others.

The Company's principal offices are located at 1376, Engenheiro Luis Carlos Berrini Avenue, in the city and State of São Paulo, Brazil. It is a member of the Telefónica Group (“Group“), based in Spain which operates in several countries in Europe and elsewhere.

Telefónica S.A. (“Telefónica“), the Group holding company, held a total direct and indirect interest in the Company of 77.13% on June 30, 2026 and December 31, 2025 (Note 23.a).

The Company is registered with the Brazilian Securities Commission (“CVM“) and its shares are traded on the B3 S.A. – Brasil, Bolsa e Balcão ("B3"). It is also registered with the U.S. Securities and Exchange Commission (“SEC“) and its American Depositary Shares (“ADSs“), backed by its common shares, are traded on the New York Stock Exchange (“NYSE“).

1.b. Operations

The Company renders the following services: (i) Fixed Switched Telephony Service (“STFC“); (ii) Multimedia Communication Service (“SCM“, data communication, including broadband internet); (iii) Personal Mobile Service (“SMP“); and (iv) Conditioned Access Service (“SEAC“ – Pay TV); (v) Private Limited Service (“SLP“) and (vi) Global Mobile Satellite Service (“SMGS”), throughout Brazil, through authorizations, in addition to other activities.

Service authorizations are granted by Brazil's Telecommunications Regulatory Agency (“ANATEL“), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 – General Telecommunications Law (“Lei Geral das Telecomunicações“ – LGT).

The information regarding STFC and SMP services, and the authorizations for each sub-band held by the Company for use in SMP, detailed in Note 1.b. Operations, the financial statements for the year ended December 31, 2025.

9

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

Risks related to the telecommunications sector in Brazil and the Company

The Company's business is subject to extensive regulation, including changes that may occur during the terms of the Company's contracts to provide telecommunications services in Brazil. ANATEL, the regulatory national body for the telecommunications sector, regulates, among others the: sector policies and regulations; licensing; fees and tariffs; competitive aspects, including the expansion of the Company's business through the acquisition of other telecommunications companies; service, technical and quality standards; consumer rights; and penalties and other sanctions related to interconnection and agreements.

The regulatory framework for telecommunications in Brazil is constantly evolving. The interpretation and compliance with regulations, the assessment of compliance with standards, and the flexibility of regulatory authorizations can be subjective by nature. The Company operates under authorizations granted by the Brazilian government, wich are critical to the Company's business. However, due to the changing nature of the Brazilian regulatory framework, the Company cannot assure that ANATEL will not issue terms of authorizations and/or licenses which are not favorable to the Company’s business. The Company's authorizations and licenses to operate, require the Company to meet specific goals and maintain a minimum level of quality, coverage, and service standards. Failure to meet these requirements may result in the imposition of fines, penalties, or other regulatory reactions, including the termination of authorizations to operate. A partial or total termination of any of the Company's authorizations or licenses to operate would have a substantially adverse effect on the business, its financial condition, revenues, operating results, and prospects.

In recent years, ANATEL has reviewed and introduced regulatory changes aimed at, stimulating competition and modifying interconnection fees charged between local telecommunications service providers. Competitive measures are regularly used to seek an equilibrium in markets where one or more participants hold a significantly greater market share over its competitors.

As stated in ANATEL's regulatory agenda for the 2023-2024 biennium, the revision of the General Competition Goals Plan (“PGMC”), approved by Resolution No. 600 of November 8, 2012, and updated by Resolution No. 694 of July 17, 2018, was submitted to Public Consultation in November 2023. This brings together, in a single regulatory instrument, a set of measures promoting competition by introducing a framework for future reassessments of sectoral performance. This review, every four years, and began with the publication of Public Consultation No. 64 of November 6, 2023, focusing markets in the sector, asymmetric regulatory measures, and holders of Significant Market Power (“SMP”), as defined in the regulation.

Following approval by the ANATEL Board of Directors, issued under Resolution No. 783, of September 3, 2025, establishes ANATEL regulatory agenda deadlines for the 2025-2026 biennium (addressed in Public Consultation No. 46, of September 11, 2024, and approved by ANATEL Internal Resolution No. 399/2024, of December 30, 2024), which indicated final approval for the second half of 2025. Following the approval of the new Regulation, Small Service Providers in the sector, through their Representative Associations, filed a Request for Reconsideration (“PREC”) with the ANATEL Board of Directors, alleging contradictions and flawed analyses. This PREC is currently under review.

Also in November 2023, ANATEL submitted to public consultation the revision of the Spectrum Use Regulation (“RUE”), approved by Resolution No. 671, of November 3, 2016. The new wording proposed by ANATEL includes, among other changes, new regulations for granting authorizations for the use of a secondary spectrum on basis, in addition to changes in the procedures for evaluating the efficient use of the spectrum. by ANATEL. The expectation is that the new RUE will be published in the second half of 2026.

The acquisition of the UPI (Standard Interconnection Unit) of Oi Móvel S.A.'s mobile assets by the three largest operators in the Brazilian SMP market (Vivo, Claro and TIM) (“Operation”), as approved by ANATEL and the Administrative Council for Economic Defense (“CADE”), the New PGMC established the regulatory remedies as a result of the Operation, as well as the CADE's monitoring period for compliance with such remedies.

10

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

For purposes of spectrum market shares, as ANATEL did not indicate any market failures or anti-competitive matters, the impositions from the Operation were extinguished for the MVNO. With respect to National Roaming, a significant market , price controls were maintained through a Bottom-Up LRIC+ Cost Model.

Any disproportionately asymmetrical measures introduced by ANATEL affecting, pricing, and remuneration may affect the remuneration and cost business models and prejudice the Company, financial condition, performance and prospects.

The interconnection tariffs, form the basis of the Company's revenue and costs and are charged among telecommunications service providers to promote and remunerate the interconnected use of their networks. Changes to the regulations over interconnection tariffs may reduce tariff revenues or costs or charges affecting the Company's, financial condition, performance and prospects.

The Company is also at risk from changes in rules and regulations aimed at preserving the rights of consumers of telecommunications services. ANATEL published, in November 2023, the new General Regulation of Consumer Rights (“RGC”), through Resolution No. 765/2023, which came into force on September 1, 2025, replacing Resolution No. 632/2014. This new Regulation covers telecommunications services updating customer service procedures.

Therefore, the Company's financial conditions, performance and prospects could be negatively affected by the regulatory authorities, including, new or more stringent operational and/or service requirements; the granting of operating licenses; limitations on interconnection tariffs; sanctions for failures to comply with regulatory obligations; delays in granting, or lack of approvals for tariff increases; and antitrust limitations imposed by ANATEL and CADE.

The Company may not be successful in being awarded future tenders by ANATEL for new radio frequency usage authorizations. The ANATEL Board of Directors approved the planning for tenders for radio frequency usage authorizations for the short (2026–2028), medium (2029–2032) and long (2032–2036) terms, through Resolution No. 785/2025, subsequently updated by Resolution No. 786/2026.

On May 4, 2026, the auction for the 700 MHz band took place, divided into five regional blocks. In the first round, priority was given to providers that already held regional authorizations in the 3.5 GHz band, precluding the Company from acquiring new authorizations.

1.c. Business Combination and Merger - Fibrasil Infraestrutura e Fibra Ótica S.A. (“FiBrasil”)

1.c.1. Business Combination - Acquisition of controlling interest in FiBrasil by the Company

On July 10, 2025, the Company informed its shareholders and the market in general that it had entered into a Share Purchase Agreement (“SPA”) with Caisse de dépot et placement du Québec (“La Caisse”, formerly “CDPQ”) and Fibre Brasil Participações S.A. (“Fibre Brasil” and, together with La Caisse, “Grupo La Caisse”), which governs the terms and conditions for the Company's acquisition of all FiBrasil shares held by Grupo La Caisse, representing 50% of FiBrasil's total share capital, as well as subscription warrants issued by FiBrasil (“Transaction”).

FiBrasil operates in the wholesale neutral and independent fiber optic network sector in the Brazilian market. The Company will continue to expand its presence in the fiber market, with a focus on improving the customer experience while contributing to Brazil's digitalization process.

The Transaction was subject to certain usual conditions precedent for this type of operation being met, including prior approval from CADE and ANATEL. On October 14, 2025, ANATEL granted prior approval for the Transaction and on October 23, 2025, CADE approved the Transaction without restrictions. After obtaining the regulatory authorizations and fulfilling the other conditions precedent, the Transaction was completed on November 12, 2025.

11

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The signing of the SPA, as well as the terms and conditions of the Transaction, were approved by the Company's Board of Directors. The Company submitted the Transaction for ratification to the general shareholders' meeting, pursuant to article 256, II of the Brazilian Corporations Law. As a consequence, the approval of the transaction by the General Meeting also gave the right of withdrawal for those Company's shareholders dissenting from the resolution.

On February 11, 2026, the deadline expired for dissenting shareholders to exercise their right of withdrawal from the resolutions of the Company's Extraordinary General Meeting held on January 9, 2026. Accordingly, no common shares issued by the Company were withdrawn.

The acquisition value of the Transaction, updated by the interbank deposit certificate (“CDI”) rate, pro rata, as provided for in the SPA, was R$858,002, paid on November 12, 2025 in a single installment by the Company to the La Caisse Group. The subscription warrants previously issued by FiBrasil were canceled upon closing of the Transaction.

The Company already held a 25.01% stake in FiBrasil's capital; with the completion of the Transaction, the Company became the direct controlling shareholder of FiBrasil, holding 75.01% of its total share capital. As of December 31, 2025, TEF Infra retained a 24.99% stake. Pursuant to IFRS 3 / CPC 15, this acquisition qualifies as a step acquisition for business combination accounting, requiring the fair value remeasurement of the previously held investment.

The fair value, on the acquisition date, of the equity interest that the Company held in FiBrasil was R$372,251, determined based on the acquisition price adjusted for the control premium. Given that the book balance was R$243,501, the Company recorded a fair value remeasurement gain on the investment of R$128,750, accounted for in the "Other Operating Revenues/Expenses".

Pursuant to IFRS 3 / CPC 15, the purchase consideration is measured at fair value, being the fair values of the assets transferred, the liabilities assumed on the acquisition date, and the equity interests issued in exchange for control of the acquired company.

For the allocation of non-controlling shareholders' participation, the Company opted, as permitted by IFRS 3 / CPC 15, to use the current equity instruments for FiBrasil's identifiable net assets.

Upon completion of the Transaction, on November 12, 2025, the Company became the direct controlling shareholder of FiBrasil.

As of the date of these individual and consolidated financial statements, the Company is in the final stages of preparing the purchase price allocation report (“PPA”), determining the fair value of the identifiable assets acquired and the liabilities assumed. This will be finalized as soon as significant information is available, and within 12 months from the acquisition date.

As of June 30, 2026, the Company's consolidated financial statements included the preliminary PPA allocations.

The assumptions, critical judgments, methods, and hypotheses used by the Company to determine these fair values were as follows:

Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets was assessed based on the Direct Market Comparison Method (“DCDM”) and the Cost Quantification Method.

The DCDM method was used to assess movable and immovable property, as it allows for the estimation of fair value through comparison with recent sales and market prices of similar assets, adjusted for factors such as age, state of conservation, usability, type of sale and, in the specific case of real estate, the region in which located.

The Cost Quantification Method consisted of identifying the replacement cost or reproduction cost (“RCN”) of the assets, through the application of the direct and indirect methods.

12

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

For movable property, the RCN was considered based on investments estimated by FiBrasil's engineering department, while the indirect cost method was applied to assets not covered by the direct cost method. The adjustment factors and price indices used in the estimates were derived from inflation indices published by the Brazilian Institute of Geography and Statistics (“IBGE”).

As a result of the calculation described, the fair value of the fixed and intangible assets was R$1,615,657; the determination of depreciation and amortization rates are being evaluated.

Contingent liability

According to IFRS 3 / CPC 15, the acquirer recognizes, on the acquisition date, contingent liabilities assumed in a business combination even when not probable that outflows of resources will be required to settle the obligation, provided that it is a present obligation arising from past events and its fair value can be reliably measured. Accordingly, contingent liabilities at a fair value of R$24,065 were recognized from this acquisition , which were determined based on the estimated cash outflow for their settlement on the acquisition date.

Composition of the fair value of identifiable net assets

A summary of the preliminary fair value of net assets acquired of R$798,779, as well as the goodwill generated on the acquisition date, subject to further adjustments, is as below:

Current assets	218,901	Current liabilities	182,541
Cash and cash equivalents	78,044	Debentures	199
Accounts receivable	104,694	Leases	77,551
Other assets	36,163	Personnel, charges and social benefits	47,271
		Suppliers	47,200
Non-current assets	1,853,812	Other liabilities	10,320
Deferred income tax and social contribution(1)	61,199
Other assets	10,291	Non-current liabilities	1,091,393
Property, plant and equipment(2)	1,735,838	Debentures	903,964
Intangible assets(3)	46,484	Leases	150,687
		Provisions for contingencies(4)	25,593
		Personnel, charges and social benefits	9,987
		Other liabilities	1,162

		Net assets acquired	798,779
		Goodwill(5)	631,169
		Non-controlling interest	(199,695)
		Company's previous equity holding, remeasured at fair value.	(372,251)

Fair value of assets acquired	2,072,713	Total considered	858,002

.

(1)	Includes R$8,182 of deferred income tax and social contribution on the allocation of fair value attributed to the contingent liability, which is being updated by the SELIC rate.
(2)	Includes R$159,285 of the allocation of fair value attributed to fixed asset items. Also includes R$166,665 of right-of-use contracts.
(3)	Includes R$2,105 of the allocation of fair value attributed to intangible assets.
(4)	Includes R$24,065 of the fair value attributed to the contingent liability, which is being updated by the SELIC rate.
(5)	Refers to the goodwill value determined in the acquisition of FiBrasil.

13

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

1.c.2. Acquisition of all outstanding shares of Fibrasil

On May 18, 2026, the Company informed its shareholders and the market in general that, on that date, it had acquired all the shares issued by Fibrasil Infraestrutura e Fibra Ótica S.A. (“FiBrasil”) held by Telefónica Infra S.L. Unipersonal (“TEF Infra”), corresponding to 24.99% of FiBrasil's total share capital, through the execution of a Share Purchase Agreement (“SPA”), for the amount of R$458,720, paid in a single installment on the signing date (“ Fibrasil Transaction”).

With the completion of the Fibrasil Transaction, as of May 18, 2026, the Company will hold all of FiBrasil's share capital.

The acquisition was preceded by an evaluation carried out by an independent specialized company, hired by the Company to determine the value of the shares acquired; the Fibrasil Transaction will, provide greater operational synergy for the Company's fiber optic network activities.

The carrying amount of the non-controlling interest is comprised of the fair value of the identifiable assets and liabilities in FiBrasil that were remeasured on the acquisition date on November 12, 2025, net of realizations up to the date of this Fibrasil Transaction.

This Fibrasil Transaction involves changes in interests in subsidiaries; the effects are recorded in accordance with IFRS 10 / CPC 36, and changes in interests in subsidiaries that do not result in loss of control are accounted for as capital transactions. Therefore, the difference between the amount by which the non-controlling interests were adjusted and the fair value of the consideration paid was recognized directly in equity and attributed to the owners of the Company, in “Other capital reserves,” as below:

Total considered	458,720
Acquisition of non-controlling shareholders' stake	197,608
Capital transaction for the acquisition of the non-controlling shareholders' stake in FiBrasil.	261,112

1.c.3. Merger of FiBrasil

On June 16, 2026, the Company informed its shareholders and the market in general that its Board of Directors approved, on the same date, the proposal to merge FiBrasil, its wholly-owned subsidiary, with the consequent extinction of the investee (“Merger”), under the terms of the “Protocol and Justification for the Merger of FiBrasil by the Company”, executed on this date, as well as convening an Extraordinary General Meeting (“EGM”) of the Company, to be held on July 31, 2026.

As the Company holds all of the shares of FiBrasil, the Merger will not result in: (i) an increase in the Company's share capital; (ii) the issuance of new shares by the Company; or (iii) any change in the Company's shareholding structure, therefore, there is no share exchange relationship.

The Merger is aligned with the Company's strategy of optimizing the management of its telecommunications infrastructure assets and growing its share of the fiber market, promoting: (i) simplification of the corporate structure; (ii) greater speed in the decision-making process; (iii) operational and administrative optimization; and (iv) reduction of costs and ancillary.

1.d. Reform of taxes on consumption

On December 20, 2023, Constitutional Amendment (“EC”) No. 132 was enacted, establishing the Tax Reform (“Reform”) on consumption. To begin the process of regulating the constitutional amendment, Complementary Law No. 214/2025 (“LC”) was sanctioned by the President of the Republic on January 16, 2025. Additionally, on January 13, 2026, LC No. 227/2026 was approved, which, among other topics, creates the IBS management committee, regulates tax litigation, and establishes rules for the administration of the new taxes.

The Reform model is based on a split VAT (“dual VAT”) in two jurisdictions, one federal (Contribution on Goods and Services - CBS) and one sub-national (Tax on Goods and Services - IBS), which will replace the PIS, COFINS, ICMS, and ISS taxes.

14

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

A Selective Tax (“IS”) under federal jurisdiction was also created, which will apply to the production, extraction, marketing, or importation of goods and services that are harmful to health and the environment, according to the LC (Complementary Law), with the express provision that the IS cannot apply to telecommunications services. There will be a transition period from 2026 to 2032, during which the two tax systems (old and new) will coexist.

Currently, CBS (0.9%) and IBS (0.1%) are being highlighted for statistical purposes, but without collection or financial impact for taxpayers. The Company is prepared to issue and receive tax documents highlighting IBS and CBS. Only from January 2027 onwards will the new taxes begin to financially impact the Company.

Despite the publication of the IBS regulations (CGIBS Resolution No. 6, of April 30, 2026) and the CBS (Decree No. 12,955, of April 29, 2026), the impacts of the Tax Reform will only be fully known after conclusion of all legal and infra-legal regulation, which may include the enactment of new laws (federal, state and municipal), decrees, normative instructions and technical notes. For example, the CBS rate, which comes into effect in January 2027, has not yet been defined.

As the changes will be applied prospectively, there is no effect of the Reform on the individual and consolidated Quarterly Information (“ITRs”) for the period ending June 30, 2026.

2. BASIS OF PREPARATION AND PRESENTATION OF INDIVIDUAL AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

2.a. Statement of compliance

The individual (Parent Company) and consolidated (Consolidated) quarterly information (“ITRs”) were prepared and are being presented in accordance with Technical Pronouncement CPC 21 - Interim Statements, issued by the Accounting Pronouncements Committee (“CPC”) and with international standards IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”), the “IFRS accounting standards” (IFRS® Accounting Standards), including interpretations issued by the IFRS Interpretations Committee (IFRIC® Interpretations) or its predecessor, Standing Interpretations Committee (SIC® Interpretations) and the CVM regulations, applicable to the preparation of ITRs.

The Company also considered the guidelines set forth in Technical Guidance OCPC 07, issued by the CPC in November 2014; when preparing the ITRs all disclosures are limited to matters of significance to the financial statements, which is consistent with the information utilized by Management in the performance of its duties.

2.b. Basis of preparation and presentation

The individual and consolidated ITRs were prepared under the historical cost convention, other than for certain assets and liabilities which are measured at fair value.

The Company prepared its financial statements based on the assumption of operational continuity.

The Statements of Cash Flows were prepared pursuant to IAS 7 / CPC 03 to reflect the changes in cash that occurred in the periods presented, using the indirect method.

The accounting standards adopted in Brazil require the presentation of the Statement of Value Added (“DVA”), both individual and consolidated; IFRS standards do not require such presentation. The DVA was prepared in accordance with technical pronouncement CPC 09 and is being presented as supplementary information for IFRS purposes.

These ITRs compare: (i) for the balance sheets, the positions as of June 30, 2026 with December 31, 2025; (ii) for the statements of income and of comprehensive income, the three- and six-month periods ended June 30, 2026 and 2025; and (iii) for the statements of added value, changes in equity and cash flows, the six-month periods ended June 30, 2026 and 2025.

The Company's ITRs were approved by the Board of Directors at a meeting held on July 23, 2026.

15

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

2.c. Functional and reporting currency

The individual and consolidated financial statements are presented in thousands of Brazilian Real/Reais (R$) (unless otherwise mentioned). The Company's functional and presentation currency is the Real.

Transactions in foreign currency are converted into Brazilian Reais as follows: (i) assets, liabilities and equity (except share capital and capital reserves) are converted at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are converted at the average exchange rate, except for specific operations that are converted at the rate on the date of the transaction; and (iii) share capital and capital reserves are converted at the rate on the date of the transaction.

Gains and losses from the conversion of investees abroad are recognized in the statement of comprehensive income as cumulative translations adjustments. Gains and losses resulting from the conversion of monetary assets and liabilities between the exchange rate in force on the date of the transaction and the end of the years (except the conversion of investments abroad) are recognized in the statement of income.

2.d. Basis of consolidation

Equity interests in subsidiaries or jointly controlled companies are valued using the equity method of accounting in the individual parent company quarterly information. In the consolidated quarterly information, the investment and all balances of assets and liabilities, income and expenses arising from transactions and equity interest in subsidiaries are eliminated in full. Investments in jointly controlled companies are reported under the equity method in the consolidated quarterly information.

The information relating to direct and jointly controlled subsidiaries is presented in Note 12. Investments are those, disclosed in the financial statements for the year ended December 31, 2025.

Information on the investees is presented in Note 12.

2.e. Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available which is assessed on a regular basis by the chief operating decision maker in determining how to allocate resources to an individual segment and in assessing the segment's performance. Considering that: (i) all decisions are made based on consolidated reports; (ii) the mission of the Company and its subsidiaries is to provide its customers with quality telecommunications services; and (iii) all decisions relating to strategic, financial planning, purchasing, investments and application of resources are made on a consolidated basis, Management's conclusion is that the Company and its subsidiaries operate in a single operating segment providing services telecommunications.

2.f. Significant accounting practices

The information in the explanatory notes that did not undergo significant changes compared to and as disclosed at December 31, 2025 was not repeated in these ITRs.

The material accounting policies adopted in preparing the Company's Interim Financial Statements for the quarter ended June 30, 2026, are consistent with those used in preparing the consolidated financial statements for the year ended December 31, 2025, and should be analyzed in conjunction with those financial statements, except for the Changes in the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 (equivalent to CPC 48 and CPC 40, respectively) and Annual Enhancements to International Accounting Standards (IFRS Accounting Standards) – Volume 11, both effective for annual periods beginning on or after January 1, 2026. These changes and enhancements did not impact the Company's Interim Financial Statements.

16

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The Company did not early adopt new accounting standards or interpretations unless mandatory.

2.g. Significant accounting judgments estimates and assumptions

The preparation of individual and consolidated ITRs requires the use of certain critical accounting estimates and the exercise of judgment by the Company's Management in applying its accounting policies. These estimates are based on experience, information available at the balance sheet date and other factors, including expectations of future events that are believed to be reasonable in the circumstances. The settlement of transactions involving these estimates may result in values that differ from those recorded in the ITRs due to the criteria inherent to the estimation process. The Company reviews its estimates at least annually.

The significant and relevant estimates and judgments applied by the Company in the preparation of these ITRs have not changed in relation to those presented in the following explanatory notes as presented in the financial statements for the year ended December 31, 2025: Corporate events of 2025 (Business Combination); accounts receivable; Income tax and social contribution; PP&E; intangibles; provisions and contingencies; loans and financing, debentures, leases and other creditors; pension plans and other post-employment benefits; and financial instruments and capital and risk management.

3. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Short-term investments(1)	7,900,148	6,460,418	8,359,290	6,945,770
Cash and banks(2)	108,576	78,523	125,071	86,569
Total	8,008,724	6,538,941	8,484,361	7,032,339

.

(1)	Highly liquid short-term investments are mostly Bank Deposit Certificates ("CDB") and Repurchase Agreements with top tier financial institutions, linked to the Interbank Deposit Certificate ("CDI") rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments is recorded as financial income. On June 30, 2026, the average yield for these short-term investments was 99.88% of the CDI (100.04% on December 31, 2025).

(2)	On June 30, 2026 and December 31, 2025, the Consolidated balances included R$11,915 and R$16,694 , respectively, related to the Financial Clearing House, with a member company of the Telefónica Group (Note 28)

4. FINANCIAL INVESTMENTS

	Company		Consolidated
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Guarantee deposits for legal proceedings(1)	16,313	40,934	16,688	41,308
Treasury Bills - LFT(2)	—	—	91,807	99,102
SUDENE tax incentives(3)	36,637	—	36,637	—
Total non-current	52,950	40,934	145,132	140,410

Current	—	—	91,807	99,102
Non-current	52,950	40,934	53,325	41,308

(1)	These are financial investments in guarantees held for legal proceedings (Notes 19. and 33.).
(2)	These are financial investments in Treasury Financial Bills (“LFT”), made by the subsidiaries Vivo Pay I Fundo de Investimentos em Direitos Creditórios and Vivo Pay Sociedade de Crédito Direto S.A.. These are financial assets measured at fair value through profit or loss.
(3)	These are reinvestment in tax incentives on operating profits in the region covered by the Superintendency for the Development of the Northeast (“SUDENE”).

17

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

5. TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Services and goods(1)	11,881,154	11,818,593	12,448,035	12,250,210
Interconnection balances(1) (2)	567,671	597,809	601,596	634,221
Vivo Pay FIDC	—	—	324,086	348,848
Related parties (Note 28)(1)	64,811	68,865	45,011	50,292
Gross accounts receivable	12,513,636	12,485,267	13,418,728	13,283,571
Allowance for expected losses	(2,215,447)	(2,160,878)	(2,433,219)	(2,380,452)
Net accounts receivable	10,298,189	10,324,389	10,985,509	10,903,119

Current	9,851,714	10,082,818	10,496,016	10,619,617
Non-current	446,475	241,571	489,493	283,502

(1)	The consolidated amounts include: (i) R$3,226,737 and R$3,024,347 to be billed to customers on June 30, 2026 and December 31, 2025, respectively, in addition to contractual assets.
(2)	Refer to billed amounts from other telecommunications operators.

The consolidated non-current balances of accounts receivable refer to the present value of: (i) installments for resale of goods (B2B), up to 24 months; (ii) Vivo Tech products, up to 60 months; and (iii) right to Vivo Money FIDC credits, up to 36 months. These may be reduced by estimated expected losses.

The consolidated balances of contractual assets with customers were R$141,558 and R$136,473 on June 30, 2026 and December 31, 2025, respectively.

On June 30, 2026, and December 31, 2025, no customer represented more than 10% of trade accounts receivable, net.

Amounts receivable, net of the allowance for expected losses, classified by maturity, are as below:

	Company		Consolidated
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Not yet due	8,394,327	8,492,065	9,201,128	9,252,301
Overdue – 1 to 30 days	1,202,604	1,197,527	1,174,003	1,070,093
Overdue – 31 to 60 days	284,131	285,086	260,037	266,390
Overdue – 61 to 90 days	136,374	135,921	115,532	127,779
Overdue – 91 to 120 days	118,116	69,705	109,539	63,929
Overdue – over 120 days	162,637	144,085	125,270	122,627
Total	10,298,189	10,324,389	10,985,509	10,903,119

18

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The changes in the allowance for expected losses from accounts receivable were:

	Company	Consolidated
Balance on December 31, 2024	(2,023,711)	(2,215,251)
Expected losses, net of reversal (Note 25)	(699,985)	(787,144)
Write-off	697,015	757,700
Business combination - Samauma	—	(508)
Balance on June 30, 2025	(2,026,681)	(2,245,203)
Expected losses, net of reversal	(727,715)	(794,193)
Write-off	593,518	660,091
Business combination - Samauma	—	(278)
Business combination - FiBrasil	—	(869)
Balance on December 31, 2025	(2,160,878)	(2,380,452)
Expected losses, net of reversal (Note 25)	(768,371)	(839,697)
Write-off	713,802	786,930
Balance on June 30, 2026	(2,215,447)	(2,433,219)

6. INVENTORIES

	Company		Consolidated
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Materials for resale(1)	1,765,580	1,442,313	1,858,516	1,505,519
Materials for consumption	19,669	20,797	30,722	28,986
Other inventories	3,600	59,814	3,009	62,890
Gross inventories	1,788,849	1,522,924	1,892,247	1,597,395
Estimated losses from impairment or obsolescence(2)	(104,587)	(118,052)	(108,096)	(121,397)
Net inventories	1,684,262	1,404,872	1,784,151	1,475,998

(1)	This includes, among others, mobile phones, SIMcards (chips) and IT equipment in stock.
(2)	Additions and reversals of the provision for inventory losses and obsolescence are included in Cost of sales (Note 25).

7. PREPAID EXPENSES

	Company		Consolidated
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Incremental costs (customers' contracts)(1)	3,546,861	3,356,376	3,546,861	3,356,376
Fistel Fees (TFF, Condecine and EBC)(2)	693,875	—	693,881	—
Software licenses and network maintenance	726,381	379,140	1,255,450	893,514
Advertising and publicity	137,408	176,989	137,408	176,989
Personnel	69,823	153,043	72,290	157,750
Financial charges	208,357	177,199	218,443	177,199
Rent, taxes, insurance, and other upfront expenses.	89,204	63,057	164,646	148,677
Total	5,471,909	4,305,804	6,088,979	4,910,505

Current	2,867,090	1,891,448	3,415,343	2,414,780
Non-current	2,604,819	2,414,356	2,673,636	2,495,725

(1)	Incremental costs for contracts with customers are mostly sales commissions paid to business partners to obtain customer contracts, deferred as income under IFRS 15 in accordance with the term of the contract and/or economic benefit to be generated, usually two to six years.
(2)	Refers to the remaining balance of fees for (i) Inspection and Operating; (ii) Contribution for the Development of the National Film Industry (“Condecine”) and; (iii) Brazilian Communications Company (“EBC”), which will be fully amortized by the end of 2026.

19

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

8. INCOME AND SOCIAL CONTRIBUTION TAXES

8.a. Income and Social Contribution taxes recoverable

	Company		Consolidated
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Income taxes	249,278	313,919	267,304	331,342
Social contribution taxes	20,587	21,252	25,627	24,944
Total	269,865	335,171	292,931	356,286

8.b. Income and Social Contribution taxes payable

	Company		Consolidated
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Income taxes	343,198	239,911	405,066	301,699
Social contribution taxes	108,375	82,690	115,733	90,606
Total	451,573	322,601	520,799	392,305

Current	191,438	94,989	225,874	130,866
Non-current	260,135	227,612	294,925	261,439

At June 30, 2026 and December 31, 2025 includes R$302,928 and R$269,158, respectively, of taxes provisioned per IFRIC 23 (Note 8.e).

20

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

8.c. Deferred taxes

	Company
	Balance on Balance on 12.31.2024	Statement of income	Comprehensive income	Balance on Balance on 06.30.2025	Statement of income	Comprehensive income	Balance on Balance on 12.31.2025
Deferred tax assets (liabilities)
Income and social contribution taxes on tax carryforward losses(1)	1,632,896	(205,841)	—	1,427,055	(171,380)	—	1,255,675
Income and social contribution taxes on temporary differences(2)	(5,636,159)	116,934	789	(5,518,436)	27,822	54,013	(5,436,601)
Provision for legal, labor, tax civil and regulatory contingencies	2,037,940	(6,529)	—	2,031,411	54,173	—	2,085,584
Trade accounts payable and other provision	2,345,098	301,811	—	2,646,909	259,525	—	2,906,434
Customer portfolio and trademarks	(163,541)	13,235	—	(150,306)	14,315	—	(135,991)
Allowance for expected losses from accounts receivable	612,793	(3,497)	—	609,296	68,004	—	677,300
Estimated losses from modems and other P&E items	114,779	13,244	—	128,023	(14,710)	—	113,313
Pension plans and other post-employment benefits	244,307	5,666	—	249,973	(69,552)	30,277	210,698
Profit sharing	204,355	(55,442)	—	148,913	65,854	—	214,767
Licenses	(2,208,640)	78,880	—	(2,129,760)	78,880	—	(2,050,880)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)	(7,663,800)	(115,420)	—	(7,779,220)	(115,420)	—	(7,894,640)
Property, plant and equipment - small value items	(1,247,037)	66,978	—	(1,180,059)	(54,503)	—	(1,234,562)
Technological Innovation Law	(5,718)	734	—	(4,984)	688	—	(4,296)
Other temporary differences	93,305	(182,726)	789	(88,632)	(259,432)	23,736	(324,328)
Total deferred tax liabilities, non-current	(4,003,263)	(88,907)	789	(4,091,381)	(143,558)	54,013	(4,180,926)

Deferred tax assets	8,784,066			8,738,659			9,177,424
Deferred tax liabilities	(12,787,329)			(12,830,040)			(13,358,350)
Deferred tax liabilities, net	(4,003,263)			(4,091,381)			(4,180,926)

Presented in the balance sheet as follows:
Deferred tax liabilities	(4,003,263)			(4,091,381)			(4,180,926)

21

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

	Company
	Balance on 31.12.2025	Statement of income	Comprehensive income	PPA FiBrasil(3)	Balance on 06.30.2026
Deferred tax assets (liabilities)
Income and social contribution taxes on tax carryforward losses(1)	1,255,675	(297,470)	—	—	958,205
Income and social contribution taxes on temporary differences(2)	(5,436,601)	441,026	(11,985)	(52,343)	(5,059,903)
Provision for legal, labor, tax civil and regulatory contingencies	2,085,584	61,121	—	—	2,146,705
Trade accounts payable and other provision	2,906,434	354,190	—	—	3,260,624
Customer portfolio and trademarks	(135,991)	14,315	—	—	(121,676)
Allowance for expected losses from accounts receivable	677,300	21,986	—	—	699,286
Estimated losses from modems and other P&E items	113,313	2,055	—	—	115,368
Pension plans and other post-employment benefits	210,698	68,593	—	—	279,291
Profit sharing	214,767	(67,750)	—	—	147,017
Licenses	(2,050,880)	78,880	—	—	(1,972,000)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)	(7,894,640)	(115,420)	—	—	(8,010,060)
Property, plant and equipment - small value items	(1,234,562)	(47,199)	—	—	(1,281,761)
Technological Innovation Law	(4,296)	677	—	—	(3,619)
Other temporary differences	(324,328)	69,578	(11,985)	(52,343)	(319,078)
Total deferred tax liabilities, non-current	(4,180,926)	143,556	(11,985)	(52,343)	(4,101,698)

Deferred tax assets	9,177,424				9,401,722
Deferred tax liabilities	(13,358,350)				(13,503,420)
Deferred tax liabilities, net	(4,180,926)				(4,101,698)

Presented in the balance sheet as follows:
Deferred tax liabilities	(4,180,926)				(4,101,698)

22

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Balance on 12.31.2024	Statement of income	Comprehensive income	Samauma - Business Combination	Balance on 06.30.2025	Statement of income	Comprehensive income	Samauma Business Combination	FiBrasil Business Combination	Cyber Business Combination	Balance on 12.31.2025
Deferred tax assets (liabilities)
Income and social contribution taxes on tax carryforward losses(1)	1,720,781	(206,815)	—	—	1,513,966	(155,934)	—	—	79,694	—	1,437,726
Income and social contribution taxes on temporary differences(2)	(5,578,243)	114,274	789	(2,979)	(5,466,159)	78,062	53,865	(556)	(18,495)	3,656	(5,349,627)
Provision for legal, labor, tax civil and regulatory contingencies	2,088,350	(4,472)	—	805	2,084,683	54,115	—	32	8,702	—	2,147,532
Trade accounts payable and other provision	2,361,206	310,065	—	—	2,671,271	296,671	—	—	2,454	369	2,970,765
Customer portfolio and trademarks	(144,199)	(4,768)	—	—	(148,967)	18,873	—	—	—	—	(130,094)
Allowance for expected losses from accounts receivable	619,881	(3,581)	—	—	616,300	79,884	—	—	296	—	696,480
Estimated losses from modems and other P&E items	114,779	13,244	—	—	128,023	(14,710)	—	—	—	—	113,313
Pension plans and other post-employment benefits	245,299	5,726	—	—	251,025	(70,022)	30,138	—	—	—	211,141
Profit sharing	209,830	(56,615)	—	—	153,215	66,852	—	—	4,477	2,222	226,766
Licenses	(2,208,640)	78,880	—	—	(2,129,760)	78,880	—	—	—	—	(2,050,880)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part., Garliava and Vita IT)	(7,678,224)	(106,519)	—	—	(7,784,743)	(105,142)	—	—	(16,856)	—	(7,906,741)
Property, plant and equipment - small value items	(1,247,038)	66,978	—	—	(1,180,060)	(54,503)	—	—	—	—	(1,234,563)
Technological Innovation Law	(5,718)	734	—	—	(4,984)	688	—	—	—	—	(4,296)
Other temporary differences	66,231	(185,398)	789	(3,784)	(122,162)	(273,524)	23,727	(588)	(17,568)	1,065	(389,050)
Total deferred tax (Liabilities), non-current	(3,857,462)	(92,541)	789	(2,979)	(3,952,193)	(77,872)	53,865	(556)	61,199	3,656	(3,911,901)

Deferred tax assets	8,947,536				8,932,500						9,593,230
Deferred tax liabilities	(12,804,998)				(12,884,693)						(13,505,131)
Deferred tax liabilities, net	(3,857,462)				(3,952,193)						(3,911,901)

Presented in the balance sheet as follows:
Deferred tax assets of subsidiaries	158,215				146,903						314,284
Deferred tax liabilities	(4,015,677)				(4,099,096)						(4,226,185)

23

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Balance on 12.31.2025	Statement of income	Comprehensive income	Balance on 06.30.2026
Deferred tax assets (liabilities)
Income and social contribution taxes on tax carryforward losses(1)	1,437,726	(394,043)	—	1,043,683
Income and social contribution taxes on temporary differences(2)	(5,349,627)	437,928	(11,985)	(4,923,684)
Provision for legal, labor, tax civil and regulatory contingencies	2,147,532	43,156	—	2,190,688
Trade accounts payable and other provision	2,970,765	343,261	—	3,314,026
Customer portfolio and trademarks	(130,094)	13,303	—	(116,791)
Allowance for expected losses from accounts receivable	696,480	29,882	—	726,362
Estimated losses from modems and other P&E items	113,313	2,055	—	115,368
Pension plans and other post-employment benefits	211,141	69,060	—	280,201
Profit sharing	226,766	(72,234)	—	154,532
Licenses	(2,050,880)	78,880	—	(1,972,000)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part., Garliava and Vita IT)	(7,906,741)	(133,023)	—	(8,039,764)
Property, plant and equipment - small value items	(1,234,563)	(47,199)	—	(1,281,762)
Technological Innovation Law	(4,296)	677	—	(3,619)
Other temporary differences	(389,050)	110,110	(11,985)	(290,925)
Total deferred tax liabilities, non-current	(3,911,901)	43,885	(11,985)	(3,880,001)

Deferred tax assets	9,593,230			9,814,683
Deferred tax liabilities	(13,505,131)			(13,694,684)
Deferred tax liabilities, net	(3,911,901)			(3,880,001)

Presented in the balance sheet as follows:
Deferred tax assets of subsidiaries	314,284			221,697
Deferred tax liabilities	(4,226,185)			(4,101,698)

(1)	Under Brazilian tax legislation offsets are limited annually to 30% of the taxable income for the year but otherwise have no expiry dates.
(2)	Amounts that will be realized upon payment of provision, losses from accounts receivable, or upon realization of inventories, as well as upon reversal of other provision.
(3)	This refers to the write-off of deferred income tax and social contribution on the allocations of gains/losses on fixed and intangible assets, resulting from the acquisition of 50% of the non-controlling stake in FiBrasil, which occurred on November 12, 2025. The offsetting entry for this write-off was allocated to investments (Note 12).

On June 30, 2026 and December 31, 2025, unrecognized deferred tax assets for tax carryforward losses of the Company's subsidiaries (POP, TLF05 (previously Recicla V), TGLog and Fibrasil), totalled R$33,723 and R$19,039 on June 30, 2026 and December 31, 2025, respectively, deferred tax assets were not recognized because projected taxable profits are insufficient to assure offset.

8.d. Reconciliation of statutory tax rate to effective tax rate

The Company and its subsidiaries recognize income and social contribution taxes on an accrual basis, and pay taxes based on estimates, recorded in a tax auxiliary ledger. Taxes calculated on profits at the balance sheet date are recorded in liabilities or assets, as applicable.

24

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

A reconciliation from the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) to the effective rates is as follows:

	Company				Consolidated
	Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
	06.30.2026	06.30.2025	06.30.2026	06.30.2025	06.30.2026	06.30.2025	06.30.2026	06.30.2025
Income before taxes	1,764,461	1,542,843	3,361,088	2,948,269	1,883,815	1,555,450	3,486,905	2,971,220
Income and social contribution tax expenses, at the statutory tax rate of 34%	(599,917)	(524,566)	(1,142,770)	(1,002,411)	(640,497)	(528,853)	(1,185,548)	(1,010,215)
Permanent differences
Tax benefit related to interest on equity distribution	406,300	319,600	584,800	448,800	406,300	319,600	584,800	448,800
Non-deductible expenses, gifts, incentives	(11,944)	(23,883)	(20,230)	(48,306)	(12,193)	(24,283)	(21,801)	(49,103)
Tax incentive operating profit	12,242	9,623	19,625	18,710	12,242	9,623	19,625	18,710
Share of results in investees – equity method	(38,284)	4,375	(28,660)	13,768	122	185	(540)	(1,074)
Unclaimed interest on equity	(15,337)	—	(15,337)	—	(15,337)	—	(15,337)	—
Deferred taxes not recognized in subsidiaries on tax losses, negative tax bases and temporary differences relating to prior periods.	—	—	—	—	(110,240)	—	(110,240)	—
Other exclusions, net	55,036	16,462	75,124	23,836	43,348	7,083	66,247	16,737
Tax expense	(191,904)	(198,389)	(527,448)	(545,603)	(316,255)	(216,645)	(662,794)	(576,145)

Effective rate	10.9%	12.9%	15.7%	18.5%	16.8%	13.9%	19.0%	19.4%
Current income and social contribution taxes	(311,956)	(191,912)	(671,004)	(456,696)	(337,242)	(209,568)	(706,679)	(483,604)
Deferred income and social contribution taxes	120,052	(6,477)	143,556	(88,907)	20,987	(7,077)	43,885	(92,541)

8.e. Uncertain Tax Treatments

The Company and its subsidiaries are contesting several assessments filed by the Brazilian Federal Tax Authority (“RFB“) for alleged incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels, totaling R$43,249,709 and R$40,297,796 on June 30, 2026 and December 31, 2025, respectively. Management, under the advice of its legal advisors, believes that a large part of these deductions will likely be accepted once examined by the higher courts of last resort (acceptance probability greater than 50%).

When the Company and its subsidiaries believe that the probability of loss is greater than 50%, a non-current income tax and social contribution liability is recognized. The amount recognized was R$302,928 and R$269,158 on June 30, 2026 and December 31, 2025, respectively. These claims involve compensation for overpayment of income tax and social contribution awaiting approval by the RFB. These amounts accrue SELIC interest.

8.f. Adaptation to new OECD Pillar II rules

On December 27, 2024 Law 15,079/24 was enacted, introducing an additional Social Contribution on Net Income (“CSLL”) charge to adapt Brazilian legislation to the Global Rules Against Base Erosion, OECD model (“Pillar II”). The Law determines that if a Company presents an effective combined rate of Income Tax and Social Contribution on Net Income of less than 15%, it must make additional tax payments until this minimum percentage is satisfied. This became effective as of January 2025; if an additional payment is necessary, the amount will be collected in the following year. The Company does not expect a significant impact as its effective rates exceed the stipulated minimum rate.

Transfer Pricing Rules – Alignment with OECD Standards

On December 28, 2022, Law No. 14,596/2023 was published, later regulated by RFB Normative Instruction No. 2,161/2023, which established the new Brazilian Transfer Pricing regime, aligned with OECD guidelines. The new rules became mandatory as of January 1, 2024, and are designed to as sure that intercompany transactions are carried out on an arm's length basis.

25

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The Company is currently in the process of preparing the analysis for the corresponding fiscal year, including a sensitivity study, supporting documentation, and a review of applicable methods, as provided for in current legislation. Although the technical process is still under development, the Company does not expect significant impacts from the adoption of the new transfer pricing regime, given the nature of the transactions and the history of compliance with international standards.

The Company will continue to monitor these regulations to ensure its financial statements are updated based on any adjustments identified upon completion of the formal transfer pricing analysis.

9. TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	Company		Consolidated
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
State VAT (ICMS)(1)	2,291,041	2,296,378	2,310,821	2,321,798
PIS and COFINS	433,489	513,950	485,559	558,973
Withholding taxes and contributions(2)	351,934	288,156	411,315	334,941
Other taxes	85,158	87,447	98,668	90,806
Total	3,161,622	3,185,931	3,306,363	3,306,518

Current	2,515,064	2,571,664	2,653,216	2,687,600
Non-current	646,558	614,267	653,147	618,918

(1)	Includes ICMS credits from the acquisition of property and equipment (available for offset over 48 months); requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$601,851 and R$568,579 on June 30, 2026 and December 31, 2025, respectively.
(2)	Withholding income tax ("IRRF") credits on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

10. JUDICIAL DEPOSITS AND GARNISHMENTS

Judicial deposits are made, and restrictions placed on bank balances to ensure the continuity of legal processes through the courts or to suspend the enforceability of the tax credit.

Judicial deposits are recorded at historical cost plus accrued interest.

	Company		Consolidated
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Judicial deposits
Tax	1,549,148	1,499,788	1,759,416	1,703,327
Civil	972,915	928,308	974,579	929,909
Regulatory	251,532	267,596	251,532	267,596
Labor	36,077	39,113	40,443	43,683
Total	2,809,672	2,734,805	3,025,970	2,944,515
Garnishments	17,273	18,896	17,962	19,803
Total	2,826,945	2,753,701	3,043,932	2,964,318

Current	143,606	106,279	146,365	107,565
Non-current	2,683,339	2,647,422	2,897,567	2,856,753

26

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The judicial deposits, classified by type of tax, on June 30, 2026 and December 31, 2025 are presented below. Further details relating to judicial deposits are presented in Note 10. Judicial Deposits and Garnishments, in the financial statements for the year ended December 31, 2025.

Tax	06.30.2026	12.31.2025
Universal Telecommunication Services Fund (FUST)	673,974	656,567
State Value-Added Tax (ICMS)	428,182	411,581
Social Contribution Tax for Intervention in the Economic Order (CIDE)	364,218	355,555
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	67,111	65,358
Telecommunications Inspection Fund (FISTEL)	60,506	58,912
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	31,063	30,225
Withholding Income Tax (IRRF)	2,449	6,720
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	30,580	29,537
Other taxes, charges and contributions	101,333	88,872
Total	1,759,416	1,703,327

11. OTHER ASSETS

	Company		Consolidated
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Related-party receivables (Note 28)	156,519	159,245	31,487	26,471
Sale of real estate and other receivables	260,037	473,091	260,037	473,091
Advances to employees and suppliers	148,241	49,781	172,941	55,522
Surplus from post-employment benefit plans (Note 30)(1)	146,278	182,835	146,349	182,907
Loan agreement with subsidiary CloudCo Brasil - 2024	46,728	46,830	—	—
Indemnification assets (IPNET, VSS and Samauma acquisitions)	—	—	145,512	141,610
Assets held for sale (2)	8,995	8,761	8,995	8,761
Sublease of assets and other amounts receivable	17,110	13,196	24,118	16,866
	783,908	933,739	789,439	905,228

Current	526,311	447,115	516,950	419,300
Non-current	257,597	486,624	272,489	485,928

(1)	On June 30, 2026 and December 31, 2025, includes R$142,693 and R$179,493, respectively, referring to the distribution of the PBS-A
(2)	Assets classified as available for sale in their current condition, in the process of formalizing the purchase and sale agreement. Depreciation on these properties ceased as of the date of reclassification.

12. INVESTMENTS

12.a. Information on investees

The information relating to direct and jointly controlled subsidiaries is the same as in Note 12) Investments, disclosed in the financial statements for the year ended December 31, 2025.

27

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

Selected financial data of the direct and jointly controlled subsidiaries are presented below:

			06.30.2026			Six-month period ended June 30, 2026
Investees	Participation	Investment	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Terra Networks (1)	100.00%	Subsidiary	1,497,794	892,131	605,663	602,571	29,820
TGLog	100.00%	Subsidiary	45,733	31,883	13,850	29,079	1,120
POP (2)	100.00%	Subsidiary	207,765	85,724	122,041	26,553	11,697
Vivo Pay I	100.00%	Subsidiary	243,839	62,422	181,417	71,492	18,831
Vivo Pay III	100.00%	Subsidiary	3,221	45	3,176	635	(800)
Vivo Pay Holding (3)	100.00%	Subsidiary	32,668	6,298	26,370	2,025	(5,219)
Vivo Ventures	98.00%	Subsidiary	254,823	444	254,379	—	(1,145)
FiBrasil (4)	100.00%	Subsidiary	1,922,358	1,227,670	694,688	215,830	(117,925)
CloudCo Brasil	50.01%	Subsidiary	1,435,396	1,297,616	137,780	1,124,525	(12,574)
Aliança	50.00%	Joint control	286,126	1,558	284,568	—	10,601
AIX	50.00%	Joint control	47,941	36,955	10,986	21,117	(10,869)
ACT	50.00%	Joint control	32	5	27	52	(16)
GUD	50.00%	Joint control	—	—	—	—	(2,891)

			12.31.2025			Six-month period ended June 30, 2025
Investees	Participation	Investment	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Terra Networks (1)	100.00%	Subsidiary	1,487,924	912,081	575,843	395,653	37,242
TGLog	100.00%	Subsidiary	46,504	33,775	12,729	22,920	1,392
POP (2)	100.00%	Subsidiary	193,031	82,687	110,344	22,744	8,811
Vivo Pay I	100.00%	Subsidiary	251,422	78,836	172,586	85,827	3,343
Vivo Pay II	100.00%	Subsidiary	—	—	—	483	(587)
Vivo Pay III	100.00%	Subsidiary	2,010	27	1,983	—	—
Vivo Pay Holding (3)	100.00%	Subsidiary	35,333	3,745	31,588	—	(3,603)
FiBrasil (4)	75,01% / 25,01%	Subsidiary (Dec-25) Joint control ((Jun-25)	2,024,474	1,211,861	812,613	205,577	(6,393)
CloudCo Brasil (5)	50.01%	Subsidiary	1,306,016	1,155,661	150,355	858,787	(18,358)
IoTCo Brasil (6)	50.01%	Subsidiary	—	—	—	59,357	2,979
Vivo Ventures (7)	98.00%	Subsidiary	250,880	1,238	249,642	—	4,843
Aliança	50.00%	Joint control	301,512	798	300,714	—	2,690
AIX	50.00%	Joint control	60,180	38,325	21,855	35,634	1,465
ACT	50.00%	Joint control	49	6	43	52	1
VIVAE (7)	50.00%	Joint control	—	—	—	3,604	(2,147)
GUD	50.00%	Joint control	37,864	13,748	24,116	2,511	(5,130)

(1)	A wholly and directly controlling shareholder of TIS, TLF01, and Samauma. TIS has been the controlling shareholder of CyberCo Brasil since December 9, 2025. CyberCo Brasil was acquired by TIS and ceased operations on July 1, 2026, Note 35.b.
(2)	A wholly and directly controlling shareholder of TLF05 Empreendimentos e Participações Ltda (formerly Recicla V Comércio e Reciclagem de Sucatas e Metais Ltda) and Vale Saúde Gestão e Soluções Ltda (formerly Vale Saúde Sempre.Administradora de Cartões Ltda).
(3)	A wholly and directly controlling shareholder of Vivo Pay SCD.
(4)	Became a subsidiary of the Company on November 12, 2025. On May 18, 2026, the Company acquired full control of FiBrasil (Note 1.c.1).
(5)	Formerly the wholly and directly controlling shareholder of IPNET and IPNET USA. On July 1, 2025, and November 1, 2025, it incorporated merged IoTCo Brasil and IPNET, respectively.
(6)	Merged by CloudCo Brasil on July 1, 2025.
(7)	A corporate reorganization with Vivo Ventures on October 6, 2025, resulting in the transfer of the investment in VivaE to Vivo Ventures.

28

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

12.b. Changes in investment balances

	Subsidiary	Joint Venture	Business combination	Other investments	Company Total investments	Total investments
Balance on December 31, 2024	889,844	430,577	—	26	1,320,447	566,384
Equity interest (Statements of Income)	43,653	(3,159)	—	—	40,494	(3,159)
Dividends (Terra Networks)	(23,800)	—	—	—	(23,800)	—
Capital contribution - cash and cash equivalents (Vivo Ventures and GUD)	17,897	10,674	—	—	28,571	10,674
Investments in the subsidiary Vivo Ventures	—	—	—	—	—	21,721
Other comprehensive results	—	(842)	—	1	(841)	(841)
Balance on June 30, 2025	927,594	437,250	—	27	1,364,871	594,779
Equity income by results	127,604	(15,068)	—	—	112,536	(15,068)
Capital contribution - cash and cash equivalents (VivaE e GUD)	326,320	4,249	—	—	330,569	4,249
Capital transaction for the acquisition of CyberCo Brasil by TIS	(168,729)	—	—	—	(168,729)	—
Corporate reorganization of Vivo Ventures and VivaE - Investment in Vivo Ventures	11,222	(11,222)	—	—	—	—
Corporate reorganization of Vivo Ventures and VivaE - Gain on the remeasurement of equity interest	—	6,153	—	—	6,153	6,153
Acquisition of controlling interest in FiBrasil	599,084	(372,251)	631,169	—	858,002	(372,251)
Gain on the remeasurement of the equity interest in the acquisition of control of FiBrasil	—	128,750	—	—	128,750	128,750
Investments by subsidiary Vivo Ventures	—	—	—	—	—	72,637
Other comprehensive income	(1,740)	1,655	—	(27)	(112)	1,628
Other	(106)	—	—	—	(106)	—
Balance on December 31, 2025	1,821,249	179,516	631,169	—	2,631,934	420,877
Equity interest (Statements of Income)	(82,705)	(1,588)	—	—	(84,293)	(1,588)
Capital contribution - cash and cash equivalents (Vivo Ventures< Vivo Pay III and GUD) and redemption of shares in Vivo Pay I	(2,243)	859	—	—	(1,384)	859
Acquisition of the stake held by non-controlling shareholders of FiBrasil			197,608		197,608	—
Investments the subsidiary Vivo Ventures	—	—	—	—	—	6,224
Deduction of deferred income tax and social contribution on allocations of gains/losses in the value of fixed and intangible assets.	52,343	—	—	—	52,343	—
Other comprehensive results	—	(13,374)	—	—	(13,374)	(13,374)
Balance on June 30, 2026	1,788,644	165,413	828,777	—	2,782,834	412,998

29

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

13. PROPERTY, PLANT AND EQUIPMENT (PP&E)

13.a. Changes in balances

	Company
	Switching and transmission equipment	Infrastructure	Lending equipment	Terminal equipment	Land	Other P&E	Assets and facilities under construction	Total
Balance on December 31, 2024	22,759,541	15,989,969	5,504,187	212,327	239,265	462,287	1,628,442	46,796,018
Additions	83,378	986,951	45,897	582	—	68,594	2,838,842	4,024,244
Write-offs, net(1)	(75,090)	(21,912)	(17)	—	(308)	(7,379)	(16,514)	(121,220)
Net transfers(2)	2,000,638	265,958	571,911	8,068	—	(54,100)	(2,793,771)	(1,296)
Subletting	—	(38,654)	—	—	—	—	—	(38,654)
Depreciation (Note 25)	(2,239,838)	(1,995,736)	(1,097,687)	(77,243)	—	(36,147)	—	(5,446,651)
Balance on June 30, 2025	22,528,629	15,186,576	5,024,291	143,734	238,957	433,255	1,656,999	45,212,441
Additions	56,986	2,597,395	36,568	(48)	—	97,385	3,229,200	6,017,486
Write-offs, net(1)	72,279	(193,233)	—	—	(335)	(698)	5,393	(116,594)
Net transfers	1,235,881	281,198	1,386,724	10,370	—	4	(2,914,177)	—
Subletting	—	(17,840)	—	—	—	—	—	(17,840)
Assets held for sale (Note 11)	—	(7,399)	—	—	(1,362)	—	—	(8,761)
Depreciation	(2,194,811)	(2,071,289)	(1,108,256)	(35,798)	—	(84,801)	—	(5,494,955)
Balance on December 31, 2025	21,698,964	15,775,408	5,339,327	118,258	237,260	445,145	1,977,415	45,591,777
Additions	9,419	1,242,177	45,261	5	—	44,506	2,957,332	4,298,700
Write-offs, net(1)	(1,343)	(44,011)	(22)	(15)	—	(1,503)	(16,535)	(63,429)
Net transfers	2,460,075	41,780	839,788	31,939	—	13,096	(3,386,678)	—
Subletting	—	(2,615)	—	—	—	—	—	(2,615)
Assets held for sale (Note 11)	—	(234)	—	—	—	—	—	(234)
Depreciation (Note 25)	(2,231,016)	(2,114,256)	(1,169,032)	(33,210)	—	(86,267)	—	(5,633,781)
Balance on June 30, 2026	21,936,099	14,898,249	5,055,322	116,977	237,260	414,977	1,531,534	44,190,418

Balance on December 31, 2025
Cost	94,841,291	50,078,389	32,920,602	6,585,077	237,260	5,882,621	1,977,415	192,522,655
Accumulated depreciation	(73,142,327)	(34,302,981)	(27,581,275)	(6,466,819)	—	(5,437,476)	—	(146,930,878)
Total	21,698,964	15,775,408	5,339,327	118,258	237,260	445,145	1,977,415	45,591,777

Balance on June 30, 2026
Cost	97,445,108	50,869,083	33,786,071	6,615,039	237,260	5,878,615	1,531,534	196,362,710
Accumulated depreciation	(75,509,009)	(35,970,834)	(28,730,749)	(6,498,062)	—	(5,463,638)	—	(152,172,292)
Total	21,936,099	14,898,249	5,055,322	116,977	237,260	414,977	1,531,534	44,190,418

30

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Switching and transmission equipment	Infrastructure	Lending equipment	Terminal equipment	Land	Other P&E	Assets and facilities under construction	Total
Balance on December 31, 2024	22,770,806	15,990,041	5,510,213	212,486	239,265	453,959	1,635,611	46,812,381
Additions	82,232	990,620	50,203	593	—	70,230	2,836,734	4,030,612
Write-offs, net (1)	(75,090)	(24,398)	(17)	—	(308)	(7,379)	(16,514)	(123,706)
Net transfers (2)	2,000,636	265,960	571,911	8,068	—	(54,097)	(2,793,774)	(1,296)
Subletting	—	(38,654)	—	—	—	—	—	(38,654)
Business combination - Samauma	—	—	—	—	—	217	—	217
Depreciation (Note 25)	(2,240,974)	(1,995,578)	(1,097,688)	(77,264)	—	(41,152)	—	(5,452,656)
Balance on June 30, 2025	22,537,610	15,187,991	5,034,622	143,883	238,957	421,778	1,662,057	45,226,898
Additions	57,924	2,645,591	40,138	(3)	—	101,323	3,233,002	6,077,975
Write-offs, net (1)	72,280	(193,463)	—	—	(335)	629	4,942	(115,947)
Net transfers (2)	1,235,175	281,194	1,390,073	9,544	—	345	(2,916,333)	(2)
Subletting	—	33,781	—	—	—	—	—	33,781
Assets held for sale (Note 11)	—	(7,399)	—	—	(1,362)	—	—	(8,761)
Business combination - Samauma	—	—	—	—	—	—	—	—
Business combination - FiBrasil	—	1,563,540	—	—	818	1,061	114,083	1,679,502
Business combination - Cyber	2,800	505	—	—	—	990	860	5,155
Depreciation	(2,196,264)	(2,109,530)	(1,108,740)	(35,820)	—	(91,207)	—	(5,541,561)
Balance on December 31, 2025	21,709,525	17,402,210	5,356,093	117,604	238,078	434,919	2,098,611	47,357,040
Additions	8,702	1,356,971	49,148	58	—	45,261	2,952,827	4,412,967
Write-offs, net (1)	(116)	(41,011)	(22)	(14)	—	(2,830)	(17,118)	(61,111)
Net transfers (2)	2,460,696	41,780	839,950	29,769	—	15,266	(3,388,395)	(934)
Subletting	—	—	—	—	—	—	—	—
Assets held for sale (Note 11)	—	(234)	—	—	—	—	—	(234)
Depreciation (Note 25)	(2,232,340)	(2,238,500)	(1,169,033)	(33,238)	—	(95,423)	—	(5,768,534)
Balance on June 30, 2026	21,946,467	16,521,216	5,076,136	114,179	238,078	397,193	1,645,925	45,939,194

Balance on December 31, 2025
Cost	94,868,938	52,291,576	32,937,369	6,585,887	238,078	6,078,455	2,098,611	195,098,914
Accumulated depreciation	(73,159,413)	(34,889,366)	(27,581,276)	(6,468,283)	—	(5,643,536)	—	(147,741,874)
Total	21,709,525	17,402,210	5,356,093	117,604	238,078	434,919	2,098,611	47,357,040

Balance on June 30, 2026
Cost	97,475,069	53,202,776	33,806,886	6,615,931	238,078	6,124,565	1,645,925	199,109,230
Accumulated depreciation	(75,528,602)	(36,681,560)	(28,730,750)	(6,501,752)	—	(5,727,372)	—	(153,170,036)
Total	21,946,467	16,521,216	5,076,136	114,179	238,078	397,193	1,645,925	45,939,194

(1)	Infrastructure includes R$40,796 and R$213,077 in 2026 and 2025, respectively, referring to the cancellation of lease agreements (Note 13.c)
(2)	Total balances refer to transfers between classes of fixed and intangible assets (Note 14.a).

13.b. Annual depreciation rates

The annual depreciation rates are presented below (lease assets rates presented in Note 13.c).

	Company						Consolidated
Description	06.30.2026			12.31.2025			06.30.2026			12.31.2025
Switching and transmission equipment and media	2.50%	to	66.67%	2.50%	to	66.67%	2.50%	to	66.67%	2.50%	to	66.67%
Infrastructure	2.50%	to	20.00%	2.50%	to	20.00%	2.50%	to	50.00%	2.50%	to	50.00%
Leased equipment (cell phones and modems)	20.00%	to	50.00%	20.00%	to	50.00%	20.00%	to	50.00%	20.00%	to	50.00%
Terminal equipment	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	50.00%	10.00%	to	50.00%
Other P&E assets	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	50.00%	10.00%	to	25.00%

31

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

13.c. Additional information on leases

Changes in the consolidated balances of leases, included above (Note 13.a), were:

	Infrastructure	Switching and transmission equipment	Other	Total
Balance on December 31, 2024	12,989,228	253,131	5,259	13,247,618
Additions	956,126	79,286	35,862	1,071,274
Subletting (Note 13.a)	(38,654)	—	—	(38,654)
Depreciation	(1,761,090)	(47,073)	(9,243)	(1,817,406)
Cancellation of contracts	(99,294)	(840)	—	(100,134)
Balance on June 30, 2025	12,046,316	284,504	31,878	12,362,698
Additions	2,552,249	48,971	27,643	2,628,863
Subletting (Note 13.a)	33,781	—	—	33,781
Depreciation	(1,853,963)	(42,779)	(9,270)	(1,906,012)
Cancellation of contracts	(113,783)	(210)	—	(113,993)
Business combination - FiBrasil	110,330	—	—	110,330
Business combination - Cyber	380	—	—	380
Balance on December 31, 2025	12,775,310	290,486	50,251	13,116,047
Additions	1,233,529	5,506	—	1,239,035
Depreciation	(1,918,219)	(39,394)	(9,175)	(1,966,788)
Cancellation of contracts	(40,796)	—	(110)	(40,906)
Balance on June 30, 2026	12,049,824	256,598	40,966	12,347,388

Balance on December 31, 2025
Cost	32,014,344	638,473	193,117	32,845,934
Accumulated depreciation	(19,239,034)	(347,987)	(142,866)	(19,729,887)
Total	12,775,310	290,486	50,251	13,116,047

Balance on June 30, 2026
Cost	33,101,714	643,979	192,209	33,937,902
Accumulated depreciation	(21,051,890)	(387,381)	(151,243)	(21,590,514)
Total	12,049,824	256,598	40,966	12,347,388

Annual depreciation rates for leased assets:

	Company						Consolidated
Description	06.30.26			12.31.25			06.30.26			12.31.25
Infrastructure	2.36%	to	92.31%	2.36%	to	92.31%	2.36%	to	92.31%	2.36%	to	92.31%
Switching and transmission equipment and media	10.00%	to	66.67%	10.00%	to	66.67%	10.00%	to	66.67%	10.00%	to	66.67%
Other P&E assets	26.09%	to	37.50%	26.09%	to	37.50%	26.09%	to	37.50%	26.09%	to	37.50%

13.d. Property, plant and equipment items pledged in guarantee

On June 30, 2026 and December 31, 2025, consolidated PP&E offered as collateral in legal proceedings total R$9,402 and R$9,675, respectively.

32

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

14. INTANGIBLE ASSETS

14.a. Balances and changes

	Company
	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balance on December 31, 2024	26,262,978	13,595,254	6,568,617	484,179	85,793	30,736	826,247	47,853,804
Additions	—	—	55	—	—	—	1,348,357	1,348,412
Write-offs, net	—	—	—	—	—	—	—	—
Net transfers(2)	—	—	1,439,630	—	—	—	(1,438,334)	1,296
Amortization (Note 25)	—	(659,138)	(1,197,617)	(42,103)	(39,079)	(1,303)	—	(1,939,240)
Balance on June 30, 2025	26,262,978	12,936,116	6,810,685	442,076	46,714	29,433	736,270	47,264,272
Additions	—	—	1,856	—	—	—	1,509,095	1,510,951
Net transfers	—	—	1,455,490	—	—	—	(1,455,490)	—
Amortization	—	(659,138)	(1,270,018)	(42,102)	(7,612)	(1,302)	—	(1,980,172)
Balance on December 31, 2025	26,262,978	12,276,978	6,998,013	399,974	39,102	28,131	789,875	46,795,051
Additions	—	—	634	—	—	—	1,455,038	1,455,672
Write-offs, net	—	—	(42)	—	—	—	—	(42)
Net transfers	—	—	1,866,800	—	—	—	(1,866,800)	—
Amortization (Note 25)	—	(659,138)	(1,360,895)	(42,103)	(7,612)	(1,302)	—	(2,071,050)
Balance on June 30, 2026	26,262,978	11,617,840	7,504,510	357,871	31,490	26,829	378,113	46,179,631

Balance on December 31, 2025
Cost	26,262,978	29,772,875	33,520,865	1,658,897	4,536,912	269,557	789,875	96,811,959
Accumulated amortization	—	(17,495,897)	(26,522,852)	(1,258,923)	(4,497,810)	(241,426)	—	(50,016,908)
Total	26,262,978	12,276,978	6,998,013	399,974	39,102	28,131	789,875	46,795,051

Balance on June 30, 2026
Cost	26,262,978	29,772,875	35,378,789	1,658,897	4,536,912	269,557	378,113	98,258,121
Accumulated amortization	—	(18,155,035)	(27,874,279)	(1,301,026)	(4,505,422)	(242,728)	—	(52,078,490)
Total	26,262,978	11,617,840	7,504,510	357,871	31,490	26,829	378,113	46,179,631

33

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balance on December 31, 2024	26,565,135	13,595,254	6,586,840	496,172	122,126	68,305	827,815	48,261,647
Additions	—	—	111	—	—	—	1,348,357	1,348,468
Net transfers(2)	—	—	1,440,018	(80)	(103)	(205)	(1,438,334)	1,296
Business combination – Samauma	59,597	—	6	5,929	—	9,346	—	74,878
Business combination – IPNET	1,660	—	—	—	—	—	—	1,660
Amortization (Note 25)	—	(659,138)	(1,200,414)	(43,784)	(42,531)	(5,413)	—	(1,951,280)
Balance on June 30, 2025	26,626,392	12,936,116	6,826,561	458,237	79,492	72,033	737,838	47,736,669
Additions	—	—	52,074	—	—	—	1,509,273	1,561,347
Net transfers(2)	—	—	1,455,492	—	1	—	(1,455,491)	2
Business combination – Samauma	(21,007)	—	—	(469)	—	11,944	—	(9,532)
Business combination – IPNET	300	—	—	—	(130)	(172)	—	(2)
Business combination – FiBrasil	631,169	—	42,203	445	3,836	—	—	677,653
Business combination – Cyber	—	—	1,228	—	—	—	—	1,228
Amortization	—	(659,138)	(1,276,396)	(44,105)	(11,239)	(8,029)	—	(1,998,907)
Balance on December 31, 2025	27,236,854	12,276,978	7,101,162	414,108	71,960	75,776	791,620	47,968,458
Additions	—	—	6,978	—	—	—	1,455,135	1,462,113
Write-offs, net	—	—	(12)	—	—	—	—	(12)
Net transfers(2)	—	—	1,867,912	—	—	—	(1,866,978)	934
Amortization (Note 25)	—	(659,138)	(1,377,303)	(44,047)	(11,466)	(7,054)	—	(2,099,008)
Balance on June 30, 2026	27,236,854	11,617,840	7,598,737	370,061	60,494	68,722	379,777	47,332,485

Balance on December 31, 2025
Cost	27,236,854	29,772,875	33,811,189	1,679,752	4,583,991	336,367	791,620	98,212,648
Accumulated amortization	—	(17,495,897)	(26,710,027)	(1,265,644)	(4,512,031)	(260,591)	—	(50,244,190)
Total	27,236,854	12,276,978	7,101,162	414,108	71,960	75,776	791,620	47,968,458

Balance on June 30, 2026
Cost	27,236,854	29,772,875	35,682,082	1,679,752	4,583,991	336,367	379,777	99,671,698
Accumulated amortization	—	(18,155,035)	(28,083,345)	(1,309,691)	(4,523,497)	(267,645)	—	(52,339,213)
Total	27,236,854	11,617,840	7,598,737	370,061	60,494	68,722	379,777	47,332,485

(1)	Refer to the operations of Santo Genovese Participações (2004); Spanish and Figueira (2006); Telefônica Televisão Participações (2008); Vivo Participações (2011); GVT Participações (2015), Garliava and Vita IT (2022), Vale Saúde (2023), IPNET (2024), Samauma and FiBrasil (2025).
(2)	Refer to transfers between classes of fixed and intangible assets (Note 13.a).

34

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

14.b. Annual amortization rates

	Company						Consolidated
Description	30.06.2026			31.12.2025			06.30.2026			12.31.2025
Licenses	3.60%	to	24.00%	3.60%	to	24.00%	3.60%	to	24.00%	3.60%	to	24.00%
Software	20.00%			20.00%			20.00%			20.00%
Trademarks	5.13%			5.13%			5.13%	to	23.53%	5.13%	to	23.53%
Customer portfolio	10.00%	to	12.50%	10.00%	to	12.50%	9.70%	to	20.69%	10.00%	to	20.69%
Other intangible assets	20.00%			20.00%			16.67%	to	25.00%	16.67%	to	25.00%

35

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

15. PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Social charges and benefits	720,091	568,166	817,405	645,291
Profit sharing	291,563	489,023	313,587	533,219
Share-based payment plans (Note 29)	144,242	151,325	147,934	154,736
Salaries and wages	36,872	42,914	90,656	94,518
Others	—	—	32,289	31,611
Total	1,192,768	1,251,428	1,401,871	1,459,375

Current	1,139,148	1,171,475	1,315,059	1,346,202
Non-current	53,620	79,953	86,812	113,173

16. TRADE ACCOUNTS PAYABLE

The Company and/or its subsidiaries do not offer financing agreements to suppliers.

	Company		Consolidated
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Sundry suppliers (Opex, Capex, Services e Material)	8,385,232	8,354,699	9,137,306	9,020,559
Related parties (Note 28)	652,722	604,018	375,999	319,751
Amounts payable (operators, cobilling)	290,213	291,670	290,215	291,670
Interconnection / interlink	220,499	229,314	220,499	229,314
Total	9,548,666	9,479,701	10,024,019	9,861,294

17. TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Fistel(1)	7,341,381	6,147,772	7,341,381	6,147,772
ICMS	1,390,491	1,332,544	1,483,372	1,417,412
PIS and COFINS	222,260	215,904	247,999	233,775
Fust and Funttel	109,980	106,635	109,980	106,635
Other taxes	215,205	175,821	234,142	191,812
Total	9,279,317	7,978,676	9,416,874	8,097,406

Current	1,557,879	1,467,678	1,622,493	1,516,170
Non-current	7,721,438	6,510,998	7,794,381	6,581,236

(1)	This refers to outstanding balances from 2020 to 2025 whose enforceability is suspended, according to decisions of the Federal Regional Court of the First Region, and there is no prospect of the judgment being concluded in the short term. The amount is classified as a non-current liability and is updated by the SELIC rate.

36

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

18. DIVIDENDS AND INTEREST ON EQUITY

Article 8 of Complementary Law No. 224, of December 26, 2025, amended item 2 of Article 9 of Law No. 9,249, of December 25, 1995, increasing the withholding income tax on JSCP (Interest on Equity) from 15% to 17.5% on the date of payment or credit to the beneficiary. This amendment is effective from January 1, 2026.

18.a. Dividends and interest on equity payable

18.a.1. Balances

	Consolidated
	06.30.2026	12.31.2025
Telefónica	580,479	1,002,973
Telefónica Latinoamérica Holding	558,009	962,667
Telefónica Chile	—	1,481
Non-controlling interest	544,035	807,423
Total	1,682,523	2,774,544

18.a.2. Changes in balances

	Consolidated
	2026	2025
Balance at the beginning of the year	2,774,544	2,237,090
Intermediate interest declared (net of withholding tax, official rate)	1,419,000	1,122,000
Unclaimed dividends and interest on equity	(45,108)	—
Payment of dividends and interest on equity	(2,502,977)	(1,869,081)
Withholding Income Tax (IRRF) on Interest on Equity (JSCP) of exempt/immune shareholders	37,064	7,182
Balance on June 30	1,682,523	1,497,191
Intermediate interest declared (net of withholding tax, official rate)		1,742,500
Unclaimed dividends and interest on equity		(150,553)
Payment of dividends and interest on equity		(318,321)
Withholding Income Tax (IRRF) on Interest on Equity (JSCP) of exempt/immune shareholders		3,727
Balance at the end of the period		2,774,544

Interest on equity and dividends paid to shareholders are classified in “Financing Activities“ in the statement of cash flows.

19. PROVISIONS FOR LEGAL PROCEEDINGS AND CONTINGENCIES

The Company and its subsidiaries are party to administrative and judicial proceedings for labor, tax, regulatory and civil claims filed at different court levels. Management of the Company and its subsidiaries, under the advice of its legal counsel, recognized provision for legal proceedings when an unfavorable outcome is considered probable.

19.a. Balances and changes

At June 30, 2026, the nature and composition of the provisions with a probable risk of loss, and details of the contingent liability, provision for dismantling, refunds to customers and provision for fines for cancellation of lease contracts are the same as in Note 20. Provision and contingencies, disclosed in the financial statements for the year ended December 31, 2025.

37

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The balances and changes in the provision for probable risk of losses, in addition to contingent liabilities, provision for dismantling, amounts to be refunded to customers and provision for fines for cancellation of lease contracts are:

	Company
	Provision for legal claims
	Tax	Regulatory	Civil	Labor	Contingent liabilities (PPA)	Provision for fines for canceling lease agreements	Provision for decommissioning	Amounts to be refunded to customers	Total
Balance on December 31, 2024	1,862,501	1,151,095	1,406,253	891,398	1,053,512	41,005	408,949	90,663	6,905,376
Additions (reversal), net (Note 26)	55,141	11,105	128,140	208,717	(9,324)	6,460	(6,873)	(90,663)	302,703
Other additions(1)	(75,119)	(172,320)	—	—	—	—	3,808	—	(243,631)
Write-offs due to payment	(7,586)	(263)	(218,986)	(232,150)	—	(39)	—	—	(459,024)
Interest accruals (Note 27)	52,264	44,336	66,634	113,607	47,474	—	7,153	—	331,468
Balance on June 30, 2025	1,887,201	1,033,953	1,382,041	981,572	1,091,662	47,426	413,037	—	6,836,892
Additions (reversal), net	51,229	4,937	127,715	168,760	(13,484)	(3,164)	(16,379)	—	319,614
Other additions	—	—	—	—	—	—	6,194	—	6,194
Write-offs due to payment	(54,669)	(9,899)	(171,454)	(282,108)	—	(2,312)	—	—	(520,442)
Interest accruals	85,234	44,971	91,024	93,818	63,954	—	7,076	—	386,077
Balance on December 31, 2025	1,968,995	1,073,962	1,429,326	962,042	1,142,132	41,950	409,928	—	7,028,335
Additions (reversal), net (Note 26)	27,692	4,139	208,836	117,186	(8,126)	(12,573)	(4,861)	—	332,293
Other additions(1)	(69,823)	—	—	—	—	—	7,356	—	(62,467)
Write-offs due to payment	(72,707)	(12,354)	(150,192)	(163,820)	—	(822)	—	—	(399,895)
Interest accruals (Note 27)	(12,128)	27,554	92,052	70,403	79,157	—	2,650	—	259,688
Balance on June 30, 2026	1,842,029	1,093,301	1,580,022	985,811	1,213,163	28,555	415,073	—	7,157,954

Balance on December 31, 2025
Current	79,768	55,651	745,614	659,582	—	41,950	—	—	1,582,565
Non-current	1,889,227	1,018,311	683,712	302,460	1,142,132	—	409,928	—	5,445,770
Total	1,968,995	1,073,962	1,429,326	962,042	1,142,132	41,950	409,928	—	7,028,335

Balance on June 30, 2026
Current	105,630	70,088	925,409	658,401	658,089	28,555	—	—	2,446,172
Non-current	1,736,399	1,023,213	654,613	327,410	555,074	—	415,073	—	4,711,782
Total	1,842,029	1,093,301	1,580,022	985,811	1,213,163	28,555	415,073	—	7,157,954

38

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Provision for legal claims
	Tax	Regulatory	Civil	Labor	Contingent liabilities (PPA)	Provision for fines for canceling lease agreements	Provision for decommissioning	Amounts to be refunded to customers	Total
Balance on December 31, 2024	2,022,987	1,151,095	1,411,141	935,541	1,075,139	41,005	412,214	90,663	7,139,785
Additions (reversal), net (Note 26)	55,133	11,105	129,268	208,752	(9,324)	6,461	(9,542)	(90,663)	301,190
Other additions (reversal)(1)	(75,119)	(172,320)	—	2	(1,780)	—	3,808	—	(245,409)
Write-offs due to payment	(7,579)	(263)	(220,163)	(234,645)	—	(39)	—	—	(462,689)
Business combination – IPNET	—	—	—	—	—	—	—	—	—
Business combination – Samauma	4,189	—	—	4,572	2,368	—	—	—	11,129
Business combination – FiBrasil	—	—	—	—	—	—	—	—	—
Business combination – Cyber	—	—	—	—	—	—	—	—	—
Interest accruals (Note 27)	56,624	44,336	66,406	114,265	48,259	—	7,153	—	337,043
Balance on June 30, 2025	2,056,235	1,033,953	1,386,652	1,028,487	1,114,662	47,427	413,633	—	7,081,049
Additions (reversal), net	51,448	4,937	128,718	169,242	(17,416)	(3,165)	(16,378)	—	317,386
Other additions	—	—	—	—	1,780	—	6,194	—	7,974
Write-offs due to payment	(54,878)	(9,899)	(172,451)	(284,424)	(1,544)	(2,312)	—	—	(525,508)
Business combination – IPNET	(38,123)	—	—	(24,795)	—	—	—	—	(62,918)
Business combination – Samauma	595	—	—	(3,999)	94	—	—	—	(3,310)
Business combination – FiBrasil	—	—	—	1,528	24,065	—	—	—	25,593
Business combination – Cyber	1,663	—	—	158	—	—	—	—	1,821
Interest accruals	88,131	44,971	91,746	92,355	64,994	—	7,075	—	389,272
Balance on December 31, 2025	2,105,071	1,073,962	1,434,665	978,552	1,186,635	41,950	410,524	—	7,231,359
Additions (reversal), net (Note 26)	27,725	4,140	209,449	117,887	(8,126)	(11,977)	(5,457)	—	333,641
Other additions (reversal)(1)	(69,823)	—	—	—	—	—	7,356	—	(62,467)
Write-offs due to payment	(72,758)	(12,354)	(151,612)	(164,434)	—	(822)	—	—	(401,980)
Interest accruals (Note 27)	(8,425)	27,553	91,837	70,593	78,585	—	2,650	—	262,793
Balance on June 30, 2026	1,981,790	1,093,301	1,584,339	1,002,598	1,257,094	29,151	415,073	—	7,363,346

Balance on December 31, 2025
Current	89,274	55,651	749,193	662,626	8,166	41,950	596	—	1,607,456
Non-current	2,015,797	1,018,311	685,472	315,926	1,178,469	—	409,928	—	5,623,903
Total	2,105,071	1,073,962	1,434,665	978,552	1,186,635	41,950	410,524	—	7,231,359

Balance on June 30, 2026
Current	115,217	70,088	928,422	660,993	665,664	29,151	—	—	2,469,535
Non-current	1,866,573	1,023,213	655,917	341,605	591,430	—	415,073		4,893,811
Total	1,981,790	1,093,301	1,584,339	1,002,598	1,257,094	29,151	415,073	—	7,363,346

(1)	In 2025, the more significant events affecting in the tax and regulatory provisions were: (i) tax: due to the Company's adherence to tax amnesty programs in several States, with gains from the reversal of provisions for contingencies of R$25,638 (Note 26), gains from the reversal of financial expenses and of interest accruals on provisions for contingencies of R$65,990 (Note 27) and assumption of debt of R$75.119 (Note 20); and (ii) regulatory: due to adherence to the Desenrola program.

In 2026, the more significant events affecting in the tax provisions were the installment payments of federal debts: R$62,822 of INSS/SAT and R$7,001 of IPI, which were transferred to the group of "Loans, financing, debentures, leases and other creditors", Note 20.a.3.

19.b. Tax provision and contingencies

The Tax Amnesty Program

Municipality of São Paulo

The Municipality of São Paulo, based on Laws No. 5,172/66, No. 17,324/2020, Decree No. 60,939/2021 and PGM Ordinance No. 48/2023, launched the tax amnesty and refinancing program for municipal debts, aimed at the settlement and installment payment of tax debts, with the objective of regularizing taxpayer obligations by granting discounts (“Get Up-to-Date Program”).

39

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The PGM Transaction Notice No. 2/2025 allowed the payment of municipal debts with a reduction of up to 95% of interest and fines, when paid in a single installment.

On June 23, 2026, the Management, supported by the opinion of its legal advisors, joined the "Get Up-to-Date" Program for ISS (Service Tax), with respect to its R$99,116 balance. Under, the program, the balance was reduced to R$31,710.

Upon joining the "Get Up-to-Date" Program, the Company recorded: (i) a write-off of the balance of provisions for contingencies of R$99,116 (Note 19); (ii) cash payment of R$31,710; (iii) reversed accrued interest on the provisions for contingencies of R$55,787 (Note 27) and reversed provisions for contingencies of R$11,619 (Note 26).

	Company		Consolidated
Nature/Expected Risk of loss	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Probable risk of loss	1,842,029	1,968,995	1,981,790	2,105,071
Federal	677,947	700,738	816,006	835,180
State	410,635	494,960	412,337	496,594
Municipal	46,092	132,899	46,092	132,899
FUST	707,355	640,398	707,355	640,398
Probable risk of loss	52,070,993	50,649,037	52,557,622	51,086,071
Federal	4,440,009	5,775,198	4,469,286	5,803,304
State	35,779,028	33,476,863	35,790,569	33,477,423
Municipal	425,748	428,867	842,105	808,770
FUST, FUNTTEL and FISTEL	11,426,208	10,968,109	11,455,662	10,996,574

19.b.1. Tax provisions

Management, under the advice of legal counsel, believes that the following losses present a probable risk of loss for the federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are party to administrative and legal proceedings at the Federal level relating to: (i) claims for the non-ratification of compensation and refund requests; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) Social Investment Fund (Finsocial) offset amounts; (iv) additional charges to the PIS and COFINS tax base, as well as additional charges for COFINS required by Law No. 9,718/1998; and (v) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings at the State level for ICMS, for: (i) disallowance of credits; (ii) nonpayment of tax on alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition value; (vii) nonpayment of tax on discounts to customers; (viii) unmeasured services; (ix) CIAP credit; (x) monthly subscription, not covered by the modulation of the effects resulting from the judgment of the STF; and (xi) fine for non-compliance with an accessory obligation.

40

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

Municipal taxes

The Company and/or its subsidiaries are party to Municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU“); (ii) Services tax (“ISS“) on equipment leasing services, non-core activities and supplementary activities and withholding of ISS on contractors' services.

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

19.b.2. Possible risk of loss - tax contingencies

Management, under the advice of legal counsel, believes that the risk of loss for the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL) is possible:

Federal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Federal level, which are awaiting decision at different court levels.

These include: (i) alleged non-compliance from the non-approval of compensation requests made by the Company; (ii) INSS on: (a) SAT, Social Security and amounts owed to third parties (INCRA and SEBRAE); (b) 11% withholding (labor outsourcing); and (c) Stock Options requirement for social security contributions on amounts paid by group companies to their employees through a stock purchase plan; (iii) COFINS deductions for losses from swap transactions; (iv) PIS and COFINS on: (a) value-added services; and (b) monthly subscription service; (v) IPI transfers from the Company's premises of equipment known as "Fixed access unit"; (vi) exclusion of ICMS from the calculation basis of PIS and COFINS; and (vii) disallowance of PIS and COFINS credits.

State taxes

The Company and/or its subsidiaries maintain several administrative and judicial actions at the state level, related to ICMS (Tax on Circulation of Goods and Services), which are awaiting judgment at various court levels, including: (i) rental of movable property; (ii) reversal of out-of-period credits; (iii) provision of services outside the Srate of São Paulo with collection for the State of São Paulo; (iv) co-billing; (v) tax substitution with unfounded calculation basis (tax schedule); (vi) use of credits from the acquisition of electricity; (vii) ancillary activities, value-added and supplementary services; (viii) tax credits related to challenges/contests regarding telecommunications services not provided or erroneously charged (Agreement 39/01); (ix) deferred collection related to interconnection (Detraf); (x) credits arising from tax benefits; (xi) disallowance of tax incentives related to cultural projects; (xii) crediting of goods intended for fixed assets and transfers of these goods between own establishments; (xiii) credits for the tax on communication services used in the provision of services of the same nature; (xiv) activation of recharges in the prepaid service; (xv) reversal of credit resulting from a loan operation, in the assignment of networks (own consumption and exemption for public bodies); (xvi) CDR/Detraf fine; (xvii) own consumption; (xviii) exemption for public bodies; (xix) amounts given as discounts; (xx) monthly subscription with discussion about minutes allowance; and (xxi) fine for non-compliance with ancillary obligation.

Municipal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Municipal level, which are awaiting decision at different court levels.

41

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The more significant proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; and (h) services provided by third parties; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund (“FUST“)

Writs of mandamus were filed seeking the right to exclude revenues from interconnection and Industrial Use of Dedicated Line (“EILD“) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/2000, which are awaiting a decision from Higher Courts.

Various administrative and judicial charges by ANATEL in administrative scope for the constitution of the tax credit related to interconnection, EILD and other revenues that do not originate from the provision of telecommunication services.

On June 30, 2026 and December 31, 2025, the consolidated amount totaled R$6,421,110 and R$6,166,037, respectively.

Fund for Technological Development of Telecommunications (“FUNTTEL“)

Proceedings have been filed to exempt interconnection revenues and any others arising from the use of resources that are party of the networks in the FUNTTEL tax calculation basis, as determined by Law 10,052/2000 and Decree No. 3,737/2001, pursuant to Article 4, paragraph 5, of Resolution 95/2013.

There are several notifications of charges from the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

On June 30, 2026 and December 31, 2025, the consolidated amount totaled R$2,487,217 and R$2,344,915, respectively.

Telecommunications Inspection Fund (“FISTEL“)

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radio frequency associated with the operation of the telephone service personal mobile service.

On June 30, 2026 and December 31, 2025, the consolidated amount totaled R$2,547,335 and R$2,485,622, respectively.

19.c. Regulatory provision and contingencies

	Company / Consolidated
Nature/Expected Risk of loss	06.30.2026	12.31.2025
Probable	1,093,301	1,073,962
Possible	3,343,021	3,237,934

42

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

19.c.1. Regulatory provisions

Management, under the advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings to be probable:

The Company is a party to administrative proceedings initiated mainly by ANATEL, alleging non-compliance with sectoral regulations, as well as filing legal proceedings, mostly, sanctions applied by ANATEL at the administrative level. These include:

•	Burden: Specifically regarding the payment of the onerous charge applied to Personal Mobile Service (SMP) (SMP burden), there is a dispute as to whether revenues are due for radio frequency renewal. Management, under the advice of legal counsel, assesses that there is a probable loss for the SMP burden regarding data revenue, due to the existence of unfavorable decisions both by ANATEL in 2021 and in the lower court. Although the Company managed to overturn one of the unfavorable decisions, the judgment of the Company's Appeal in the lower court was not final, and ANATEL has already appealed. The Company is now paying amounts for ANATEL, prospectively, starting in 2022, accordingly, the provision is maintained.
•	General User Rights (“DGU”): The Company and/or its subsidiaries are involved in administrative and judicial discussions regarding the rights of users of telecommunications services, with regard the General Regulation of Consumer Rights of Telecommunications Services (“RGC”), approved by Resolution No. 632/2014, especially regarding the provision of services, collection of amounts, disputes, reimbursement, among others.
•	Quality: The Company and/or its subsidiaries are involved in administrative and judicial discussions regarding telecommunications services arising from SMP, SeAC and SCM concessions, compliance with the indicators that measure the quality of these services nationwide, based on the Telecommunications Services Quality Regulation (“RQUAL”), approved by Resolution No. 717/2019.
•	Relationship with other Providers: The Company and/or its subsidiaries are involved in administrative and legal discussions affecting the regulatory relationship with other telecommunications service providers regarding interconnection, EILD, and the supply of other wholesale products.

The consolidated provisions totaled R$1,004,201 and R$989,545 on June 30, 2026 and December 31, 2025, respectively.

Other cases:

•	The Company and/or its subsidiaries are involved in administrative and legal discussions regarding other matters, including for service interruptions, various regulatory obligations, technical irregularities, Public Civil Actions, among others.
•	On October 1, 2024, the Company was advised of a Monitoring and Control Procedure ("PAC") for Reimbursement to monitor compliance with the obligation to compensate consumers identified in a Procedure for Determining Non-Compliance with Obligations ("PADO") that is in progress. As the original PADO has not issued its final decision, a request was made to suspend the PAC, which was accepted by ANATEL through a Decision.

The consolidated amounts provisions totaled R$89,100 and R$84,417 on June 30, 2026 and December 31, 2025, respectively.

43

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

19.c.2. Possible risk of losses - regulatory contingencies

Management, under the advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is possible:

•	Dispute regarding the revenues to be included in the calculation of the fee due for the extension of radio frequencies associated with SMP (except for SMP data revenues, as informed in item c.1 of this Note). In ANATEL's view, the fee should of 2% is applied to all economic benefits arising from the provision of the SMP service. However, in the Company's view, revenues that are not part of the SMP service plans, such as interconnection, SVA, revenues earned in the 15th year of the license validity, and others, should not be considered in the fee calculation. Accordingly, the Company filed administrative claims and lawsuits to challenge ANATEL's fee charges. In July 2024, the ANATEL Board of Directors judged the PAC (Annual Permit for the Development of the Telecommunications Sector) regarding the calculation of the burden for the 2016 biannual period, related to the extension of the radio frequency associated with the SMP (Mobile Personal Service), the result of which was partially favorable to the Company, insofar as it decided to include the terms of lesser scope in the calculation methodology, resulting in a reduction of values. ANATEL has already recalculated for 2017, 2018, and 2022 to reflect the effects of the decision, with the remaining ones pending recalculation by ANATEL. It is estimated that, with a prognosis of possible loss of the SMP burden, the contingency is estimated at R$1,257,529 and R$1,182,102 on June 30, 2026 and December 31, 2025, respectively.
•	In 2026, R$34,853 was received upon filing the SMP (Mobile Personal Service) burden declaration for the 2025/2026 biennium, under PAC No. 53500.099440/2025-06, relating to items that the Company considers controversial and are the subject of dispute with ANATEL (Brazilian National Telecommunications Agency).
•	Legal proceeding filed by the Company to overturn a decision by CADE, alleging that certain operators (Claro, Oi Móvel and the Company) had engaged in anticompetitive conduct by forming the Rede Correios Consortium to compete in electronic auction No. 144/2015, held by the Brazilian Post and Telegraph Company; and that there was alleged price discrimination by the Company in relation to services offered to BT Brasil Serviços de Telecomunicações Ltda (“BT”), imposing a fine of R$28,394, which plus interest totals R$43,337 and R$43,260 on June 30, 2026 and December 31, 2025, respectively. This action seeks to annul the aforementioned sanction, based on (i) no legal prohibition to form a consortium to participate in a public bidding process; (ii) the lack of typicality and the impossibility of sanctioning by analogy; and (iii) the absence of clear criteria for calculating the sanction and the lack of reasonableness. The case is in the lower courts awaiting a ruling.
•	The PADO that deals with coverage targets for which the fine applied was R$127,741, plus interest totaling R$193,118 and R$184,486 on June 30, 2026 and December 31, 2025, respectively, in lieu of settling the fine in cash by providing investment in the installation of a 4G radio base station in 188 locations with no access to this technology, within two and a half years, including year one maintenance costs. The installation will not be performed by range sharing, swap, network rental, industrial exploration contracts, or other contractual means. Upon confirmation by ANATEL, compliance within the determined period has been subject to monitoring.
•	On October 1, 2024, the Company was advised of a Monitoring and Control Procedure (“PAC”) for Compensation to monitor compliance with the obligation to provide compensation to consumers identified in a Procedure for Determining Non-Compliance with Obligations (“PADO”) which is in progress, which plus interest totals R$43,161 and R$40,524 on June 30, 2026 and December 31, 2025, respectively. As the original PADO has no final decision yet, a request was made to suspend the PAC, which was accepted by ANATEL.

The consolidated estimates totaled R$1,537,145 and R$1,450,372 on June 30, 2026 and December 31, 2025, respectively.

In addition to the cases above, the Company is involved in administrative proceedings instituted mainly by ANATEL (other agents, including other operators, also have claims against the Company) based on alleged non-compliance with sectoral regulations, as well as ordinary legal proceedings and writs of mandamus, mainly, sanctions applied by ANATEL in the administrative courts (Note 19.c.1.), namely: General User Rights (“DGU”); Quality and Relationship between Providers. The consolidated amounts involved totaled R$1,331,338 and R$1,315,968 on June 30, 2026 and December 31, 2025, respectively.

44

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

Other cases:

•	The Company and/or its subsidiaries are involved in administrative and legal matters, such as coverage targets, service interruptions, various regulatory obligations, technical irregularities, payment of public prices for the acquisition of radio frequencies, compensation for unused frequency bands previously granted to the MMDS, Public Civil Actions, among others.
•	The Company is a party to legal proceedings concerning the suspension of services, non-increase of tariffs, repairs and maintenance of poles, not currently inestimable. These proceedings are still awaiting judgment in the respective courts.

The consolidated estimates totaled R$474,538 and R$471,594 on June 30, 2026 and December 31, 2025, respectively.

19.d. Civil provision civil contingencies

	Company		Consolidated
Nature/Estimated Risk of loss	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Probable	1,580,022	1,429,326	1,584,339	1,434,665
Possible	1,866,382	1,799,895	1,886,536	1,815,801

19.d.1. Civil provisions

Management, under the advice of legal counsel, believes that the following civil proceedings will result in losses:

•	The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony equipment and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On June 30, 2026 and December 31, 2025, the provision was R$102,663 and R$133,322, respectively.
•	The Company and/or its subsidiaries are party to various civil proceedings related to individual matters at a consumer level, relating to the non-provision of services and/or products sold. On June 30, 2026 and December 31, 2025, the provision was R$252,228 and R$250,015, respectively.
•	The Company and/or its subsidiaries are party to various civil proceedings of a consumer and non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On June 30, 2026 and December 31, 2025, the provision was R$1,229,448 and R$1,051,328, respectively.

19.d.2. Possible losses - civil contingencies

Management, under the advice of legal counsel, believes that the risk of losses is possible for the following civil proceedings:

•	The Company and its subsidiaries are party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights of consumers or by the Consumer Protection (“PROCON“), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business.
•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune“), a Brazilian company, filed lawsuits on November 20, 2001, against 23 wireless carriers claiming to own the patent for “Bina“, a caller ID. The purpose of the lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

45

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10,000.00 (Ten thousand reais) in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A review appeal was filed which granted a stay of execution suspending the unfavorable decision until final judgment in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. An expert report was submitted and the claims were dismissed. The parties filed an appeal. On February 1, 2023, the Court of Justice of the Federal District and Territories (“TJDFT”) judged the appeals and, unanimously, dismissed them, upholding the sentence of inadmissibility. Subsequently, a Special Appeal was filed by Lune, addressed by the Superior Court of Justice. An internal appeal was filed by Lune, which has not yet been judged. Management is unable to reasonably estimate a liability with respect to this claim.

•	The Company, together with other operators that provide telecommunications services, is a defendant in disputes that challenge the practice adopted by operators of imposing a prescriptive term for the use of prepaid minutes. In other words, the plaintiff claims that the minutes of the prepaid package should not expire after the end of a specific term, and can be used at any time by the consumer. The TRF of the 6th Region, the public civil action that was originally processed in Uberlândia/MG forwarded it to the new TRF, which rejected the necessary referral, maintaining the inadmissibility of the claims made by the MPF, with the decision of the TRF of the 6th Region having already become final. There is still an ongoing public civil action, which was originally processed in Belém/PA, which is awaiting judgment in the TRF of the 1st Region, as well as the public civil action proposed by the OAB/SP against the Federal Union, ANATEL and operators, which was summarily extinguished, but which, by decision of the TRF of the 3rd Region, determined the processing of the action, without any sentence having been handed down yet.

19.e. Labor provision and contingencies

	Company		Consolidated
Nature/Estimated Risk of loss	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Probable	985,811	962,042	1,002,598	978,552
Possible	1,163,040	1,132,609	1,185,093	1,151,825

The labor provision and contingencies involve several labor claims of former employees and former outsourced employees (claiming secondary obligor or joint liability), for among others: differences in overtime pay, variable remuneration, salary parity, additional unhealthy or dangerous practices.

46

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

20. LOANS, FINANCING, DEBENTURES, LEASES AND OTHER CREDITORS

On June 30, 2026, the contractual conditions of loans, financing, debentures and leases are the same as in Note 21. Loans, Financing, Debentures, Leases and Other Creditors, disclosed in the financial statements for the year ended December 31, 2025, except for the proceeds from installment payments of federal debts, described in Note 20.a.3.

20.a. Balances

	Consolidated
	30.06.2026			31.12.2025
	Current	Non-current	Total	Current	Non-current	Total
Leases (a.1)	4,700,341	10,084,372	14,784,713	4,883,176	10,549,678	15,432,854

Debentures (a.2)	152,749	2,941,671	3,094,420	161,453	2,905,512	3,066,965

Loans and financing	356,226	1,481,150	1,837,376	304,235	1,542,627	1,846,862
5G Licenses	72,065	1,008,915	1,080,980	68,932	965,032	1,033,964
Liabilities for acquisition of a company	75,245	190,061	265,306	42,251	234,048	276,299
Tax Refinancing and Amnesty Program	120,945	205,687	326,632	158,295	247,010	405,305
Financial institutions	878	474	1,352	2,200	1,474	3,674
Other creditors (a.3)	87,093	76,013	163,106	32,557	95,063	127,620
Total	5,209,316	14,507,193	19,716,509	5,348,864	14,997,817	20,346,681

All liabilities were contracted in Brazilian Reais (R$), except for the loan agreement entered into on September 26, 2024, between the Company's subsidiary - CloudCo Brasil and Telefónica Cybersecurity & Cloud Tech (a Telefónica Group company), which was contracted in Euros.

20.a.1. Leases

The consolidated annual weighted average rates of the lease contracts were 12.86% and 12.92%, with average maturity terms of 4.80 years and 4.86 years on June 30, 2026 and December 31, 2025, respectively.

The balances of the lease payables are as follows:

	Consolidated
	06.30.2026	12.31.2025
Nominal value payable	19,789,141	20,692,942
Unrealized financial expenses	(5,004,428)	(5,260,088)
Present value payable	14,784,713	15,432,854

Current	4,700,341	4,883,176
Non-current	10,084,372	10,549,678

20.a.2. Debentures

The debentures are “Sustainability-linked”, (Debentures linked to Environmental, Social and Corporate Governance (“ESG”) performance), as defined by the International Capital Market Association for the Sustainability-Linked Bond Principles, June 2020 version.

47

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The debentures are subject to early maturity events, as set out in clause 6.30 of “Early Maturity” of the Deed of Issuance (“Deed”), which may or may not be automatic upon: (i) non-compliance , by the Company, of any pecuniary or non-pecuniary obligation relating to the debentures and/or provided for in the Deed, not resolved within the deadlines provided for in the Deed; (ii) liquidation, dissolution or extinction of the Company in the manner provided for in the Deed; (iii) spin-off, merger, incorporation, incorporation of shares or any form of corporate reorganization involving the Company, as provided for in the Deed; (iv) early maturity of any debts and/or financial obligations of the Company within the scope of the financial market and capital market operations, local or international, under the terms set out in the Deed; (v) make the distribution and/or payment of dividends, interest on equity or make any other payments to its shareholders, if the Company is in default with any of its pecuniary obligations relating to the debentures; (vi) transfer, by the Company, by any means, assignment or promise of assignment to third parties, of the rights and obligations acquired or assumed in the documents relating to the debentures; (vii) reduction of the Company's share capital, as provided for in article 174, paragraph 3, of the Brazilian Corporation Law, except if for (a) absorption of losses or (b) distribution of resources to the Company's shareholders, up to the limit of 15% of the Company's share capital, individually or in aggregate, on the date of execution of the Deed of Issue; and (viii) disposal of, or creation of liens or encumbrances on, relevant operating assets of the Company, provided that they represent, individually or in aggregate, 15% or more of the Company's total assets, based on the Periodic Financial Statements immediately prior to the date of the event.

Failure to comply with any of the above covenants could result in default under the debenture indenture, which would have a material adverse effect on the Company's financial condition. These clauses are strictly monitored by the Company, aiming to ensure compliance with contractual obligations and guarantee the continuity of the debenture and maintenance of the Company's financial situation.

On June 30, 2026 and December 31, 2025, all applicable covenants had been complied with by the Company.

On April 15, 2024, FiBrasil issued a single series of simple debentures in the amount of R$865,000, not convertible into shares, unsecured, under the terms of the Issuance Deed and article 58 of the Brazilian Corporations Law, and without any additional real or personal guarantee. It placed 865,000 debentures with a nominal unit value of R$1,000.00 (one thousand reais). The total term of the debentures is 10 years, maturing in April 2034, inflation indexed by the Broad National Consumer Price Index (“IPCA”). The balance is due in 5 consecutive annual installments, starting in April 2030 and ending in April 2034.

The interest on the debentures will accrue at a rate of 7.36% per year, calculated on a basis of 252 business days, on the updated nominal value of the debentures, adjusted for inflation (IPCA). Interest payments will be made semi-annually, in April and October of each year, with the first payment made in October 2024 and the last payment on the maturity date of the debentures, in April 2034.

The deed of issuance includes covenants; the ratio of Net Debt/EBITDA must be less than or equal to 3.5x.

On June 30, 2026 and December 31, 2025, the applicable covenants had been met by FiBrasil.

20.a.3. Loans and financing - Other creditors

In the first half of 2026, federal tax installment payments were:

Federal debt installment payments (INSS/SAT): installment payment of debts related to Judicial Process No. 0013103-79.2013.4.03.6182 - INSS/SAT in the amount of R$62,822. Of this amount, R$10,470 was paid and the remaining balance of R$52,352 will be paid in monthly installments adjusted by the SELIC rate, with the final installment due in November 2026. The balance on June 30, 2026 was R$52,352.

48

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

Federal debt installments (IPI/II): installment payment of debt related to Judicial Process No. 5014668-93.2011.4.04.7100 - IPI/II in the amount of R$7,001. Of this amount, R$1,166 was paid and the remaining balance of R$5,833 will be paid in monthly installments adjusted by the SELIC rate, with the final installment due in October 2026. The balance as of June 30, 2026 was R$4,702.

20.b. Repayment schedule (non-current)

	Consolidated
Year	Leases	Debentures	5G Licenses	Liabilities for the acquisition of companies	Tax amnesty program	Financial institutions	Other creditors	Total
13 to 24 months	3,530,639	2,000,000	72,065	54,224	107,653	474	73,566	5,838,621
25 to 36 months	2,638,106	—	72,065	120,340	94,159	—	2,447	2,927,117
37 to 48 months	1,766,389	—	72,065	7,390	3,875	—	—	1,849,719
49 to 60 months	871,443	188,334	72,065	8,107	—	—	—	1,139,949
From 61 months	1,277,795	753,337	720,655	—	—	—	—	2,751,787
Total	10,084,372	2,941,671	1,008,915	190,061	205,687	474	76,013	14,507,193

49

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

20.c. Changes in balances

	Consolidated
	Leases	Debentures	5G Licenses	Financial institutions	Liabilities for the acquisition of companies	Refinancing and Amnesty Program	Other creditors	Total
Balance on December 31, 2024	15,246,606	3,695,214	1,004,970	4,886	233,349	444,362	117,143	20,746,530
Income, with effects on cash and cash equivalents	—	—	—	—	—	—	20,000	20,000
Income, no effect on cash and cash equivalents	1,071,274	—	—	—	—	126,388	169,593	1,367,255
Exchange variation (Note 27)	—	—	—	—	—	—	100	100
Financial charges / Fair value (Note 27)	835,779	246,664	45,247	392	9,781	23,470	17,456	1,178,789
Settlement by offsetting judicial deposit	—	—	—	—	—	(38,745)	—	(38,745)
Business combination – Samauma	—	—	—	11,921	58,000	—	—	69,921
Write-offs (cancellation of contracts)	(105,372)	—	—	—	—	—	—	(105,372)
Write-offs (payments) – Principal	(1,721,960)	—	—	(10,897)	(26,058)	(67,065)	(80,452)	(1,906,432)
Write-offs (payments) – financial charges	(773,924)	(210,154)	—	(392)	(3,240)	(12,805)	(15,841)	(1,016,356)
Balance on June 30, 2025	14,552,403	3,731,724	1,050,217	5,910	271,832	475,605	227,999	20,315,690
Income, no effect on cash and cash equivalents	2,628,863	—	—	—	—	3,378	(3,378)	2,628,863
Exchange variation	—	—	—	—	—	—	143	143
Financial charges / Fair value	868,066	185,278	52,679	256	6,519	17,019	16,446	1,146,263
Business combination – Samauma	—	—	—	738	(13,549)	—	—	(12,811)
Business combination – FiBrasil	82,533	904,164	—	—	—	—	—	986,697
Business combination – CyberCo Brasil	—	—	—	—	16,332	—	—	16,332
Business combination – Vale Saúde Sempre	(116,505)	—	—	—	—	—	—	(116,505)
Write-offs (cancellation of contracts)	(1,600,071)	(1,500,000)	(46,437)	(2,849)	(4,451)	(68,646)	(103,138)	(3,325,592)
Write-offs (payments) – financial charges	(982,435)	(254,201)	(22,495)	(381)	(384)	(22,051)	(10,452)	(1,292,399)
Balance on December 31, 2025	15,432,854	3,066,965	1,033,964	3,674	276,299	405,305	127,620	20,346,681
Income, no effect on cash and cash equivalents	1,239,035	—	—	—	—	—	69,823	1,308,858
Exchange variation (Note 27)	—	—	—	—	—	—	(4,223)	(4,223)
Financial charges / Fair value (Note 27)	884,389	220,803	47,016	192	18,004	17,860	8,193	1,196,457
Write-offs (cancellation of contracts)	(43,752)	—	—	—	—	—	—	(43,752)
Write-offs (payments) – Principal	(1,823,730)	—	—	(2,311)	(24,481)	(68,860)	(20,672)	(1,940,054)
Write-offs (payments) – financial charges	(904,083)	(193,348)	—	(203)	(4,516)	(27,673)	(17,635)	(1,147,458)
Balance on June 30, 2026	14,784,713	3,094,420	1,080,980	1,352	265,306	326,632	163,106	19,716,509

50

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

21. DEFERRED REVENUE

	Company		Consolidated
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Contractual Liabilities (customer contracts)(1)	932,039	771,870	1,219,257	1,078,029
Disposal of PP&E(2)	53,306	56,121	53,729	56,130
Government grants	670	1,180	670	1,180
Software licenses (resale)(3)	—	—	234,266	159,506
Other	7,807	7,828	7,918	7,820
Total	993,822	836,999	1,515,840	1,302,665

Current	851,475	711,283	1,291,411	1,076,293
Non-current	142,347	125,716	224,429	226,372

(1)	Refers to the balance of contractual liabilities of customers, deferred until performance obligations are satisfied.
(2)	Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met.
(3)	The consolidated amounts include the resale of software licenses from the indirect subsidiary TIS.

22. OTHER LIABILITIES

	Company		Consolidated
	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Reverse split and share split (Note 23)(1)	824,036	824,723	824,036	824,723
Surplus from post-employment benefit plans (Note 30)	808,262	777,083	818,254	786,546
Liabilities payable to ANATEL(2)	1,065,823	995,457	1,065,823	995,457
Third-party withholdings(3)	172,577	205,231	187,577	229,176
Liabilities with related parties (Note 28)	139,917	146,536	131,531	138,628
Amounts to be refunded to customers	94,647	103,230	100,097	108,166
Other liabilities	153,049	105,111	153,837	106,476
Total	3,258,311	3,157,371	3,281,155	3,189,172

Current	1,390,167	1,417,801	1,403,199	1,440,321
Non-current	1,868,144	1,739,570	1,877,956	1,748,851

(1)	Refers to the Company's reserve share split (Note 23.a.2).
(2)	Includes amounts related to the cost of renewing STFC and SMP licenses.
(3)	Refers to withholdings on payroll and taxes withheld at source on interest on equity and on the provision of services.

23. EQUITY

23.a. Capital

Pursuant to Law No. 6,404 of December 15, 1976 (“Corporation Law”), Article 166, item IV) – capital may only be increased by an Extraordinary Shareholders' Meeting Resolution by modifying the Articles of Incorporation, once the authorized capital increase limit has been reached.

51

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The shareholders will have preemptive rights to subscribe to a capital increase, in proportion to their number of shares. By resolution of the Board of Directors, the preemptive right in the issuance of shares, convertible debentures and subscription bonus, by placement through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition may be excluded control, under the terms of articles 257 and 253 of the Corporation Law, as well as enjoy tax incentives, under the terms of special legislation, as provided for in article 172 of the Corporation Law.

23.a.1) Return of Capital to Shareholders

The information regarding the Company's capital reductions, which occurred and became effective on April 4, 2024 (R$1,500,000) and February 17, 2025 (R$2,000,000), is the same as in Note 24.a.1) Company Capital Reduction, disclosed in the financial statements for the year ended December 31, 2025.

As at the latest balance sheet date, the Company had already paid, in 2025, the net amount of withholding income tax of R$3,408,907 to the identified shareholders, leaving an amount of R$91,093 that will remain available to these shareholders for the statutory limitation period.

Capital Reduction in 2026

In a Material Fact notice disclosed on March 12, 2026, the Company informed its shareholders and the market in general that the proposal to reduce the Company's share capital by R$4,000,000 was approved at an Extraordinary General Meeting (“EGM”), without the cancellation of shares and through the restitution to shareholders of part of the value of their shares, pursuant to article 173 of the Brazilian Corporations Law, maintaining unchanged the number of shares issued and the percentage of shareholder participation in the Company's share capital (“Reduction”). Given its approval at the Extraordinary General Meeting, the implementation of the capital reduction was subject to the lapse of a 60-day period counted from the publication of the respective minutes, as provided for in article 174 of the Brazilian Corporations Law.

On May 15, 2026, the Company informed its shareholders and the market in general that, in continuation of the Material Facts disclosed on December 9, 2025 and March 12, 2026, on May 14, 2026, the period provided for in article 174 of the Brazilian Corporations Law ended, so that the aforementioned reduction became fully effective. Consequently, the Company's share capital was reduced from R$60,071,416 to R$56,071,416.

This Reduction payment was made on July 14, 2026, net of withholding income tax, in Brazilian currency, in the amount of R$1.25171862845 per common share issued by the Company, considering a total of 3,195,606,352 common shares into which its share capital is divided, excluding the 30,940,270 shares held in treasury as of December 31, 2025, considering the shareholding position recorded in the Company's records at the end of the day on May 22, 2026, after which date the shares issued by the Company were considered ex-rights of the refund.

23.a.2) Split and reverse split of the Company's shares

The information regarding the Company's Share Grouping (reserve split), which occurred on April 15, 2025 and May 19, 2025, respectively, is the same as that in Note 24.a.2) Share Grouping and Split, disclosed in the financial statements for the year ended December 31, 2025.

As the latest balance sheet date, the Company had already paid R$125,318 (R$687 in 2026 and R$124,631 in 2025) to the identified fractional shareholders, leaving R$824,036 available to unidentified holders or those with incomplete registration data. These amounts do not bear interest.

52

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

Composition of the Company's Capital

The subscribed and paid-in share capital was R$56,071,416 and R$60,071,416 on June 30, 2026 and December 31, 2025, represented by book-entry shares with no par value, held as follows:

	06.30.2026		12.31.2025
Shareholders	Number	%	Number	%
Controlling Group	2,488,480,640	77.13%	2,488,480,640	77.13%
Telefónica	1,268,797,680	39.33%	1,268,797,680	39.33%
Telefónica Latinoamérica Holding	1,219,682,960	37.80%	1,217,810,000	37.74%
Telefónica Chile	—	— %	1,872,960	0.06%
Other shareholders	707,125,712	21.91%	707,125,712	21.91%
Treasury Shares	30,940,270	0.96%	30,940,270	0.96%
Total shares	3,226,546,622	100.00%	3,226,546,622	100.00%
Treasury Shares	(30,940,270)		(30,940,270)
Total shares outstanding	3,195,606		3,195,606

Book value per outstanding share:
Em 06/30/2026				R$ 20.54
Em 12/31/2025				R$ 21.51

On February 24, 2026, Telefónica Latinoamérica Holding acquired the shareholding that Telefónica Chile held in the Company.

23.b. Company's share buyback program

On February 20, 2026, the Company's Board of Directors approved: (i) the termination, on February 20, 2026, of the previously existing share buyback program (which had been approved by the Board of Directors at a meeting held on February 25, 2025). During the term of said program, 49,613,856 common shares issued by the Company were acquired, of which 34,740,770 were cancelled on July 24, 2025, with the remainder being held in treasury, cancelled or sold; and (ii) the creation of a new share buyback program for 2026 and 2027.

The Company's new share buyback program, approved on February 20, 2026, aims to acquire common shares issued by the Company be held in treasury, subsequent cancellation or sale, without reducing the share capital, in order to increase shareholder value through the efficient use of available cash resources, optimizing the Company's capital structure.

The shares in the buyback program are to be acquired with resources available in the statutory profit reserve plus net income of the current year, pursuant to article 8, § 1, items I and II of CVM Resolution No. 77/2022. The maximum amount to be used in the program is R$1 billion.

This program began on February 23, 2026 and will end on February 22, 2027.

In the period ended June 30, 2026, the Company did not repurchase any common shares.

23.c. Capital reserves

The information on capital reserves is the same as in Note 24) Equity, item c, disclosed in the financial statements for the year ended December 31, 2025.

The balances were R$(371,190) and R$(110,078) on June 30, 2026 and December 31, 2025, , respectively. Changes in the balance were due to the capital transaction for the acquisition of the non-controlling shareholders' stake in FiBrasil, Note 1.c.1.

53

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

23.d. Income reserves

The information on income reserves is the same as in Note 24) Equity, item d, disclosed in the financial statements for the year ended December 31, 2025, except for the tax incentive reserves of R$19,625.

The balances were R$8,754,977 and R$8,735,352 on June 30, 2026 and December 31, 2025, respectively.

23.e. Dividend and interest on equity

The amounts of interest on own capital per share are calculated and presented net of withholding income tax. Tax immune shareholders received interest, without deductions for withholding income tax.

23.e.1. Interim interest on equity for 2026

At meetings of the Company's Board of Directors, interest on equity was declared, pursuant to article 26 of the Company's Articles of Association, article 9 of Law No. 9,249/1995 and CVM Resolution No. 143/2022. As provided for in article 26 of the Company's Articles of Association, the interest distributions comprise part of the mandatory dividend for the year ending December, 31, 2026, subject to ratification by the Shareholders' General Meeting to be held in 2027, as follows:

Dates
Approval	Credit	Payment	Gross Amount	Net Value	Amount per Share, Net
12.02.2026	23.02.2026	30.04.2027	325,000	268,125	0.08390426431
13.03.2026	25.03.2026	30.04.2027	200,000	165,000	0.05163339342
15.04.2026	27.04.2026	30.04.2027	365,000	301,125	0.09423094300
15.05.2026	27.05.2026	30.04.2027	600,000	495,000	0.15490018027
15.06.2026	26.06.2026	30.04.2027	230,000	189,750	0.05937840244
Total			1,720,000	1,419,000

The net values shown in the table above consider the standard IRRF rate of 17.5%, and may be subject to change due to international treaties, tax immunities and exemptions, countries with preferential tax regimes, and privileged tax regimes.

23.e.2. Interest on Equity for 2025

Details are disclosed in Note 24) Equity, item e.1), disclosed in the financial statements for the year ended December 31, 2025.

On February 23, 2026, the Company informed shareholders that its Statutory Board resolved to set the date of April 14, 2026, for the payment of the JSCP (interest on equity) that were declared from April to December 2025.

At the Annual General Meeting held on April 16, 2026, management's accounts were approved, and the Financial Statements, accompanied by the Management Report, the Independent Auditors' Report, the Audit and Control Committee's Opinion, the Fiscal Council's Opinion, and the proposal for the allocation of results, relating to the fiscal year ended December 31, 2025, were examined, discussed, and voted on.

23.e.3. Unclaimed dividends and interest on equity

According to article 287, paragraph II, item “a” of the Brazilian Corporations Law, dividends and interest on equity not claimed by shareholders expire after 3 years, counted from the date of commencement of payment. The Company reverses the amount of expired and forfeited dividends and interest on equity once prescribed.

During the period ended June 30, 2026, the Company reversed prescribed dividends and interest on equity in the amount of R$45,108, which were included in the calculations for the Company's dividend resolutions.

54

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

23.f. Equity valuation adjustment

The changes in equity valuation adjustments, net of gains or losses and of taxes, when applicable, were as follows:

Currency translation adjustments for foreign investees: Refers to cumulative translation adjustments from the translation of financial statements of Aliança (joint venture).

Financial assets at fair value through other comprehensive income: Refers to changes in the fair value of equity instruments (shares).

Derivative financial instruments: Refer to the effective part of cash flow hedges up to the balance sheet date.

	Company / Consolidated
	Currency translation adjustments foreign	Financial assets at fair value	Derivative transactions	Total
Balance on December 31, 2024	81,142	(9,287)	—	71,855
Translation losses	(842)	—	—	(842)
Losses from derivatives	—	—	(1,532)	(1,532)
Gains on financial assets at fair value	—	1	—	1
Balance on June 30, 2025	80,300	(9,286)	(1,532)	69,482
Translation gains	1,655	—	—	1,655
Losses from derivatives	—	—	(46,063)	(46,063)
Losses on financial assets at fair value	—	(21)	—	(21)
Balance on December 31, 2025	81,955	(9,307)	(47,595)	25,053
Translation losses	(13,374)	—	—	(13,374)
Gains from derivatives	—	—	23,265	23,265
Gains on financial assets at fair value	—	—	—	—
Balance on June 30, 2026	68,581	(9,307)	(24,330)	34,944

The changes in consolidated comprehensive income, along with the corresponding adjustments to the Balance Sheet and Income Statement line items, were:

		Currency translation adjustments foreign	Financial assets at fair value	Derivative transactions	Total
Balances as of December 31, 2025		81,955	(9,307)	(47,595)	25,053
Losses on the conversion of investments in a jointly controlled company located abroad.	Investments - Balance sheet	(13,374)	—	—	(13,374)
Fair value effects	Derivatives transactions - Balance sheet	—	—	25,028	25,028
Covered instrument lows	Derivatives trading - Operating result	—	—	10,222	10,222
Deferred income and social contribution taxes	Deferred income and social contribution taxes - Balance Sheet	—	—	(11,985)	(11,985)
Balances as of June 30, 2026		68,581	(9,307)	(24,330)	34,944

55

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

23.g. Non-controlling shareholders

	FiBrasil	Vivo Ventures	CloudCo Brasil	Total
Equity on December 31, 2025	1,434,482	249,642	150,355	1,834,479
Company	1,233,653	244,649	75,194	1,553,496
Non-controlling shareholders	200,829	4,993	75,161	280,983

Capital contributions in equity in the period	—	5,882	—	5,882
Company	—	5,764	—	5,764
Non-controlling shareholders	—	118	—	118

Statements of income movements in the period	(12,881)	(1,145)	(12,575)	(26,601)
Company	(9,660)	(1,124)	(6,288)	(17,072)
Non-controlling shareholders	(3,221)	(21)	(6,287)	(9,529)

Acquisition of equity stake in the period	—	—	—	—
Company	197,608	—	—	197,608
Non-controlling shareholders	(197,608)	—	—	(197,608)

Equity on June 30, 2026	1,421,601	254,379	137,780	1,813,760
Company(1)	1,421,601	249,289	68,906	1,739,796
Non-controlling shareholders	—	5,090	68,874	73,964

(1)	The equity position of FiBrasil in the table above refers to May 18, 2026, the date of the acquisition of the non-controlling interest by the Company, Note 1.c.1.

23.h. Reconciliation of individual parent company and consolidated net income

	Three-month period ended		Six-month period ended
	30.06.2026	30.06.2025	30.06.2026	30.06.2025
Company's net income (Company)	1,572,557	1,344,454	2,833,640	2,402,666
Participation of non-controlling shareholders	(4,997)	(5,649)	(9,529)	(7,591)
IoTCo Brasil	—	423	—	1,489
FiBrasil	(961)	—	(3,221)	—
Vivo Ventures	(2)	(20)	(21)	97
CloudCo Brasil	(4,034)	(6,052)	(6,287)	(9,177)
Company's net income (Consolidated)	1,567,560	1,338,805	2,824,111	2,395,075

23.i. Earnings per share

Basic and diluted earnings per share were calculated by dividing net income attributed to the Company's shareholders by the weighted average number of outstanding common shares. The Company has no instruments which might potentially affect the dilution of earnings per share.

	Company
	Three-month period ended		Six-month period ended
	06.30.2026	06.30.2025	06.30.2026	06.30.2025
Net income for the period	1,572,557	1,344,454	2,833,640	2,402,666
Weighted average number of outstanding common shares for the period (in thousands)	3,195,606	3,237,445	3,195,606	3,241,136
Basic and diluted earnings per common share (R$)	0.49210	0.41528	0.89	0.74130

56

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

24. NET OPERATING REVENUE

	Company				Consolidated
	Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
	06.30.2026	06.30.2025	06.30.2026	06.30.2025	06.30.2026	06.30.2025	06.30.2026	06.30.2025
Gross operating revenue	21,228,251	19,470,444	41,998,198	38,570,690	22,124,112	20,239,280	43,796,308	40,048,543
Services(1)	19,166,951	17,707,591	37,701,659	34,904,144	19,971,956	18,388,422	39,315,303	36,255,584
Sale of goods(2)	2,061,300	1,762,853	4,296,539	3,666,546	2,152,156	1,850,858	4,481,005	3,792,959

Deductions from gross operating revenue	(6,216,175)	(5,495,316)	(12,284,183)	(10,835,636)	(6,366,712)	(5,594,188)	(12,581,893)	(11,013,178)
Tax	(2,945,948)	(2,774,013)	(5,842,589)	(5,514,637)	(3,087,081)	(2,867,906)	(6,127,622)	(5,689,409)
Services	(2,538,710)	(2,439,787)	(5,011,392)	(4,827,863)	(2,660,531)	(2,512,631)	(5,260,178)	(4,966,975)
Sale of goods	(407,238)	(334,226)	(831,197)	(686,774)	(426,550)	(355,275)	(867,444)	(722,434)

Discounts granted and return of goods	(3,270,227)	(2,721,303)	(6,441,594)	(5,320,999)	(3,279,631)	(2,726,282)	(6,454,271)	(5,323,769)
Services	(2,749,916)	(2,196,063)	(5,354,619)	(4,230,079)	(2,749,931)	(2,196,061)	(5,354,673)	(4,230,077)
Sale of goods	(520,311)	(525,240)	(1,086,975)	(1,090,920)	(529,700)	(530,221)	(1,099,598)	(1,093,692)

Net operating revenue	15,012,076	13,975,128	29,714,015	27,735,054	15,757,400	14,645,092	31,214,415	29,035,365
Services	13,878,325	13,071,741	27,335,648	25,846,202	14,561,494	13,679,730	28,700,452	27,058,532
Sale of goods	1,133,751	903,387	2,378,367	1,888,852	1,195,906	965,362	2,513,963	1,976,833

(1)	Includes telephone services, use of interconnection network, data and SVA services, cable TV and other services.
(2)	Includes sale of goods (handsets, SIM cards and accessories) and equipment of "Vivo Tech".

No customer contributed more than 10% of operating revenue for the quarters ended June 30, 2026 and 2025.

25. OPERATING COSTS AND EXPENSES

	Company
	Three-month period ended				Three-month period ended
	06.30.2026				06.30.2025
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(2,460,156)	(1,722,467)	(339,916)	(4,522,539)	(2,395,510)	(1,536,627)	(289,599)	(4,221,736)
Depreciation and amortization	(3,238,130)	(440,817)	(225,026)	(3,903,973)	(3,045,406)	(421,159)	(213,270)	(3,679,835)
Personnel	(285,776)	(874,634)	(351,515)	(1,511,925)	(288,469)	(863,199)	(349,602)	(1,501,270)
Cost of goods sold	(1,139,623)	—	—	(1,139,623)	(945,210)	—	—	(945,210)
Taxes, charges and contributions	(528,682)	(8,322)	(12,478)	(549,482)	(447,023)	(6,213)	(18,428)	(471,664)
Allowance for expected losses on accounts receivable (Note 5)	—	(368,566)	—	(368,566)	—	(357,625)	—	(357,625)
Rental, insurance, condominium and connection means	(346,735)	(19,550)	(13,900)	(380,185)	(360,302)	(19,696)	(13,128)	(393,126)
Materials and other operating costs and expenses	(42,066)	(33,224)	(15,966)	(91,256)	(22,408)	(29,926)	(16,685)	(69,019)
Total	(8,041,168)	(3,467,580)	(958,801)	(12,467,549)	(7,504,328)	(3,234,445)	(900,712)	(11,639,485)

57

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

	Company
	Six-month period ended				Six-month period ended
	06.30.2026				06.30.2025
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(4,797,041)	(3,510,544)	(642,644)	(8,950,229)	(4,760,854)	(3,152,204)	(556,352)	(8,469,410)
Depreciation and amortization	(6,389,443)	(873,234)	(442,154)	(7,704,831)	(6,111,881)	(845,717)	(428,293)	(7,385,891)
Personnel	(560,896)	(1,723,198)	(735,641)	(3,019,735)	(559,436)	(1,722,518)	(642,031)	(2,923,985)
Cost of goods sold	(2,391,888)	—	—	(2,391,888)	(1,984,845)	—	—	(1,984,845)
Taxes, charges and contributions	(1,032,251)	(18,640)	(24,522)	(1,075,413)	(960,057)	(15,080)	(33,794)	(1,008,931)
Allowance for expected losses on accounts receivable (Note 5)	—	(768,371)	—	(768,371)	—	(699,985)	—	(699,985)
Rental, insurance, condominium and connection means	(757,905)	(38,059)	(26,210)	(822,174)	(653,446)	(39,408)	(24,921)	(717,775)
Materials and other operating costs and expenses	(64,188)	(81,007)	(27,467)	(172,662)	(42,995)	(73,408)	(32,990)	(149,393)
Total	(15,993,612)	(7,013,053)	(1,898,638)	(24,905,303)	(15,073,514)	(6,548,320)	(1,718,381)	(23,340,215)

	Consolidated
	Three-month period ended				Three-month period ended
	06.30.2026				06.30.2026
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(2,890,718)	(1,722,834)	(349,873)	(4,963,425)	(2,784,517)	(1,537,561)	(302,465)	(4,624,543)
Depreciation and amortization(1)	(3,307,798)	(443,081)	(232,848)	(3,983,727)	(3,049,171)	(424,795)	(214,994)	(3,688,960)
Personnel	(374,608)	(911,164)	(399,187)	(1,684,959)	(364,139)	(884,778)	(384,424)	(1,633,341)
Cost of goods sold	(1,172,251)	—	—	(1,172,251)	(988,412)	—	—	(988,412)
Taxes, charges and contributions	(555,278)	(9,248)	(12,815)	(577,341)	(456,136)	(6,858)	(18,584)	(481,578)
Allowance for expected losses on accounts receivable (Note 5)	—	(405,083)	—	(405,083)	—	(403,087)	—	(403,087)
Rental, insurance, condominium and connection means(2)	(236,546)	(18,473)	(16,084)	(271,103)	(360,530)	(19,069)	(13,991)	(393,590)
Materials and other operating costs and expenses	(44,211)	(32,263)	(16,642)	(93,116)	(23,472)	(30,148)	(17,214)	(70,834)
Total	(8,581,410)	(3,542,146)	(1,027,449)	(13,151,005)	(8,026,377)	(3,306,296)	(951,672)	(12,284,345)

	Consolidated
	Six-month period ended				Six-month period ended
	30.06.2026				30.06.2026
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(5,688,725)	(3,494,349)	(665,601)	(9,848,675)	(5,510,552)	(3,152,680)	(587,343)	(9,250,575)
Depreciation and amortization(1)	(6,532,047)	(877,764)	(457,731)	(7,867,542)	(6,119,623)	(852,798)	(431,515)	(7,403,936)
Personnel	(732,747)	(1,792,835)	(826,897)	(3,352,479)	(707,817)	(1,765,130)	(708,068)	(3,181,015)
Cost of goods sold	(2,451,164)	—	—	(2,451,164)	(2,053,959)	—	—	(2,053,959)
Taxes, charges and contributions	(1,085,835)	(20,399)	(24,788)	(1,131,022)	(971,648)	(15,726)	(34,878)	(1,022,252)
Allowance for expected losses on accounts receivable (Note 5)	—	(839,697)	—	(839,697)	—	(787,144)	—	(787,144)
Rental, insurance, condominium and connection means(2)	(538,710)	(35,695)	(30,644)	(605,049)	(653,697)	(38,175)	(26,868)	(718,740)
Materials and other operating costs and expenses	(66,694)	(72,582)	(28,557)	(167,833)	(44,963)	(73,313)	(34,370)	(152,646)
Total	(17,095,922)	(7,133,321)	(2,034,218)	(26,263,461)	(16,062,259)	(6,684,966)	(1,823,042)	(24,570,267)

(1)	Includes consolidated lease depreciation of 1,966,788 and R$1,817,406 for the quarters ended June 30, 2026 and 2025, respectively (Note 13.c).

(2)	Includes costs and expenses for renting infrastructure, real estate, equipment, vehicles, insurance and means of connection. In addition to small-value leases of R$2,370 and R$2,250, for the quarters ended June 30, 2026 and 2025.

58

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

26. OTHER INCOME (EXPENSES), NET

	Company
	Three-month period ended		Six-month period ended
	06.30.2026	06.30.2025	06.30.2026	06.30.2025
Recovered expenses and fines	115,801	184,846	266,873	313,537
Provisions for legal claims (Note 19)(1)	(181,039)	(211,475)	(349,727)	(393,779)
Other operating income (expenses)(2)	64,965	(89,236)	64,375	(153,517)
Total	(273)	(115,865)	(18,479)	(233,759)

Other operating income	180,766	184,846	331,248	313,537
Other operating expenses	(181,039)	(300,711)	(349,727)	(547,296)
Total	(273)	(115,865)	(18,479)	(233,759)

	Consolidated
	Three-month period ended		Six-month period ended
	06.30.2026	06.30.2025	06.30.2026	06.30.2025
Recovered expenses and fines	115,705	185,132	267,738	314,287
Provisions for legal claims (Note 19)(1)	(182,172)	(212,714)	(351,075)	(394,934)
Other operating income (expenses)(2)	57,191	(89,155)	55,013	(151,769)
Total	(9,276)	(116,737)	(28,324)	(232,416)

Other operating income	172,896	185,132	322,751	314,287
Other operating expenses	(182,172)	(301,869)	(351,075)	(546,703)
Total	(9,276)	(116,737)	(28,324)	(232,416)

(1)	2026 and 2025, include R$11,619 and R$25,638, respectively, relating to the reversal of expenses for provisions for legal claims upon joining the tax amnesty programs (Note 19.b)
(2)	2026, includes a net gain of R$287,862 from the sale of copper, resulting from the ongoing process of replacing the Company's copper cable network with a fiber optic network, made possible by the migration from the STFC concession regime to the private STFC authorization regime, completed on April 11, 2025.

59

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

27. FINANCIAL INCOME (EXPENSES), NET

	Company
	Three-month period ended		Six-month period ended
	06.30.2026	06.30.2025	06.30.2026	06.30.2025
Financial Income
Gains from derivative transactions (Note 31)	64,051	41,760	124,468	97,662
Interest income	213,036	222,291	444,910	423,966
Foreign exchange and indexation credits	66,916	52,573	123,011	130,054
Interest (customers, taxes and other)	40,555	57,371	74,616	138,093
Other financial income	36,989	30,793	77,591	118,451
Total	421,547	404,788	844,596	908,226

Financial Expenses
Charges for financing, debentures and leases (Note 20)(1)	(541,599)	(593,413)	(1,095,423)	(1,159,867)
Provisions for legal claims (Note 19)(2)	(103,533)	(157,449)	(257,038)	(324,315)
Loss on derivative transactions (Note 31)	(78,307)	(69,756)	(179,641)	(158,760)
Interest (financial institutions, trade accounts payable, taxes and other)	(242,888)	(236,308)	(474,374)	(405,998)
Foreign exchange and indexation charges (suppliers, taxes and others)	(80,000)	6,216	(95,322)	(23,789)
Other financial expenses	(42,415)	(43,880)	(87,650)	(88,802)
Total	(1,088,742)	(1,094,590)	(2,189,448)	(2,161,531)

Financial income (expenses), net	(667,195)	(689,802)	(1,344,852)	(1,253,305)

60

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Three-month period ended		Six-month period ended
	06.30.2026	06.30.2025	06.30.2026	06.30.2025
Financial Income
Gains from derivative transactions (Note 31)	92,537	56,817	173,590	115,393
Interest income	230,382	236,746	481,759	451,641
Foreign exchange and indexation credits	76,431	60,776	148,130	141,444
Foreign exchange gains on loans and financing (Note 20)	727	(1,642)	4,223	—
Interest (customers, taxes and other)	39,422	56,285	72,239	136,246
Other financial income	39,776	31,287	77,809	119,694
Total	479,275	440,269	957,750	964,418

Financial Expenses
Charges for financing, debentures and leases (Note 20)(1)	(595,419)	(602,240)	(1,196,457)	(1,178,789)
Provisions for legal claims (Note 19)(2)	(104,838)	(160,384)	(260,143)	(329,890)
Loss on derivative transactions (Note 31)	(107,910)	(86,000)	(250,025)	(186,482)
Interest (financial institutions, trade accounts payable, taxes and other)	(255,578)	(236,629)	(486,739)	(406,827)
Foreign exchange variation on loans and financing (Note 20)	—	(100)	—	(100)
Foreign exchange and indexation charges (suppliers, taxes and others)	(84,650)	1,465	(104,662)	(28,327)
Other financial expenses	(44,542)	(45,486)	(93,861)	(92,306)
Total	(1,192,937)	(1,129,374)	(2,391,887)	(2,222,721)

Financial income (expenses), net	(713,662)	(689,105)	(1,434,137)	(1,258,303)

(1)	Includes consolidated lease charges of R$884,389 and R$868,066 for the periods ended June 30, 2026 and 2025, respectively (Note 20.c).
(2)	2026 and 2025, includes R$55,787 and R$65,990, respectively, relating to the reversal of expenses for provisions for legal claims resulting from adherence to tax amnesty programs (Note 19.b).

61

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

28. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

28.a. Balances and transactions with related parties

The main balances of assets and liabilities with related parties arise from transactions with member companies of the controlling group, which were carried out at prices and other commercial conditions as agreed in a contract between the parties and refer to:

a)	Fixed and mobile telephony services provided to Telefónica Group companies.
b)	Factoring operations, a financing line for services provided by Telefónica Group suppliers.
c)	Contracts for the assignment of rights to use duct networks, duct leasing services for fiber optics, and contracts for the occupation of right-of-way with various highway concessionaires.
d)	Shared services, passed on at the cost actually incurred.
e)	Right to use certain software licenses and contracted maintenance and support services.
f)	International transmission infrastructure for various data circuits and contracted connection services.
g)	Acquire Sourcing Platform, an online solution for negotiating the purchase and sale of various types of goods and services.
h)	Cost Sharing Agreement, reimbursement of expenses related to the digital business.
i)	Financial Clearing House Roaming, inflow of funds for payments and receipts derived from roaming operations.
j)	Data communication services and integrated solutions.
k)	Long-distance calling and international roaming services
l)	Sale of assets.
m)	Brand Fee for the assignment of trademark rights.
n)	Rental of buildings, data circuits or infrastructure.

The Company and its subsidiaries sponsor pension plans and other post-employment benefits for their employees with Visão Prev and Sistel (Note 30.).

Telefônica Corretora de Seguros (“TCS“) is an insurance broker for the Company and its subsidiaries for insurance of cell phones, operational risks, general liability, guarantee insurance, among others. There are no outstanding balances between TCS and the Company and its subsidiaries.

62

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The following table summarizes the consolidated balances with related parties:

		Balance Sheet – Assets
		06.30.2026			12.31.2025
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable	Other assets	Cash and cash equivalents	Accounts receivable	Other assets
Parent Companies
Telefónica Móviles Chile, S.A.	k)	—	—	—	—	1,647	—
Telefónica Latinoamérica Holding, S.L.	d)	—	—	3,117	—	—	2,199
Telefónica, S.A.	d)	—	4,369	107	—	4,369	111
		—	4,369	3,224	—	6,016	2,310
Other Group companies
Telefónica Venezolana, C.A.	d) / k)	—	4	4,902	—	10,537	5,197
Terra Networks Mexico SA de CV	e)	—	567	—	—	1,174	—
Telefónica Global Solutions, S.L.U.	f) / k)	—	29,823	—	—	23,441	—
Telefónica Innovación Digital, S.L.	d)	—	—	12,793	—	—	9,608
Telefónica Serviços Empresariais do Brasil Ltda	d)	—	—	955	—	—	669
Telfisa Global B.V.	i)	11,915	—	—	16,694	—	—
Telxius Cable Brasil Ltda	a) / d) / f)	—	4,781	535	—	2,539	321
Celular De Telefonia SA de CV	d)	—	—	2,499	—	—	2,582
Telefônica Factoring do Brasil Ltda.	a) / b) / d)	—	156	1,851	—	1,795	55
Telefónica IoT & Big Data Tech, S.A.	d)	—	—	2,462	—	—	1,598
Telefónica Hispanoamérica, S.A.	d)	—	—	2,015	—	—	2,077
Telefónica Móviles España, S.A.U.	k)	—	1,746	—	—	953	—
Other		—	3,565	251	—	3,837	2,054
		11,915	40,642	28,263	16,694	44,276	24,161

Total		11,915	45,011	31,487	16,694	50,292	26,471

Current assets
Cash and cash equivalents (Note 3)		11,915	—	—	16,694	—	—
Trade accounts receivable (Note 5)		—	45,011	—	—	50,292	—
Other assets (Note 11)		—	—	31,329	—	—	26,317
Non-current assets
Other assets (Note 11)		—	—	158	—	—	154

63

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

		Balance Sheet – Liabilities
		06.30.2026		12.31.2025
Companies	Type of transaction	Trade accounts payable	Other liabilities and leases	Trade accounts payable	Other liabilities and leases
Parent Companies
Telefónica Móviles Chile, S.A.	k)	—	—	900	—
Telefónica Latinoamérica Holding, S.L.	d)	771	—	—	1,205
Telefónica, S.A.	d) / e) / m)	8,472	127,563	11,490	124,541
		9,243	127,563	12,390	125,746
Other Group companies
Telefónica Global Solutions Participações, Ltda	d) / e) / f) / j) / k)	63,078	325	60,099	318
Telefónica Compras Electrónicas, S.L.	g)	39,071	—	31,253	—
Telefónica Innovación Digital, S.L.	h)	105,262	—	38,503	—
Telefónica Venezolana, C.A.	d) / k)	138	1,639	11,037	1,742
Telefónica Global Solutions, S.L.U.	e) / f) / j) / k)	25,526	—	54,769	—
Telxius Cable Brasil Ltda	d) / f) / l)	20,554	1,572	44,993	10,354
Companhia AIX Participações Ltda	c)	—	48,982	2,867	60,481
Telefónica IoT & Big Data Tech, S.A.	h)	35,719	—	33,477	—
Telefónica Global Technology S.A.	e)	45,476	—	1,750	—
Other		31,932	433	28,613	468
		366,756	52,951	307,361	73,363

Total		375,999	180,514	319,751	199,109

Current liabilities
Trade accounts payable and other payables (Note 16)		375,999	—	319,751	—
Leases (Note 20)		—	29,858	—	25,608
Other liabilities (Note 22)		—	130,966	—	138,026
Non-current liabilities
Leases (Note 20)		—	19,125	—	34,873
Other liabilities (Note 22)		—	565	—	602

64

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

		Statement of income
		Six-month period ended
		06.30.2026			06.30.2025
Companies	Type of transaction	Operating revenues	Revenues (cost, expenses and other expenses) operating	Financial result	Operating revenues	Revenues (cost, expenses and other expenses) operating	Financial result
Parent Companies
Telefónica Móviles Chile, S.A.	k)	—	—	—	1,729	(1,694)	24
Telefónica Latinoamérica Holding, S.L.	d)	—	237	(50)	—	291	285
Telefónica, S.A.	d) / e) / m)	—	(279,303)	(1,017)	—	(272,150)	24,776
		—	(279,066)	(1,067)	1,729	(273,553)	25,085
Other Group companies
Telefónica Global Solutions Participações, Ltda	a) / d) / e) / f) / j) / k) / n)	2,663	(38,748)	—	3,232	(33,334)	—
Telefónica Innovación Digital, S.L.	d) / e) / h)	—	(114,559)	4,394	—	(118,058)	9,289
Telefônica factoring do Brasil Ltda	a) / b) / d)	6	1,844	—	6	723	(2,331)
Telefónica Global Technology	e)	—	(36,454)	(962)	—	(34,583)	730
Telefónica Global Solutions, S.L.U.	e) / f) / j) / k)	18,170	(37,520)	1,148	16,546	(35,146)	1,111
Telxius Cable Brasil Ltda	a) / d) / e) / f) / l)	4,478	(53,667)	3,247	3,572	(139,161)	3,163
Telefônica Cibersegurança e Tecnologia do Brasil Ltda	a) / d) / e) / n)	—	—	—	429	(129,798)	—
Companhia AIX Participações Ltda	a) / c)	27	—	(3,320)	78	—	(4,865)
Telefónica IoT & Big Data Tech, S.A.	d) / h)	—	(71,086)	2,274	—	(65,303)	5,852
FiBrasil Infraestrutura e Fibra Ótica S.A.	a) / c) / d) / e) / f) / j) / n)	—	—	—	4,439	(206,586)	5,643
Telefónica Móviles Argentina, S.A.	k)	—	—	—	4,226	(2,603)	482
Telefónica Venezolana, C.A.	d) / k)	2	(16)	2,450	3	(53)	(381)
Other		1,600	(52,805)	(406)	2,715	(54,598)	1,012
		26,946	(403,011)	8,825	35,246	(818,500)	19,705

Total		26,946	(682,077)	7,758	36,975	(1,092,053)	44,790

28.b. Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the three-month period ended June 30, 2026 and 2025 totaled R$38,122 and R$47,435, respectively. This includes R$20,206 (R$26,139 on June 30, 2025) for salaries, benefits and social charges and R$17,916 (R$21,296 on June 30, 2025) for variable compensation.

These amounts were recorded as personnel expenses in General and administrative expenses.

In the three-month period ended June 30, 2026 and 2025, the Directors and Officers received no pension, retirement or similar benefits.

65

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

29. SHARE-BASED PAYMENT PLANS

Plan liabilities are recognized at the fair value of the cash-settled transaction. Fair value is measured initially and at each balance sheet date up to and including the settlement date, any change in fair value is recognized as employee benefit expense (Note 25.) in the statement of income. Fair value is recognized as an expense over the period to the acquisition date, with a corresponding liability.

The Company's parent company, Telefónica offers, different compensation plans based on the quoted value of its shares (Talent for the Future Share Plan (“TFSP“) and Performance Share Plan (“PSP“), to directors and employees of its subsidiaries, including the Company and its subsidiaries.

The Company approved incentive plans (Performance Share Plan (“PSP VIVO”) via performance units, with cash settlement (“Plan”). Participants in the Plan will be entitled to the grant of a certain number of units representing one share issued by the Company (VIVT3) (“Unit” and “Share”). Each Unit represents the expectation of the right to receive the full value of one Share, which will serve as a basis, taking into account the number of Units received, to determine the value of the incentive to be paid by the Company in cash to participants.

The details of these plans are the same as those disclosed in Note 30) Share-Based Compensation Plans, disclosed in the financial statements for the year ended December 31, 2025.

The three-year programs on June 30, 2026 were:

Plans	Public (Officers and Employees)	Company shares potentially receivable
Talent for the Future Share Plan (“TFSP”) - global level	Senior Managers, Managers and Specialists
Cycle 2023-2025 (January 1, 2023 to December 31, 2025). For this cycle, 50% of the indicators were achieved, with delivery made on March 26, 2026 to 138 active executives and 139,250 shares of Telefónica, S.A.	138 active executives	139,250
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	134 active executives	247,000
Cycle 2025-2027 (January 1, 2025 to December 31, 2027)	128 active executives	230,500
Performance Share Plan (“PSP”) – global level	Vice Presidents and Directors
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	102 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	909,398
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	114 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	943,133
Performance Share Plan (“PSP VIVO”) - local level	Vice Presidents and Directors
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	102 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	725,300
Cycle 2025-2027 (January 1, 2025 to December 31, 2027)	113 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	975,417

On June 30, 2026 and December 31, 2025, the consolidated liability balances of the share compensation plans totalled R$147,934 and R$154,736, respectively, including taxes.

66

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

30. PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and its subsidiaries and the related benefits by type are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare – Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog, TIS, CloudCo Brasil, Cyber anda FiBrasil
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
Visão Multi e Visão Telefônica	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks, TGLog, TIS, CloudCo Brasil, Cyber anda FiBrasil

The details of these plans are the same as in Note 31) Pension Plans and Other Post-Employment Benefits, as disclosed in the financial statements for the year ended December 31, 2025.

67

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The changes in consolidated movement and balances of the surplus and deficit plans were:

	Plans with surplus	Plans with deficit	Total
Balance on December 31, 2024	157,046	(728,559)	(571,513)
Current service cost	(476)	(4,605)	(5,081)
Net interest on net defined benefit liabilities/assets	(8,496)	(40,412)	(48,908)
Contributions and benefits paid by the employers	509	15,922	16,431
Distribution of surplus – PBS-A Plan (gross amount)	(37,289)	—	(37,289)
Balance on June 30, 2025	111,294	(757,654)	(646,360)
Current service cost	(486)	82,145	81,659
Net interest on net defined benefit liabilities/assets	26,504	(36,949)	(10,445)
Contributions and benefits paid by the employers	184	6,148	6,332
Surplus Distribution – PBS-A Plan (gross amount)	125,858	—	125,858
Amounts recognized in OCI	(11,665)	(79,074)	(90,739)
Distribution of reserves	(68,782)	—	(68,782)
Business combination - acquisition of FiBrasil	—	(1,162)	(1,162)
Balance on December 31, 2025	182,907	(786,546)	(603,639)
Current service cost	(414)	(3,508)	(3,922)
Net interest on net defined benefit liabilities/assets	10,227	(42,249)	(32,022)
Contributions and benefits paid by the employers	436	14,049	14,485
Distribution of reserves	(46,807)	—	(46,807)
Balance on June 30, 2026	146,349	(818,254)	(671,905)

Balance on December 31, 2025
Current assets	85,323	—	85,323
Non-current assets	97,584	—	97,584
Current liabilities	—	(27,325)	(27,325)
Non-current liabilities	—	(759,221)	(759,221)

Balance on June 30, 2026
Current assets	73,976	—	73,976
Non-current assets	72,373	—	72,373
Current liabilities	—	(27,325)	(27,325)
Non-current liabilities	—	(790,929)	(790,929)

31. FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

31.a. Derivative transactions

The Company enters into derivative financial instrument contracts to mitigate the effects of inflation risks in lease contracts indexed to the IPCA (Brazilian Consumer Price Index), as well as against exchange rate risks related to liabilities in foreign currency. Derivative instruments are not used for speculative purposes, and existing exchange rate risks are duly covered (hedged).

68

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

In addition, the Company has a hedging program to mitigate cash flow volatility resulting from fluctuations in the price of copper. These operations were carried out through NDF (Non-Deliverable Forward) contracts with monthly maturities until 2027, aiming to protect part of the projected sales volume. Considering the characteristics of these operations and pursuant to the applicable accounting standard, the Company adopted the hedge accounting methodology, as at cash flow hedge, for these operations. In situations where the anticipated transaction is no longer expected, the accumulated gain or loss and previously deferred hedging costs recognized in equity are immediately reclassified to profit or loss.

The Company maintains derivatives designated as cash flow hedges to protect future copper revenue projected for the next 24 months. The contracts, referenced to the price of copper in reais (LME*PTAX), have an average contracted value of R$68,006 per ton, with 16 thousand tons contracted considering a hedge ratio of 0:5 of the expected sales.

The hedge effects are recognized in other comprehensive income (hedge reserve) in equity and will be transferred to profit or loss as the hedged revenue impacts financial performance. If extraction does not occur on the scheduled dates, the contracts may be rolled over up to three times. After this limit, the amounts are reclassified to financial results.

The main source of ineffectiveness is the risk of not recovering copper on the scheduled dates. The qualitative effectiveness test as of June 30, 2026, confirmed that the hedge remained effective, given the 100% correlation between the hedged item and the derivative, since both have the same discount rate.

As of June 30, 2026, for the purpose of evaluating the effectiveness of the hedging relationship, the accumulated variation in the intrinsic value of the open hedging instruments since the beginning of the relationship totaled R$35,403. Correspondingly, the variation in the hedged item also totaled R$35,403. Therefore, no material losses arising from transactions with derivative instruments were identified to be considered in the financial results for the period.

The Company maintains internal controls over its derivative financial instruments which, in the opinion of Management, are adequate to control the risks associated with each market strategy. The results obtained by the Company in relation to its derivative financial instruments demonstrate that the management of risks by Management has been carried out appropriately. Since these derivative financial instrument contracts qualify as hedge accounting, the hedged risk can also be adjusted to fair value, offsetting the result of the derivative financial instruments, according to hedge accounting rules. This hedge accounting applies to both financial liabilities and probable cash flows in foreign currency.

Derivative financial instrument contracts have specific penalty clauses for breach of contract usually from by non-compliance with a contractual clause, resulting in the early settlement of the contract.

On June 30, 2026 and December 31, 2025, the Company held no embedded derivatives contracts or designated as a fair value hedge in their active portfolio.

31.a.1. Fair value of derivative financial instruments

The valuation method for the fair value of financial liabilities (if applicable) and derivative financial instruments is the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of the positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves and discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves.

The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

69

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, which do not usually require margin deposits.

	Company / Consolidated
			Fair value
	Notional Value		Amount receivable (payable)
Description	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Swap contracts
Assets position	1,919,132	1,945,120	120,438	118,083
Foreign Currency	914,944	626,540	2,308	1,406
US$(1)	764,452	509,245	2,308	1,406
EUR(1)	83,557	117,295	—	—
NDF US$(3)	66,935	—	—	—

Floating rate	189,938	221,461	116	—
CDI(1)	144,947	176,470	116	—
Euribor(4)	44,991	44,991	—	—

Pre-rate	764,802	1,048,500	—	—
NDF Copper(5)	764,802	1,048,500	—	—

Inflation rates	49,448	48,619	118,014	116,677
IPCA(2)	49,448	48,619	118,014	116,677

Liabilities position	(1,919,132)	(1,945,120)	(164,688)	(198,658)
Floating rate	(942,448)	(720,150)	(126,904)	(122,069)
CDI(1)(2)	(942,448)	(720,150)	(126,904)	(122,069)

Pre-rate	(66,935)	—	(2,216)	—
NDF US$(3)	(66,935)	—	(2,216)	—

Commodities	(764,802)	(1,048,500)	(35,403)	(72,868)
NDF Copper(5)	(764,802)	(1,048,500)	(35,403)	(72,868)

Foreign Currency	(144,947)	(176,470)	(165)	(3,721)
US$(1)	(144,947)	(154,230)	(165)	(3,434)
EUR(1)	—	(22,240)	—	(287)

Long position			87,613	16,328
Current			55,695	7,706
Non-current			31,918	8,622
Short position			(131,863)	(96,903)
Current			(84,175)	(53,044)
Non-current			(47,688)	(43,859)
Amounts payable, net			(44,250)	(80,575)

(1)	Foreign currency swap (euro and CDI x euro) (R$83,557) and (dollar and CDI x dollar) (R$619,505) – swap transactions contracted with maturities up to August 24, 2026, with the objective of protecting against exchange rate variation risks of net amounts payable (book value of R$232 payable and R$849 receivable, respectively).
(2)	IPCA x CDI swap (R$49,448) – swap transactions contracted with maturities in 2033 with the objective of protecting against IPCA variation risk (book value of R$4,423 payable).
(3)	Contracted forward transactions (NDF dollar x BRL) (R$66,935), transactions contracted with maturities up to December 11, 2026, with the objective of protecting against exchange rate variation risks of service contracts (book value of R$2,216 to be paid).
(4)	Euribor x CDI swap (R$44,991) – swap transactions contracted with maturities in 2027 with the objective of protecting against the risk of Euribor variation (book value of R$2,825 to be paid).
(5)	Copper x Pre-fixed NDF (R$764,802 - LME in Reais * Tons contracted) – Copper NDF transactions contracted to protect future sales revenues against the variation in the price of copper on the LME in relation to the Real. (book value R$35,403 to be paid) The transaction is designated for cash flow hedging.

70

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

Swap maturities and options after June 30, 2026, are as follows:

	Consolidated
	Maturing in
	1 to 12 months	13 to 24 months	25 to 36 months	37 to 48 months	49 to 60 months	From 61 months	Amount receivable (payable) on 06.30.2026
IPCA x CDI	4,560	4,641	4,055	3,310	2,944	(23,933)	(4,423)
Euribor x CDI	—	(2,825)	—	—	—	—	(2,825)
Foreign currency x CDI	666	—	—	—	—	—	666
NDF Copper x Pre	(31,441)	(3,962)	—	—	—	—	(35,403)
NDF US$ x Pre	(2,216)	—	—	—	—	—	(2,216)
CDI x Foreign Currency	(49)	—	—	—	—	—	(49)
Total	(28,480)	(2,146)	4,055	3,310	2,944	(23,933)	(44,250)

For the preparation of these financial statements, the Company adopts the fair value measurement methodology for foreign currency x CDI and IPCA x CDI swaps, used to hedge financial debts. In this approach, only the derivative instruments are measured at fair value, while the related financial debts remain recorded at amortized cost.

For copper NDF transactions, the Company applies a cash flow hedging strategy. Changes in the fair value of these derivatives are recorded in Other Comprehensive Income and, as sales are made, are reclassified to Other Operating Revenues in the income statement.

In the quarters ended June 30, 2026 and 2025, derivative financial instruments generated negative and positive consolidated net results of R$76,435 and R$71,089, respectively (Note 27).

31.a.2. Sensitivity analysis of the Company's risk variables

Publicly-held companies are required to disclose sensitivity analyses for each type of market risk considered significant by Management, arising from financial instruments, to which the entity is exposed at the closing date, including derivative financial instruments.

Each financial instrument derivative transaction was assessed, and assumptions under a probable base scenario and a further two stressed scenarios that could adversely impact the Company.

For the probable base scenario, at the maturity dates for each of the transactions, the market rates sourced from B3 yield curves (currencies and interest rates) supplemented by data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. For scenarios II and III, consistent with the CVM requirement, risk variables were stressed by 25% and 50%, respectively.

71

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, other scenarios are not applicable. For these transactions, the Company reports the consolidated net exposure for each of the three scenarios on June 30, 2026:

Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (assets position)	Derivatives (depreciation risk EUR)	127,136	158,920	190,704
Payables in EUR	Debt (appreciation risk EUR)	(133,497)	(166,871)	(200,245)
Receivables in EUR	Debt (depreciation risk EUR)	6,299	7,873	9,448
	Net Exposure	(62)	(78)	(93)

Hedge (assets position)	Derivatives (depreciation risk US$)	686,022	857,528	1,029,034
Payables in US$	Debt (appreciation risk US$)	(795,827)	(994,784)	(1,193,740)
Receivables in US$	Debt (depreciation risk US$)	108,928	136,159	163,391
	Net Exposure	(877)	(1,097)	(1,315)

Copper Hedge (liabilities position)	Derivatives (High Copper Risk)	(35,403)	(44,254)	(53,105)
Future Copper Revenue	Debts (Risk of a fall in copper prices)	35,403	44,254	53,105
	Net Exposure	—	—	—

Hedge (assets position)	Derivatives (risk of decrease in IPCA)	24,730	14,454	8,153
Debt in IPCA	Debt (risk of increase in IPCA)	(24,730)	(14,454)	(8,153)
	Net Exposure	—	—	—

Hedge (assets position)	Derivatives (depreciation risk Euribor)	2,825	3,531	4,237
Opex em US$	Opex (risk of increase in Euribor)	(2,825)	(3,531)	(4,237)
	Net Exposure	—	—	—

Hedge (CDI position)
Hedge US$ and EUR (liabilities position)	Derivatives (risk of decrease in CDI)	165	148	170
Hedge IPCA (liabilities position)	Derivatives (risk of increase in CDI)	(27,429)	(34,286)	(41,143)
	Net Exposure	(27,264)	(34,138)	(40,973)

Total net exposure in each scenario		(28,203)	(35,313)	(42,381)

Net effect on changes in current fair value		—	(7,110)	(14,178)

The fair values above are based on the portfolio position on June 30, 2026, but do not contemplate other changes to market variables which are constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

For the calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

72

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The assumptions used by the Company for the sensitivity analysis on June 30, 2026, were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	5.18	6.47	7.76
EUR	5.90	7.37	8.85
IPCA	5.00%	6.28%	7.59%
IGPM	3.16%	3.97%	4.78%
CDI	14.15%	17.69%	21.23%
Euribor	2.22%	2.78%	3.34%
Price of Copper (Ton) - US$	13,341	16,676	20,012

31.b. Fair value

This is the value that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liability will take place (i) in the principal market for the asset or liability; and (ii) in the absence of a principal market, in the most advantageous market for that asset or liability. The Company and or its subsidiaries must have access to the principal or most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing an asset or liability, assuming that market participants act in their best economic interests.

Fair value measurement of a non-financial asset takes into consideration the capacity of a market participant to generate economic benefits through the best use of the asset or selling it to another market participant that would also make the best use of the asset.

The Company and its subsidiaries use appropriate valuation techniques to match their circumstances and for which there is sufficient data to measure the fair value, optimizing the use of observable inputs and minimizing the use of unobservable inputs.

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole: (i) Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities; (ii) Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and (iii) Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

For assets and liabilities recognized in the financial statements on a recurring basis, the Company and its subsidiaries determine whether transfers have occurred between levels of the hierarchy, reassessing the categorization (based on information at the lowest and most significant level for measuring the fair value as a whole) to each year end.

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. Both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values.

In the period/year ended June 30, 2026 and December 31, 2025, there were no transfers of fair value assessments between the Levels.

For fair value disclosure purposes, the Company and its subsidiaries have classified assets and liabilities based on the nature, characteristics, and risks of each item, as well as the level within the fair value hierarchy.

73

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

Below is the composition and classification of financial assets and liabilities of June 30, 2026 and December 31, 2025.

			Company
			Book value		Fair value
	Classification by category	Fair value hierarchy	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Financial Assets
Current
Cash and cash equivalents (Note 3.)	1		8,008,724	6,538,941	8,008,724	6,538,941
Financial investments (Note 4)	1		—	—	—	—
Trade accounts receivable (Note 5)	1		9,851,714	10,082,818	9,851,714	10,082,818
Derivative transactions (Note 31.a)	2	Level 2	54,472	7,605	54,472	7,605
Sale of real estate and other receivables (Note 11)	1		178,488	192,472	178,488	192,472
Loan agreement with subsidiary CloudCo Brasil (Note 11)	1		1,719	1,821	1,719	1,821
Related-party receivables (Note 11)	1		106,645	100,293	106,645	100,293

Non-current
Financial investments (Note 4)	1		52,950	40,934	52,950	40,934
Trade accounts receivable (Note 5)	1		446,475	241,571	446,475	241,571
Derivative transactions (Note 31.a)	3	Level 2	30,996	6,147	30,996	6,147
Sale of real estate and other receivables (Note 11)	1		81,549	280,619	81,549	280,619
Loan agreement with subsidiary CloudCo Brasil (Note 11)	1		45,009	45,009	45,009	45,009
Related-party receivables (Note 11)	1		49,874	58,952	49,874	58,952
Total financial assets			18,908,615	17,597,182	18,908,615	17,597,182

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	1		9,548,666	9,479,701	9,548,666	9,479,701
Loans and financing (Note 20.a)	1		250,064	227,226	250,064	227,226
Leases (Note 20.a)	2	Level 2	4,679,236	4,861,423	4,679,236	4,861,423
Debentures (Note 20.a)	1		141,762	150,438	141,762	150,438
Reverse split and split of shares (Note 23.a)	1		824,036	824,723	824,036	824,723
Derivative transactions (Note 31.a)	2	Level 2	63,605	4,938	63,605	4,938
Derivative transactions (Note 31.a)	3	Level 2	20,331	47,595	20,331	47,595
Liabilities with ANATEL (Note 22)	1		93,843	83,558	93,843	83,558
Reduction of capital of the Company (Note 23.a)	1		4,055,053	91,093	4,055,053	91,093
Amounts to be refunded to customers (Note 22)	1		94,647	103,230	94,647	103,230
Liabilities with related parties (Note 22)	1		139,122	145,706	139,122	145,706

Non-current
Loans and financing (Note 20.a)	1		1,214,603	1,212,043	1,214,603	1,212,043
Leases (Note 20.a)	2	Level 2	10,032,229	10,493,488	10,032,229	10,493,488
Debentures (Note 20.a)	1		2,000,000	2,000,000	2,000,000	2,000,000
Derivative transactions (Note 31.a)	2	Level 2	43,940	35,428	43,940	35,428
Liabilities with ANATEL (Note 22)	1		971,980	911,899	971,980	911,899
Liabilities with related parties (Note 22)	1		795	830	795	830
Total financial liabilities			34,173,912	30,673,319	34,173,912	30,673,319

74

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

			Consolidated
			Book value		Fair value
	Classification by category	Fair value hierarchy	06.30.2026	12.31.2025	06.30.2026	12.31.2025
Financial Assets
Current
Cash and cash equivalents (Note 3)	1		8,484,361	7,032,339	8,484,361	7,032,339
Financial investments (Note 4)	1		91,807	99,102	91,807	99,102
Trade accounts receivable (Note 5)	1		10,496,016	10,619,617	10,496,016	10,619,617
Derivative transactions (Note 31.a)	2	Level 2	55,695	7,706	55,695	7,706
Sale of real estate and other receivables (Note 11)	1		178,488	192,472	178,488	192,472
Related-party receivables (Note 11)	1		31,329	26,317	31,329	26,317

Non-current
Financial investments (Note 4)	1		53,325	41,308	53,325	41,308
Trade accounts receivable (Note 5)	1		489,493	283,502	489,493	283,502
Derivative transactions (Note 31.a)	2	Level 2	31,918	8,622	31,918	8,622
Sale of real estate and other receivables (Note 11)	1		81,549	280,619	81,549	280,619
Related-party receivables (Note 11)	1		158	154	158	154
Total financial assets			19,994,139	18,591,758	19,994,139	18,591,758

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	1		10,024,019	9,861,294	10,024,019	9,861,294
Loans and financing (Note 20.a)	1		356,226	304,235	356,226	304,235
Leases (Note 20.a)	2	Level 2	4,700,341	4,883,176	4,700,341	4,883,176
Debentures (Note 20.a)	1		152,749	161,453	152,749	161,453
Reverse split and split of shares (Note 23.a)	1		824,036	824,723	824,036	824,723
Derivative transactions (Note 31.a)	2	Level 2	63,844	5,449	63,844	5,449
Derivative transactions (Note 31.a)	3	Level 2	20,331	47,595	20,331	47,595
Liabilities with ANATEL (Note 22)	1		93,843	83,558	93,843	83,558
Reduction of capital of the Company (Note 23.a)	1		4,055,053	91,093	4,055,053	91,093
Amounts to be refunded to customers (Note 22)	1		100,097	108,166	100,097	108,166
Liabilities with related parties (Note 22)	1		130,966	138,026	130,966	138,026

Non-current
Loans and financing (Note 20.a)	1		1,481,150	1,542,627	1,481,150	1,542,627
Leases (Note 20.a)	2	Level 2	10,084,372	10,549,678	10,084,372	10,549,678
Debentures (Note 20.a)	1		2,941,671	2,905,512	2,941,671	2,905,512
Derivative transactions (Note 31.a)	2	Level 2	47,688	43,859	47,688	43,859
Liabilities with ANATEL (Note 22)	1		971,980	911,899	971,980	911,899
Liabilities with related parties (Note 22)	1		565	602	565	602
Total financial liabilities			36,048,931	32,462,945	36,048,931	32,462,945

Classification by category: (1) Amortized cost; (2) Measured at fair value through profit or loss and (3) Measured at fair value through OCI.

31.c. Capital management

The purpose of capital management is to ensure a continued high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.

75

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The Company manages its capital structure by making adjustments and adapting to current economic conditions. In seeking this equilibrium, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the period ended June 30, 2026, there were no changes in capital structure objectives, policies or processes.

The Company includes in the net debt structure the balances of loans, financing, debentures, leases and other creditors and derivative financial instruments, less cash and equivalents cash and accounts receivable from credit rights (FIDC Vivo Money).

31.d. Risk management policy

The Company and its subsidiaries are exposed to several market risks as because of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

31.d.1. Currency Risk

The Company is exposed to the foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may reduce receivables or increase payables depending on the exchange rate in the period.

Hedging transactions were executed to minimize the risks associated with exchange rate changes on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company seeks to provide cover for the net balance of these assets and obligations (US$132,693 thousand and €21,566 thousand paid by June 30, 2026, and US$64,147 thousand, €21,529 thousand and £5 thousand paid by December 31, 2025) to mitigate its foreign exchange risks.

31.d.2. Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses for the portion of debentures linked to the CDI rate and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries have invested cash equivalents of R$8,359,290 and R$6,945,770 on June 30, 2026, and December 31, 2025, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

31.d.3. Liquidity Risk

Liquidity risk arises from the possibility of the Company not having sufficient funds to meet its commitments due to the different timing and settlement terms of its rights and obligations.

The Company structures the maturities of financial instruments to manage their liquidity.

The Company's cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, are sufficient to meet scheduled commitments in to mitigate liquidity risk.

The maturity profile of consolidated financial liabilities includes future principal and interest amounts up to the maturity date. For fixed rate liabilities, interest was calculated based on the indices established in each contract. For floating rate liabilities, interest was calculated based on the market forecast for each period.

In order to minimize liquidity risk and ensure compliance with obligations, the Company's cash investment policy prioritizes instruments indexed to the CDI (floating rate), with daily liquidity and counterparties whose credit rating and/or balance scorecard indicate low credit risk. In addition, the investment policy establishes diversification limits for counterparties, fortifying the Company's ability to honor its payment commitments.

76

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

31.d.4. Credit Risk

Credit risk arises from the possibility that the Company may incur losses resulting from difficulties in receiving invoiced amounts for the provision of services and sale of devices and equipment to its B2C and B2B customers and distributor network.

The credit risk from accounts receivable is diversified and risk minimized by diligent control over the customer base and constant risk analysis. The Company monitors the level of accounts receivable and limits the risk of unpaid bills on an ongoing basis, negating access to its services if the invoice is overdue. For prepaid mobile customers there is no credit risk.

The credit risk from the sale of devices is managed by a conservative policy for granting credit, through management methods, including credit scoring techniques, analysis of financial statements and information and consultation of commercial databases, in addition to the request for guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their financial investments, letters of guarantee received as collateral for certain transactions and amounts receivable from derivative financial instruments. The Company and its subsidiaries monitor the credit limit granted to each counterparty and diversify this exposure among top-tier financial institutions, in accordance with the current counterparty credit policy.

31.d.5. Exchange rate and commodity risk

The Company is exposed to exchange rate fluctuations linked to commodity risk arising from future revenue from copper sales, since both the international price of the metal and the exchange rate of the foreign currency can impact the amount to be received. Adverse variations in these markets can reduce revenue in reais and increase the volatility of results.

To mitigate these risks, hedging operations with financial derivatives were contracted, designed to simultaneously protect against currency exposure and exposure to the price of copper. These operations aim to maintain greater predictability in the project's cash flow and minimize the impacts of market fluctuations.

The amount covered, corresponding to 16 thousand tons, is adjusted according to the dynamics of projected sales and the evolution of market conditions, ensuring continuous alignment between the protected volume and the Company's effective exposure.

31.d.6. Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes maintaining insurance coverage for all high-risk assets and liabilities of significant value, as determined by Management, following the guidelines of Telefónica's corporate program.

On June 30, 2026, the maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective total R$900,000 for operational risks (including business interruption) and R$106,000 for general civil liability.

Management considers the insurance coverage to be sufficient to cover any potential claims.

77

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

32. SUPPLEMENTAL CASH FLOW INFORMATION

The consolidated cash flow financing activities for the quarters ended June 30, 2026, and 2025.

	Consolidated
		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on December 31, 2025	Entries	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of contracts	Business combination	Interim and unclaimed dividends and interest on equity	Balance on June 30, 2026
Interim dividends and interest on equity	2,774,544	—	(2,502,977)	—	—	—	—	1,410,956	1,682,523
Loans and financing	1,846,862	—	(116,324)	(50,027)	87,042	69,823	—	—	1,837,376
Leases	15,432,854	—	(1,823,730)	(904,083)	884,389	1,195,283	—	—	14,784,713
Debentures	3,066,965	—	—	(193,348)	220,803	—	—	—	3,094,420
Reverse stock split and stock split	824,723	—	(687)	—	—	—	—	—	824,036
Reduction of the Company's capital	91,093	—	—	—	—	—	—	3,963,960	4,055,053
Derivative financial instruments	80,575	—	(77,511)	(10,143)	51,329	—	—	—	44,250
Total	24,117,616	—	(4,521,229)	(1,157,601)	1,243,563	1,265,106	—	5,374,916	26,322,371

	Consolidated
		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on December 31, 2024	Entries	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of contracts	Business combination	Interim and unclaimed dividends and interest on equity	Balance on June 30, 2025
Interim dividends and interest on equity	2,237,090	—	(1,869,081)	—	—	—	—	1,129,182	1,497,191
Loans and financing	1,804,710	20,000	(184,472)	(32,278)	96,446	257,236	69,921	—	2,031,563
Leases	15,246,606	—	(1,721,960)	(773,924)	835,779	965,902	—	—	14,552,403
Debentures	3,695,214	—	—	(210,154)	246,664	—	—	—	3,731,724
Derivative financial instruments	(6,095)	—	(60,214)	(596)	74,006	—	—	—	7,101
Total	22,977,525	20,000	(3,835,727)	(1,016,952)	1,252,895	1,223,138	69,921	1,129,182	21,819,982

33. CONTRACTUAL COMMITMENTS AND GUARANTEES

33.a. Contractual commitments

The Company has off-book contractual commitments arising from the purchase of goods and services, which mature on several dates, settled via monthly payments.

At June 30, 2026, the future nominal values over the entire contract periods were:

78

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

Periods	Consolidated
1 to 12 months	782,475
13 to 24 months	674,997
25 to 36 months	638,402
37 to 48 months	537,177
49 to 60 months	318,583
From 61 months	1,444,024
Total	4,395,658

33.b. Guarantees

On June 30, 2026, the Company had guarantees for several commitments with ANATEL, suppliers and legal proceedings:

Consolidated
Insurance of guarantee(1)	30,980,729
Letters of guarantee(2)	10,199,187
Judicial deposits and garnishments (Note 10)	3,043,932
Property and equipment (Note 13.d)	9,402
Financial applications - Legal proceedings and SUDENE	53,325
Total	44,286,575

(1)	These refer to insurance values contracted to guarantee the continuity of the discussion of judicial processes (Note 19).
(2)	Includes the contracting of guarantees arising from the Self-Composition Agreement for the Adaptation of STFC Concession Contracts, concluded in 2025.

34. OTHER MATTERS

34.a. Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that govern environmental licenses and registrations, protection of fauna and flora, atmospheric emissions, waste management and remediation of contaminated areas, among others. If the Company or its business partners are unable to comply with current and future legal requirements, or identify and manage new or existing environmental liabilities, it will may incur significant costs, which include investigation and remediation costs, indemnities, compensation, adjustment of conduct, fines, suspension of activities and other penalties, investments to improve facilities or change operations, in addition to damage to the Company's reputation in the market.

The identification of new relevant environmental issues, changes in assessment criteria by regulatory agencies, more restrictive laws and regulations or other unforeseen events may result in significant environmental liabilities and their respective costs. The occurrence of any of these factors could have a material adverse effect on the Company's business, results of operations and financial condition. Pursuant to article 75 of Law No. 9,605/1998, the maximum fine for non-compliance with the environmental law is R$50,000 plus losses related to embargoes or administrative sanctions, in addition to indemnities and repairs for damages caused to the environment.

Climate change poses a number of potential systemic risks (environmental, financial and socioeconomic) to telecommunications operators from both a regulatory and physical perspective. Increased intensity and frequency of extreme events, such as precipitation, cyclones, floods, fires and heat waves, may damage, suspend or interrupt the Company’s transmission operations for an indefinite period. Should a succession of extreme weather events occur, the Company may not have sufficient resources to repair its infrastructure in a timely and cost-effective manner.

79

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

In a quantitative analysis, it is noted that the increase in temperature directly affects the operating conditions of the Company's network equipment, which can cause failures, accelerated wear and loss of assets and, therefore, increase the probability of service interruptions, generating reputational and financial risks. For this reason, cooling the equipment is essential to ensure the proper operation of the Company. In more serious cases, the risk of fires can also increase. As a result, global warming can increase demands for cooling and energy use, increasing our operating costs.

The telecommunications sector is not particularly dependent on fossil fuels, but it is dependent on electricity consumption for its networks, so variations in electricity prices are sensitive to the sector and can have a significant impact on the Company's operating expenses related to energy. The estimated economic impact of this risk classifies it as substantive, on the horizon of 2030.

To manage climate risks, the Company performs diagnostics on physical and transition risks, promotes energy efficiency programs and renewable energy and distributed energy generation plans, in addition to having a dedicated business continuity area, guided by the Global Business Continuity Regulation (“GBC”), which is responsible for ensuring that the company is prepared to face unforeseen events, minimize impacts and maintain the continuity of operations in adverse situations.

34.b. Compliance

The Company is subject to compliance with Brazilian legislation related to combating corruption, in particular Law No. 12,846/2013 and Decree No. 11,129/2022, as well as foreign legislation in the jurisdictions in which it operates as a securities issuer and securities, more specifically the US Foreign Corrupt Practice Act (FCPA) of 1977.

Violations of legislation aimed at combating corruption may result in financial penalties, damage to reputation and other legal consequences that may negatively affect the Company's activities, the results of its operations or its financial condition.

The Company has internal policies and procedures designed to prevent, detect and remedy non-compliance with these laws by the Company's directors, officers, partners, executives, representatives and service providers and develops and implements initiatives to ensure continuous improvement of its Compliance Program, through a robust organizational and governance structure that guarantees operations based on ethics, transparency and respect for applicable laws and regulations.

As a result of its commitment to maintaining a robust Compliance Program, the Company has obtained the DSC 10,000 certification annually since 2020, currently valid until December 12, 2026. In 2023, it was recognized as a Pro-Ethics company, an initiative of the Brazilian Comptroller General's Office (“CGU”) and the Ethos Institute to promote the voluntary adoption of integrity measures by companies and, thus, recognize those that demonstrate commitment to implementing actions aimed at preventing, detecting, and remedying acts of corruption and fraud. In 2024, it received the award for best Compliance department in the Telecom and Technology sector from the Leaders League Compliance Summit & Awards Brazil, and in 2025 it was highlighted as “Compliance Program of the Year”.

35. SUBSEQUENT EVENTS

35.a. Merger of CyberCo Brasil by TIS

On July 1, 2026, the Company informed its shareholders and the market in general that, on that same date, Telefônica Infraestrutura e Segurança Ltda. (“TIS”), a company indirectly controlled by the Company, merged with Telefônica Cibersegurança e Tecnologia do Brasil Ltda. (“CyberCo Brasil”), a company wholly owned by TIS, which was consequently dissolved.

80

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION
Three and Six-month period ended June 30, 2026 and 2025
(In thousands of Reais, unless otherwise stated)

The merger consisted of a corporate and operational reorganization aimed at promoting administrative and economic benefits through the simplification of operational structures, reduction of costs related to the operations and activities carried out by CyberCo Brasil and TIS, and leveraging internal synergies. Furthermore, the merger was based on the book value of CyberCo Brasil's net assets and did not result in any change to TIS's share capital or to the shareholding that the Company indirectly holds therein.

As a consequence of the merger, TIS succeeds CyberCo Brasil in all assets, liabilities, rights and obligations.

35.b. Declaration of Interest on Equity

At a meeting held on July 16, 2026, the Company's Board of Directors approved the declaration of interest on equity (“JSCP”), pursuant to Article 26 of the Company's Bylaws, Article 9 of Law No. 9,249/1995 and CVM Resolution No. 143/2022, in the gross amount of R$500,000, equivalent to R$0.15646482856 per common share, with withholding tax at a rate of 17.5%, resulting in a net amount of R$412,500, equivalent to R$0.12908348356 per common share, calculated based on the balance sheet as of June 30, 2026. The net value per share considers the standard rate of 17.5%, subject to change due to international treaties, tax immunities and exemptions, countries with preferential tax regimes, and privileged tax regimes.

As provided for in Article 26 of the Company's Bylaws, such interest will be imputed to the mandatory dividend for the fiscal year ending December 31, 2026, subject to ratification by the Annual General Meeting of Shareholders to be held in 2027.

The payment of these dividends will be made by April 30, 2027, on a date to be determined by the Company's Board of Directors, and will be credited individually to each shareholder, respecting the shareholding position recorded in the Company's records at the end of the day on July 27, 2026. After this date, the shares will be considered "ex-interest".

The interest on equity) amounts per share are subject to adjustment considering the Company's shareholding base to be verified on July 27, 2026, due to any share acquisitions under the Company's Share Buyback Program in effect.

81

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	September 1, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director